UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002

DEUTSCHE TELEKOM AG

(Translation of registrant's name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

TABLE OF CONTENTS


Modern teams.
The 2001 financial year.
Deutsche
Telekom

000003

Deutsche Telekom at a glance.



Net revenue
(billions of €)


50
40
30
20
10
0
34.5
35.1
35.5
40.9
48.3
1997
1998
1999
2000
2001

EBITDA*
(billions of €)

% of net revenue


20
15
10
5
0
60
50
40
30
20
17.2
17.4
14.5
20.7
18.1
1997
1998
1999
2000
2001

■ **EBITDA margin (% of net revenue)***

49.8	49.6	41.0	50.6	**37.4**

*Calculated on the basis of more precise million figures.

Net income/loss
(billions of €)


6
4
2
0
-2
-4
1.7
2.2
1.3
5.9
-3.5
1997
1998
1999
2000
2001

Net cash provided by operating activities
(billions of €)


12
9
6
3
0
11.6
13.5
9.6
10.0
11.9
1997
1998
1999
2000
2001

Investments as in consolidated noncurrent assets
(billions of €)


50
40
30
20
10
0
7.9
7.5
22.9
43.1
37.7
1997
1998
1999
2000
2001

Equity ratio*
(%)


40
20
0
28
30
36
33
39
1997
1998
1999
2000
2001

*Excluding proposed dividend payments, which are treated as short-term debt.

Four pillars for sustainable growth.

Deutsche Telekom

T··Com···· T··Systems· T··Mobile··· T··Online···

T-Com. Innovation paves the way for multimedia communication.

- 41 million residential and small business customers and 420,000 SMEs
- Aggressive T-DSL marketing strategy taps mass market for broadband communications
- Systematic upgrading of subscriber lines increases revenue and customer loyalty
- Sustained growth for T-ISDN

T-Systems. Joining forces for sustained growth in the convergence market.

- Second-largest system solutions provider in Europe
- Marked revenue increase among named accounts
- Extended worldwide presence for global corporate customers
- Pioneering e-business customer projects

T-Mobile. Global player in tomorrow's mobile communications market.

- Revenue increased by 41 percent to EUR 14.6 billion in 2001
- Brand migration of fully owned T-Mobile subsidiaries launched
- Internationalization of mobile communications holding continues
- Cooperation agreements to build and operate UMTS networks

T-Online. Charting a clear course for success.

- Losses markedly reduced
- A leading Internet provider with around 11 million customers
- Considerable growth and efficiency gains in the 2001 financial year
- T-Online makes its mark as an Internet media network

Selected financial data of the Deutsche Telekom Group.

Earnings position (billions of €)	Change[a]	2001	2000	1999	1998	1997	1996	1995
Net revenue	18.0%	**48.3**	40.9	35.5	35.1	34.5	32.3	30.5[b]
Changes in inventories and other other own capitalized costs	1.7%	**0.9**	0.9	0.9	1.0	1.6	1.7	1.7
Other operating income	-39.8%	**6.6**	11.0	1.9	2.1	1.9	2.0[c]	1.1
Goods and services purchased	12.8%	**13.5**	12.0	7.7[d]	5.5[d]	6.2	5.2	4.9
Personnel costs	24.7%	**12.1**	9.7	9.2	9.2	9.4	9.6	9.4
Depreciation and amortization	17.2%	**15.2**	13.0	8.4[e]	9.0[e]	9.5[e]	9.0[e]	7.9
Other operating expenses	16.6%	**12.2**	10.4	6.9[d]	6.1[d]	5.2	4.9	4.9
Financial income/expense, net	334.8%	**-5.3**	-1.2	-2.9	-3.3	-4.0	-3.9	-4.2
Results from ordinary business activities	-138.6%	**-2.5**	6.5	3.2	5.1	3.7	3.4	5.3
Extraordinary income/loss	-100.0%	**-**	-0.2	-0.2	-	-	-1.3	-0.7
Taxes, levy to the Federal Republic of Germany[f]	154.1%	**0.8**	0.3	1.4	2.7	1.9	1.1	1.9
Net income/loss	-158.3%	**-3.5**	5.9	1.3	2.2	1.7	0.9	2.7
EBITDA[a, g]	-12.8%	**18.1**	20.7	14.5	17.4	17.2	16.3	17.3
Cash earnings[a, h]	-37.8%	**11.8**	18.9	9.7	11.3	11.2	9.9	10.6
Assets and liabilities (billions of €)								
Noncurrent assets	37.6%	**146.7**	106.6	82.0	66.5	70.0	73.8	71.2
Current assets, prepaid expenses, deferred charges	1.2%	**17.8**	17.6	12.6	12.8	13.2	15.3	10.7
Shareholders' equity	55.2%	**66.3**	42.7	35.7	25.1	24.6	23.8	12.7
Accruals	61.9%	**18.4**	11.4	9.3	8.3	7.7	7.6	6.6
Debt	11.1%	**67.0**	60.4	42.3	39.9	44.9	51.1	56.4
Other liabilities and deferred income	32.0%	**12.8**	9.7	7.3	6.0	6.0	6.6	6.2
Balance sheet total	32.5%	**164.5**	124.2	94.6	79.3	83.2	89.1	81.9
Financing (billions of €)								
Net cash provided by operating activities	19.3%	**11.9**	10.0	9.6	13.5	11.6	11.4	12.1
Net cash used for investing activities	-80.6%	**-5.4**	-27.7	-18.7	-7.5	-5.4	-13.0	-6.8
Net cash provided by/used for financing activities	-126.9%	**-4.8**	17.9	8.0	-6.8	-7.0	3.5	-7.8
Capital expenditures[i]	-53.8%	**10.9**	23.5	6.0	4.8	6.8	8.6	7.5
Figures in accordance with U.S. GAAP (billions of €)								
Net income/loss	-94.4%	**0.5**	9.3	1.5	2.2	1.3	1.3	2.9
Shareholders' equity	-59.9%	**73.7**	46.1	37.6	26.9	26.1	25.9	15.1
Ratios								
Employees at balance sheet date (full-time employees, without trainees/student interns) (thousands)	13.2%	**257**	227	196	196	210	221	213
Revenue per employee (thousands of €)[j]	-1.0%	**199**	201	183	173	159	152	139
EBITDA adjusted for special factors (billions of €)[a, g, k]	16.9%	**15.1**	12.9	14.5	17.3	17.02	16.0	17.3
Cash earnings adjusted for special factors (billions of €)[a, h, k]	1.9%	**8.7**	8.5	9.7	11.2	11.3	10.2	11.2
Earnings per share/ADS under German GAAP (€)[l]	-147.4%	**-0.93**	1.96	0.43	0.82	0.62	0.43	1.33
Earnings per share/ADS under U.S. GAAP (€)[l]	-95.4%	**0.14**	3.06	0.53	0.81	0.46	0.62	1.40
Weighted average of outstanding shares (millions)	22.6%	**3,715**	3,030	2,884	2,743	2,743	2,110	2,030
Dividend per share (€)	-40.3%	**0.37[m]**	0.62	0.62	0.61	0.61	0.31	0.31
Equity ratio (%)[n]	17.6%	**39**	33	36	30	28	26	15

[a] Calculated on the basis of more precise million figures.
[b] Including pro-forma value-added tax, revenue would have been EUR 33.8 billion.
[c] Including one-time value-added tax refund amounting to EUR 338 million.
[d] Since the beginning of the 2000 financial year, certain expenses have been shown as other operating expenses, rather than goods and services purchased. EUR 737 million was reclassified for the 1999 financial year and EUR 683 million for 1998.
[e] Including depreciation of value-added tax capitalized prior to January 1, 1996.
[f] In 1995, the levy to the Federal Republic was paid for the last time with the Company being exempt almost fully from tax. Since January 1, 1996, the Company has been subject to normal corporate taxation.
[g] Results from ordinary business activities plus financial income (expense), net and depreciation and amortization.
[h] Net income/loss plus depreciation and amortization.
[i] In accordance with cash flow statement.
[j] Average annual number of employees excluding trainees/student interns.
[k] EBIDTA and cash earnings, after adjustment for special factors, should not be regarded in isolation as an alternative to net income, operating income, net cash provided by operating activities or other German GAAP (HGB) or U.S. GAAP indicators. Fore more details and exact derivation please refer to the information given in the section on "Reconciliation to pro forma figures" on pp. 114 to 118.
[l] Net income/loss based on the weighted average of outstanding shares. The share/ADS ratio is 1:1. In 1995 and 1996 with retroactive consideration of ten-for-one stock split and new shares issued by way of a capital increase from retained earnings at July 31, 1996.
[m] Proposed dividend.
[n] Without amounts earmarked for dividend payment, which are treated as short-term debt.

Perspectives.

We're reaching higher.

We're looking far ahead but keeping our feet on the ground and our attention focused on the communications market. Core technologies have converged and Deutsche Telekom has assumed the role of innovation leader, pioneering key developments every day.

That calls for vision. All across the globe, Deutsche Telekom intelligently captures synergy effects to turn tomorrow's demands into today's solutions. And that calls for the seamless integration of different cultures and new employees. Gone are the days of solo players. Today's convergence market needs modern teams – teams that leverage expert know-how across all fields of core competence.

Deutsche Telekom epitomizes modern team spirit. A spirit that fosters visionary insights and ambitious goals. And teams that are successful in uncovering tomorrow's secrets, systematically and with passion and intuition: Teams that are reaching higher.



Quality.

We inspire each other.



0000008

Management report 2001

The divisions

Consolidated financial statements

Supervisory board seats and further information


Style.
We're showing our true colors.

Dear Shareholders,

The year 2001, together with the previous year, was a period of intense investment in which we once again made considerable progress with the growth of the Deutsche Telekom Group and the market position of our Company at both the national and international level. In this way, our Group has created considerable new value, which shows in our impressive competitive position at the end of 2001:

- More than 100 million customer relationships in our four core divisions.
- One of the largest voice communication carriers in the global market.
- Among the largest mobile service providers in the world, with around 67 million customers served by companies in which we have a majority or a minority shareholding.
- An excellent position in the transatlantic mobile communications business.
- Including its points of presence in important European markets, T-Online is one of the largest Internet service providers in Europe in terms of customer base and revenue.
- T-Systems is the second-largest system solutions provider in Europe.

Difficult economic conditions worldwide. 2001 was not an easy year. For various reasons, industry and politics had to face major challenges. Worldwide economic decline and the horrific terrorist attacks on September 11 made consumers and investors far more reserved and many companies had to revise their plans. Although Deutsche Telekom was not immune to these difficult conditions, the Company was nevertheless able to continue with the growth course of the previous years.

Strategic realignment boosted dynamic growth. Important financial figures such as net revenue and income before interest, taxes, depreciation and amortization and special factors (adjusted EBITDA), as well as the development of our customer and traffic figures evidence our strong growth during 2001. The "young" elements of our core business divisions - for example, mobile communications and system solutions - in particular developed into important contributors to growth within the Group, as expected, and the realignment of the Company on the basis of our 4-pillar strategy, which is now almost complete, released the dynamism that we intended.

Considerable revenue increase in national and international business. We increased net revenue by 18 percent to a total of EUR 48.3 billion This was the second double-digit revenue increase in a row. Our international activities made an above-average contribution to this development. With an increase of 70.1 percent (to EUR 13.2 billion), the share of international business in net revenue over the Group amounted to 27.3 percent, compared to 19 percent in the 2000 financial year. This indicates how successful we have been in implementing our internationalization strategy.



Moreover, we also increased revenue in the German market, by 5.7 percent to EUR 35.1 billion. This means that Deutsche Telekom's net revenue grew significantly faster than the average German economy.

Operative earning power increased again. EBITDA, adjusted for special factors, increased by 16.9 percent, to EUR 15.1 billion. Despite the difficult overall economic situation, we have been able to increase adjusted EBITDA for the first time since the liberalization of the German telecommunications market in 1998. This growth fulfilled another goal that we set ourselves; it was influenced in particular by the strong growth in the mobile communications sector. Adjusted EBITDA for this division more than doubled from EUR 1.4 billion in the previous year to EUR 3.1 billion in 2001.

Adjusted EBITDA is an important figure for us, since it serves as an indicator of the development of our operating activities, before the effect of start-up costs for the development of new units and markets (such as for the amortization of UMTS licenses or goodwill as in the case of VoiceStream) and before unusual or rarely occurring factors. Detailed information on this subject is included in this report on pp. 114 to 118.

Negative impact on Group results from investments in the Company's growth. The increase in our operative earning power needs to be seen in light of the financial accounting effects of our considerable investments in the continued strategic development of the Deutsche Telekom Group. We had a net loss after taxes of EUR 3.5 billion in the 2001 financial year, compared with net income of EUR 5.9 billion in the previous year. In addition to the fact that the considerably higher level of positive special effects from the disposal of non-strategic assets in 2000 was not matched by similar contributions in 2001, this decline is also due in particular to negative effects from the expansion of our national and international business presence during the last few years. Our growth course is therefore also reflected here, albeit with contrary effects.

Strong increase in cash generated from operations. Another factor of decisive importance for the consideration of the financial strength of a company is its ability to finance itself – in other words, its cash flows. Net cash provided by operating activities increased by 19 percent compared with the previous year, to EUR 11.9 billion. Taking into account the increase of EUR 1.5 billion in net interest payments included in this figure, cash generated from operations rose by EUR 3.4 billion to EUR 16.3 billion. This positive development was mainly due to contributions from normal operating activities – and this is yet another indication of our growth.

First steps taken towards reduction of net financial liabilities. Through measures that have already been launched, the increase in the net financial liabilities resulting from the VoiceStream transaction was mitigated in the first half of 2001, and the level was reduced by 12.5 percent in the second half year, from a level of EUR 71 billion to EUR 62.1 billion, as previously announced.

Proposed dividend of EUR 0.37. The Board of Management and the Supervisory Board of Deutsche Telekom will propose to the Shareholders' Meeting to pay shareholders a dividend of EUR 0.37 per share for the 2001 business year. Although this means an approximately 40 percent lower dividend compared to the prior year, the dividend yield of Deutsche Telekom remains among the leaders of European and American telecommunications companies, as well as among DAX companies.

This step is part of a package of measures agreed on by the Board of Management after consultation with the relevant Supervisory Board committees in response to the prohibition of the planned sale of the Company's cable assets and the general situation on the stock markets. As is generally known, the Federal Cartel Office in Germany prohibited the sale of six regional cable TV companies to the American company Liberty Media for around EUR 5.5 billion in February 2001.

The above-mentioned package of measures also includes considerable reductions in investments in property, plant and equipment (EUR 9.9 billion in the previous year) and in costs. Over and above this, we are again confirming our intention to actively dispose of non-strategic activities. We will continue with the process of selling our cable TV assets. In light of the negative stock market climate worldwide, it was decided not to proceed with a stock exchange listing for T-Mobile in the first half of 2002. Going forward, we expect to adapt flexibly to the market situation.

On the basis of these measures, our goal is to reduce net financial liabilities to around EUR 50 billion by the end of 2003.

Successful business development in all divisions. Along with the Deutsche Telekom Group as a whole, the individual divisions also developed very successfully in the 2001 financial year – both in terms of building upon their market position and with regard to their strategic positioning and orientation towards new markets, sectors and business potential.

T-Mobile: the first transatlantic GSM provider. The acquisition of VoiceStream and thus the successful entry into the U.S. market – the largest individual market worldwide for mobile communications – was without doubt the outstanding event for us in 2001. This move has given T-Mobile International a leading market position as the first transatlantic GSM mobile communications provider.

The mobile subscriber base across all companies in which Deutsche Telekom holds either a majority or minority shareholding increased by around 20 million, to almost 67 million – i.e., by more than 40 percent compared to the prior year. In the German market, the number of T-Mobile customers increased by around 4 million. With more than 23 million customers at the end of 2001, the company is thus the market leader in Germany.

In the course of 2001, VoiceStream was able to increase its number of customers by more than 45 percent, closing the year with a record quarter. In addition to the seasonal Christmas business, effective customer loyalty measures also took effect, with the result that VoiceStream was able to clearly rise above the generally weak trend on the mobile communications market.

T-Com: future-oriented expansion of fixed-network activities. Our T-Com division too can look back on a success story in 2001. With T-DSL, we have developed fast Internet access into a new mass market. Demand for T-DSL boomed throughout the year and beyond. We more than trebled the number of T-DSL connections sold, from 0.6 million at the end of 2000 to 2.2 million at the end of the year under review.

Through the market-oriented realignment of our sales and service structure and the integration of the network sector into this division, T-Com is in an excellent position to seize the business opportunities offered by some 41 million consumers and around 420,000 medium-sized enterprises in the fixed-network market for further growth in this business area.

T-Systems: successful market launch of Europe's No. 2 systems house. Following the debis Systemhaus transaction in February 2001, T-Systems was launched as the second-largest system solutions provider in Europe. Some of the planned targets were already clearly exceeded in the 2001 financial year, and the company gained a large number of new customers and attractive orders and made a good name for itself in the market.

Revenue increased by around 29 percent over the previous year, mainly due to the consolidation of debis Systemhaus in the Group accounts for the first time in 2001. The operational business with system solutions and with national carriers also developed positively.

System solutions integrating telecommunications and information technologies are a core convergence field with high potential for growth, to which great importance is attached in Deutsche Telekom's strategic planning. With T-Systems, the Deutsche Telekom Group is excellently positioned to profit from this potential, in particular since the path to the complete integration of the debis Systemhaus Group in 2002 has now been cleared.

T-Online: transition to the profitable Internet media network. In the T-Online Group, with its new management, the 2001 financial year was marked by the consistent realignment towards profitability. The measures implemented included a new customer and earnings-oriented rate structure and the accelerated development of new, high quality chargeable content offers. The development of the T-Online Group into a leading Internet media network is being driven forward apace through a number of cooperation projects with well-known partners, such as ZDF (a major German TV network) or BILD (national newspaper).

In its operations, T-Online increased its customer base by 35 percent while revenue in this segment rose by 28.5 percent, to EUR 1,449 million. Particularly pleasing was the 57.5 percent increase in revenue from the portal business, which is continually growing in importance relative to the access business. The measures that have been taken to increase profitability are working - and we have achieved a very important objective: in terms of T-Online's EBITDA in Germany, the break-even point was achieved in the third quarter – two quarters earlier than expected.

Reassignment of responsibilities in the Group's Board of Management. In line with the future-oriented strategic and structural reorganization of the Deutsche Telekom Group to target the central growth markets in our industry, we also redistributed the responsibilities within the Group's Board of Management with effect from May 1, 2001. Two board members are now responsible for the management of the T-Com/T-Systems and of the T-Mobile/T-Online divisions, respectively. In this way, we have optimally matched the operational management of the Group to the new Group structure and the changed requirements of the market. This construction ensures that the four core divisions of our Group, which are aligned to the individual sub-markets, work closely together in order to take advantage of synergies and to jointly develop convergent products and services.

Our 5-point program for increased profitability and growth. The Board of Management laid out a 5-point program in 2001 in order to further promote profitability and earning power within the Deutsche Telekom Group. This program already produced tangible effects in the course of the year. It program includes:

- a Group-wide program for systematic quality improvement;
- a program for improving our operating results;
- a debt reduction program;
- an integration offensive;
- the consistent continuation of our product and innovation campaign.

Group-wide program for systematic quality improvement. Internally, we declared the year 2001 to be the "Year of Quality". A series of quality targets were defined and broken down to the individual divisions. We already achieved significant progress in important areas by the end of 2001. The constant improvement of quality also represents an important factor for success in the future.

Program for the improvement of the operating results. This includes, for example, the optimization of business procedures by means of e-business processes, or also continued personnel restructuring within the Group. Active debt management also makes an important contribution, for instance through reduced financing costs. An optimization of this kind was, for example, the issuance of Eurobonds worth more than eight billion euros in July 2001 in order to cover loans that were nearing maturity, thus improving, in the final analysis, the interest and maturity structure of our liabilities.

Program for the reduction of liabilities. The successfully initiated reduction of financial liabilities will be continued consistently in 2002. This will be achieved through the sale of non-strategic assets, such as those in the real estate or cable network areas. A possible stock exchange listing for our mobile communications subsidiary will also play an important role here. It must, however, be stressed again that the most important precondition for going ahead with a listing is an appropriate market environment.

Revaluation of land completed. The revaluation of Deutsche Telekom's portfolio of land holdings was completed within the framework of the realignment of our real estate strategy towards value-oriented utilization and capitalization. Write-downs of EUR 0.5 billion were required for the year 2001, through the application of the legally prescribed lower-of-cost-or-market-value principle, while, at the same time, upward adjustments of EUR 1.4 billion that could not be recognized for accounting purposes were identified. Numerous external experts supported and provided specialist advice for the implementation of the revaluation. The results now available confirm our view that the opening balance for 1995 and the annual reports in the subsequent years were in order. The new valuation approach was made necessary by the changeover to the new strategy aimed at capitalizing real estate assets.

Optimum integration of all companies into the Group structure. After the strong growth phase as a result of the new acquisitions, the companies that have been acquired are now being integrated into the Group structure so that they will seamlessly complement the other units. The integration of our U.S. subsidiary and the international positioning of T-Systems is well underway. The Eastern European subsidiaries and shareholdings will also be integrated into the four-pillar structure. As an additional measure, we have bundled the responsibility for the global network business with corporate customers within T-Systems from January 1, 2002.

Consistent continuation of our product and innovation campaign. Our broadband offerings are particularly important in this respect. Successful T-DSL marketing has opened up the path to the mass market and other innovations will result from convergence – the merging of the technologies. We worked on this at full stretch throughout 2001, and we presented a wide range of new products and applications at the CeBIT 2002 trade fair in Hanover.

Unsatisfactory price development of the T-Share. The positive development of our operational business was unfortunately not reflected in our Company's valuation by the capital markets in the year under review. It goes without saying, of course, that we cannot be satisfied with the development of our share price during the year. The main reasons for this development are known: these were above all the poor stock market environment and the caution being shown towards technology shares in particular. We are, however, firmly convinced that the current share price does not reflect the substance and quality of the T-Share, and we will make every effort to underpin a positive price development.

Effective competition established in the German telecommunications market. A further strain on our share price is caused by the regulation of the German market. Even in the fourth year after the extremely effective market liberalization, we are still faced with undiminished asymmetrical regulation, which is one-sided and to the disadvantage of Deutsche Telekom. This has continued regardless of the fact that an extraordinarily high level of competition has been reached in Germany, far above the levels in other European countries.

The success of the liberalization of the German telecommunications market is clearly indicated by the following facts:

- The prices of long-distance and international calls have decreased by 90 percent.
- Our competitors have acquired a market share of around 40 percent for long-distance calls, and over 50 percent for international calls. Competition has also significantly increased in the local network area. In more than 60 percent of all local networks, customers can now choose between several providers.

We will make every effort to ensure that regulatory policy in Germany takes more account of these facts than has previously been the case, and that the reduction of the intensity of regulation as laid down in the Telecommunications Act really takes place.

Continued growth through consistent exploitation of all advantages of size and structure. Despite the tough competitive environment on the German market resulting from the regulation mentioned above, Deutsche Telekom has succeeded in achieving exceptionally positive corporate development and in creating considerable added value through the far-reaching changes over the last few years. We have opened up excellent prospects for the future for our Group and have safeguarded future-oriented and challenging workplaces for our employees. Today, our situation is better than that of other companies in our sector with whom we share a comparable history as a public authority and monopolist.

Synergy and convergence will determine the future development of the Group. Following the phase of basic strategic and structural realignment, we will now be focusing on the optimum exploitation of the growth platform we have established, targeting the profitable economic and corporate development of the Deutsche Telekom Group.

This is above all a matter of utilizing all the advantages of size and structure offered by the strong growth of the Group. Convergence, synergy and integration are our central watchwords here. In this way, we will open up new markets, sectors and business fields with considerable potential for revenue and at the same time be able to realize significant cost reductions.

We will also continue to take on the great challenges in our dynamically developing markets, to make use of all attractive market opportunities creatively and proactively, and to promote profitable growth throughout the Group.

I would like to take this opportunity to thank all the employees of Deutsche Telekom in the name of the entire Board of Management for the dedication with which you all, throughout the world, have supported and promoted the dynamic change within our Company.

I would also like to thank you, our shareholders, for the trust that you have shown the Group and its potential in the year under review. The management and employees of Deutsche Telekom will continue to put all their energy, dedication and all their strength to justifying and confirming your trust again. We are determined to make the T-Share an asset that offers you the best prospects for the future.

Bonn, March 2002
The Board of Management



Dr. Ron Sommer
Chairman

Our strategy. Four-pillar strategy targets high-growth areas.

Since the mid-90s, Deutsche Telekom has been progressively evolving from its status as a traditional telephone company into an international T.I.M.E.S. provider. The abbreviation stands for the convergence of the Telecommunications, IT, Multimedia, Entertainment and Security service markets. Thanks to its orientation in accordance with the four-pillar strategy, the Deutsche Telekom Group is ideally positioned to capitalize on the opportunities presented by growth drivers in these markets.

T-Com

Building on Deutsche Telekom's successful ISDN marketing strategy, a major DSL broadband marketing campaign has placed T-Com at the head of the European market. In addition, it has enabled the Group to tap the enormous demand for telecommunications and IT services among small and medium-sized companies.

T-Mobile

Following the successful acquisition of VoiceStream, T-Mobile became the first transatlantic wireless communications operator utilizing the world-leading GSM digital wireless technology standard. Whereas activities in the US focus on stepping up market penetration, our strategy in Western Europe concentrates on the introduction of innovative GPRS and UMTS-based mobile data services.

T-Online

Harnessing the benefits of ultra-rapid broadband market penetration and the steady improvement of interactive mobile services, T-Online is evolving into a multi-access portal, with a clear focus on value-add content and transactions.

T-Systems

With T-Systems (a joint venture stemming from the merger of debis Systemhaus with units of the Deutsche Telekom Group), Deutsche Telekom is now positioned at the forefront of the IT/telecom system solutions market. T-Systems provides global named accounts with the full range of IT and telecom products and services. Our efforts in this area are increasingly centered around network-based e-business solutions.

Differentiation

The depth and breadth of our offering is unmatched in the telecommunications and any related industry. This diversity clearly differentiates Deutsche Telekom from competitors who restrict themselves to a single market segment. The divisionalization strategy also gives Deutsche Telekom the flexibility and agility it needs to accelerate its internationalization drive.

Convergence and synergy across all pillars. The recent buoyancy of the telecommunications markets is expected to continue over the next few years. Rapid technological advances are set to step up the pace of convergence across the telecommunications, media and IT sectors. Having established a strong foothold in these markets, Deutsche Telekom is now entering the second phase of its four-pillar growth strategy. In addition, the Group intends to capitalize on the enormous opportunities and scope for added efficiencies arising from Deutsche Telekom's increase in size and its realigned structure. The main emphasis is on cost savings through cross-division use of processes and platforms.

Convergence

Synergy

Rapid emergence of new lucrative segments. Increasing technology Convergence and new customer demands are creating new markets and business segments that are developing at lightning speed. Deutsche Telekom has identified the following three key convergence areas, on which the Group intends to focus:

Three convergence areas

- Content/media and telecommunications in the mass market
- Telecommunications and IT in the corporate customer segment
- Fixed-network and mobile communications.

It is estimated that the first convergence area, i.e. content/media and telecommunications, will be worth approximately EUR 20 billion in Germany by 2004. Deutsche Telekom is working intensively on the development of new products for this area to ensure a first-mover advantage. Key developments include multi-access messaging services, the T-Mobile Online Start Center and the T-Vision broadband portal. With its innovative content offering, "t-zones" has established T-Online as a multi-access portal for mobile and fixed-network terminals. Some of these solutions were unveiled at CeBIT 2002.

Content/media and telecommunications

The value of the converging telecommunications and IT markets in Germany has been estimated at EUR 13 billion by 2004. In the short term, the Group will concentrate on application hosting and mobile business solutions. Several products in these areas are already at the introductory phase.

Telecommunications and IT

The development of bundled solutions for corporate customers and the mass market is positioned as the main vehicle to capitalize on converging fixed-network and communications markets. We also intend to make use of cross-selling opportunities between T-Com and T-Mobile. Deutsche Telekom anticipates that this market will be worth EUR 5 billion in Germany by 2004.

Fixed-networks and mobile communications

Capitalizing on international convergence potential. As each of the four core divisions enjoys a strong market presence in Germany, our convergence strategy focuses predominantly on the German market. Looking beyond national borders, however, we see the Group's specific range of core competencies as the perfect vehicle to differentiate ourselves from competitors on the international market as well. For example, T-Mobile was able to target mobile solutions more effectively at the business segment in the US, the UK and Austria by cooperating with T-Systems. Similarly, subsidiaries in Hungary, Croatia and Slovakia can prepare for imminent or increasing market liberalization by leveraging the Group's broad spectrum of core competencies to enter the emerging convergence markets.

Differentation in international competition

Synergy effects add value

Capturing synergy effects to save billions. Deutsche Telekom is also increasingly leveraging its specific strategic structure to create synergy effects. This involves improving profitability through economies of scale, know-how transfer and process optimization. Ten-figure savings can be realized through division-wide collaboration. Deutsche Telekom has prioritized the following five key synergy areas:

Five synergy areas

- Procurement: Consolidated supplier pool, aggregated purchasing demand, improved terms with key suppliers, increased use of e-procurement.
- Production: Coordinated construction and expansion of network and IT platforms, greatest possible standardization as well as improved capacity utilization.
- Cross-border collaboration: Economies of scale through Group-wide exploitation of the Company's position as the third largest purchaser of call termination minutes in international voice traffic worldwide.
- Order processing: Simplification and further development of the existing process and system landscape through implementation of e-business procedures.
- Billing: Broadest possible unification of previously separate process chains in the mass market. Realization of efficiencies through internal and cross-division best-practice sharing.

We measure our goals and progress in these five synergy areas on the basis of world-class standards that draw on relevant international benchmarks.

Aggressive integration strategy. Integrating new subsidiaries in the Deutsche Telekom Group involves more than simply capitalizing on cross-division synergy effects. By integrating newly acquired companies in the management structure of the four divisions and in the relevant competence network, we envisage the exposure of additional division-internal opportunities.

Know-how and expertise

Added value

Thanks to their leading market positions, each division has accumulated extensive know-how and expertise, which can empower new Group members to optimize their process landscapes and production platforms. Significant value can be added by improving the subsidiaries' market profile. Products only need to be developed once and can then be implemented by all units in the division. Customer-facing processes are being increasingly standardized. Within T-Com, subsidiaries in Eastern Europe can actively benefit from the experience gained in Germany when the German market was liberalized, thus ensuring they are optimally prepared for future developments and liberalization challenges on their own markets. In order to exploit synergy and convergence opportunities to the full extent, Deutsche Telekom must ensure that all Group members are optimally integrated within the four-pillar structure. We will therefore continue the aggressive integration strategy we launched in 2001.

Roadmap for success. To ensure that corporate goals are achieved across all divisions and to guarantee the best possible cooperation among the divisions and between the divisions and our headquarters, we launched the Telekom Success project in 2001. The initiative plots a roadmap for the successful transition to and integration within the four-pillar structure. The most important outcome of Telekom Success to date is the drawing up of ten principles for creating added value within the Group. The principles give the divisions general guidelines on collaboration and describe the new Group structures and business models. These structures and models were implemented during the 2001 financial year and the transition to the four-pillar structure was thus complete for day-to-day business operations by the start of 2002.

Transition and integration

Raising the bar for quality. Quality was an issue of central importance during 2001. We launched a Group-wide strategy aimed at further improving quality standards and turning quality of service into a key differentiator.

Quality strategy

Important quality benchmarks include installation and fault repair times as well as contactability – all of which we significantly improved in 2001. Our goal for 2002 is to ensure that our customers receive the same high standard of service across all Group divisions and in all countries. For this purpose, we will standardize Group-wide quality benchmarks and regularly check that these benchmarks are being met.

Quality benchmarks

Global provider in the convergence age. The goal of our internationalization strategy is to create lasting shareholder value for all Company stakeholders (shareholders, customers and employees). In recent years, we have sought to capture growth opportunities in other countries. This diversification serves two purposes: it helps us to better meet customer needs and taps new revenue streams.

Shareholder value

Deutsche Telekom has significantly enlarged its footprint in key high-growth markets through T-Mobile shareholdings in Western Europe and the US and its T-Com subsidiaries in Eastern Europe. Through T-Systems, the Group is now active in 23 countries. More than a quarter of total revenue for 2001 was generated from international activities (compared with 11 percent in 1999). One in three Group employees are currently working abroad. Internationalization of the Deutsche Telekom Group and strategic management of our offering go hand in hand. In addition to consolidating our market position, we continue to streamline our activities. Business units that do not complement our core range of competencies are identified on the basis of clear criteria and either discontinued or sold. As part of this streamlining process, we will be discontinuing our involvement in broadband cable and gradually reducing our real estate portfolio. Minority shareholdings in regions that do not belong to our target markets will also continually be evaluated.

International revenue

Strategic portfolio management

At present, integrating newly acquired companies in the Group is our main priority. However, we will continue to carefully evaluate all opportunities that may complement the Group's offering and add value to our current range of business activities.

The Board of Management of Deutsche Telekom AG in 2001.

Chairman of the Board of Management responsible for Group Communications, Government Relations, Competition Policy, Regulatory Affairs.

Dr. Ron Sommer. Born in 1949. He received a doctorate in mathematics and began his career with the Nixdorf group, first in New York and then in Paderborn and Paris. In 1986, he became chairman of the managing board of Sony Deutschland. In 1990, Dr. Sommer became President and Chief Operating Officer of Sony USA, and in 1993, he took over the management of Sony Europe in the same function. Since May 16, 1995, he has been Chairman of the Board of Management of Deutsche Telekom. Dr. Sommer now concentrates on the strategic management and development of the Deutsche Telekom Group, group communications and regulatory matters.

Member of the Board of Management responsible for T-Com and T-Systems.

Josef Brauner. Born in 1950. After having started his sales career with Avery as the US company's branch manager for Germany, Austria and Switzerland, Mr. Brauner joined Sony Deutschland where he was appointed member of the managing board in 1988 and chairman of the board in 1993. In June 1997, Mr. Brauner joined Deutsche Telekom as Head of Sales and Distribution and was appointed to the Company's Board of Management in October 1988. Since May 1, 2001, Josef Brauner has been responsible for Deutsche Telekom's board of management department CS which includes the strategic divisions T-Com and T-Systems and the operational management of the networks infrastructure and its field organization.

Member of the Board of Management responsible for Finance and Controlling.

Dr. Karl-Gerhard Eick. Born in 1954. After studying business administration and gaining his doctorate, Dr. Eick worked in various positions for BMW AG between 1982 and 1988. From 1989 to 1991 he was responsible for controlling at WMF AG in Geislingen. In 1991, he became head of the controlling, planning and IT division at Carl Zeiss Group. From 1993 to 1999, Dr. Eick held top management positions at the Haniel Group where he was responsible for the controlling, business administration and IT areas of the Group's strategic management holding company, Franz Haniel & Cie GmbH. Since January 2000, Dr. Eick has been a Member of Deutsche Telekom's Board of Management.

Member of the Board of Management responsible for International Affairs.

Jeffrey A. Hedberg. Born in 1961 in the USA. Mr. Hedberg joined the TVM/Matuschka Group in Munich, where he was primarily involved in analyzing venture capital projects for companies with international operations. Later, he worked in the International division of US West, the US carrier, and then as an associate for Coopers & Lybrand, where he provided support for international projects of globally operating telecommunications groups. In 1994, Mr. Hedberg joined Swisscom, where he was last in charge of the Swiss company's international investments as Executive Vice President and member of the company's senior management. Mr. Hedberg joined the Deutsche Telekom Board of Management on January 1, 1999.

Member of the Board of Management responsible for Corporate Affairs (Corporate Strategy, Auditing, Information and Process Organization, Legal Affairs, and Shareholdings, Partnerships).

Dr. Max Hirschberger. Born in 1957. After studying law in Regensburg and Lausanne and obtaining a Master's Degree at the University of Michigan, Dr. Hirschberger joined the Legal Affairs department at BMW AG, Munich in 1987. In 1994, he became head of the department for Corporate and International Law, which involved a number of international and business development activities. In 1997 he became head of the new Group Office of the Chairman of Deutsche Telekom. Dr. Hirschberger has been a member of the Board of Management since May 1, 2001.

Member of the Board of Management responsible for Human Resources.

Dr. Heinz Klinkhammer. Born in 1946. He received a doctorate in law and began his career at the Institute for German and European Labor, Social and Business Law before becoming a Labor Court judge. From 1979 to 1990, he worked at the Ministry of Labor, Health and Social Affairs of the regional state of North-Rhine/West-



Dr. Max Hirschberger
Corporate Affairs

Kai-Uwe Ricke
T-Mobile and
T-Online

Dr. Karl-Gerhard Eick
Finance and Controlling

Dr. Ron Sommer
Chairman,
Group Communications,
Gov. Relations, Competition
Policy, Regulatory Affairs

Jeffrey A. Hedberg
International

Josef Brauner
T-Com and
T-Systems

Dipl.-Ing. Gerd Tenzer
Production and
Technology

Dr. Heinz Klinkhammer
Human Resources

phalia. In 1991, Dr. Klinkhammer was appointed Labor Director at Hüttenwerke Krupp Mannesmann GmbH; in 1992 he joined the board of Mannesmannröhren-Werke AG. Dr. Klinkhammer was appointed to Deutsche Telekom's Board of Management in April 1996. He has been responsible for Deutsche Telekom's Human Resources plus the new department for Top Management Staff since May 1, 2001.

Kai-Uwe Ricke. Born in 1961. Following bank training and studies at the European Business School, Reichartshausen, Mr. Ricke joined the Bertelsmann subsidiary Scandinavian Music Club AG in Malmö as Head of Sales and Marketing. Between 1990 and 1995 he was Managing Director of Talkline Verwaltungsgesellschaft mbH and Talkline PS Phone Service GmbH in Elmshorn. From July 1995 to December 1997 he was Chairman and Managing Director of Talkline GmbH. In January 1998, Kai-Uwe Ricke took over as Chairman of the Managing Board of T-Mobil (Deutsche Telekom MobilNet GmbH) and in February 2000 he was appointed Chairman of T-Mobile International AG (TMO). Since May 1, 2001, Mr. Ricke has been responsible for the mobile communications and consumer Internet activities of Deutsche Telekom AG. He is head of Deutsche Telekom's strategic divisions T-Mobile and T-Online.

Member of the Board of Management responsible for T-Mobile and T-Online.

Gerd Tenzer. Born in 1943. As a communications engineer, Mr. Tenzer worked in the telecommunications research department of AEG-Telefunken from 1968 to 1970. In 1970, he joined what was then the Deutsche Bundespost. In 1975, Gerd Tenzer moved to the Federal Ministry of Posts and Telecommunications where he became head of the Telecommunications Policy section in 1980. From 1990 to 1994, he was Member of the Board of Management of Deutsche Bundespost Telekom, and since January 1995 of Deutsche Telekom's Board of Management. Since May 1, 2001, Mr. Tenzer has been responsible for Deutsche Telekom's Production and Technology board department that also includes Group-wide and inter-pillar coordination of the network infrastructure and the strategic planning and further development of networks.

Member of the Board of Management responsible for Production and Technology (Networks, IT, Innovation, Purchasing, and Environmental Protection).

Supervisory Board's report to the shareholders' meeting.

The 2001 financial year was marked by continued global expansion and the consistent refocusing and consolidation of the Deutsche Telekom Group on the basis of its four strategic pillars - mobile communications (T-Mobile International AG), Internet activities (T-Online International AG), systems solutions (T-Systems International GmbH) and fixed-network activities (T-Com) – in a difficult competitive and regulatory environment on the German market.

The Supervisory Board advised and supported the Board of Management on all major decisions. The issues jointly discussed between the two boards during six regular and two extraordinary Supervisory Board meetings included in particular:
- Development of the Group's business
- Improvement of its competitiveness despite the continued existence of asymmetrical regulation in Germany
- Conclusion of the VoiceStream and Powertel acquisitions and integration of both companies into the Deutsche Telekom Group
- Restructuring and consolidation of the Deutsche Telekom Group in its four growth divisions
- The related restructuring of the Group's Board of Management
- Expansion of shareholdings in affiliated companies in Eastern Europe
- The development of the T-Share price
- The key elements of our human resources policy and the impact that developments in our society have on our employees.

The Supervisory Board's activities were supported by the General Committee (seven meetings), the Staff Committee (one meeting) and the Special Matters Committee (four meetings). The Mediation Committee did not meet during the 2001 financial year.

The following changes occurred in the composition of the Board of Management during the 2001 financial year:
Detlev Buchal and Dr. Hagen Hultzsch stepped down from the Board of Management on April 30, 2001. The Supervisory Board would like to thank Mr. Buchal and Dr. Hultzsch for their commitment. Dr. Max Hirschberger and Kai-Uwe Ricke were newly appointed to the Board of Management with effect from May 1, 2001.

There have been no changes on the Supervisory Board since 2000. All shareholders' representatives were reelected at the 2001 shareholders' meeting.

In the financial year under review, the Supervisory Board determined to its satisfaction that the Board of Management had allowed the Federal Audit Office to inspect the Company's operations, books and documents in accordance with the provisions of the Federal Budget Law.

The annual financial statements, the consolidated financial statements, the Group's management report and the Board of Management's proposal for appropriation of net income, which were prepared and duly submitted by the Board of Management, and the related auditors' reports were presented to all members of the Supervisory Board.

The audit firms, PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (Frankfurt/Main) and Ernst & Young Deutsche Allgemeine Treuhand AG Wirtschaftsprüfungsgesellschaft (Stuttgart), audited the annual financial statements of Deutsche Telekom AG, the consolidated financial statements and the



combined management report of the parent company and the Group as of December 31, 2001, including the accounting reports, in accordance with statutory provisions, and issued unrestricted audit certificates. The auditors reported on this personally at the Supervisory Board meeting held on April 11, 2002, and at the preparatory meeting of the relevant committee.

At the same meeting, the Supervisory Board was informed about the results of the audit and raised no objections. In compliance with § 171 of the German Stock Corporation Act, the Supervisory Board examined the annual financial statements of the parent company and of the Group, the management report of Deutsche Telekom, and the risk report, and approved the annual financial statements of the parent company. The annual financial statements are thereby approved. The Supervisory Board has examined and agrees to the Board of Management's proposal on the appropriation of net income.

PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft and Ernst & Young Deutsche Allgemeine Treuhand AG Wirtschaftsprüfungsgesellschaft also audited the report disclosing relations with affiliated companies ("Dependent Company Report") that was prepared by the Board of Management in compliance with § 312 of the German Stock Corporation Act. The auditors reported on the results of their audit and issued the following audit certificate:

"Based on the results of our statutory audit and our judgement we confirm that:
1. the actual information included in the report is correct;
2. the Company's compensation with respect to the transactions listed in the report was not inappropriately high."

The Supervisory Board examined the Board of Management's report disclosing relations with affiliated companies. It did not raise any objections to the Board of Management's final statement contained in the report or to the results of the audits conducted by PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft and Ernst & Young Deutsche Allgemeine Treuhand AG Wirtschaftsprüfungsgesellschaft.

The Supervisory Board would like to thank the members of the Board of Management and all the men and women who work for Deutsche Telekom for their successful commitment to the good of the Company, its customers and its shareholders.

Bonn, April 11, 2002
The Supervisory Board

Dr. Hans-Dietrich Winkhaus
Chairman

Members of the Supervisory Board of Deutsche Telekom AG in 2001.

Dr. Hans-Dietrich Winkhaus
Member of the Supervisory Board since May 27, 1999
Chairman of the of Supervisory Board of Deutsche Telekom AG since May 25, 2000
Member of the Shareholders' Committee of Henkel KgaA, Düsseldorf

Rüdiger Schulze
Member of the Supervisory Board since March 29, 1999
Vice Chairman of the Supervisory Board of Deutsche Telekom AG
ver.di trade union, Head of Federal Department 9, Berlin

Gert Becker
Member of the Supervisory Board since January 1, 1995
Former Chairman of the Board of Management of Degussa AG

Josef Falbisoner
Member of the Supervisory Board since October 2, 1997
ver.di trade union, Head of ver.di District of Bavaria

Dr. Hubertus von Grünberg
Member of the Supervisory Board since May 25, 2000
Member of the Supervisory Board at Continental Aktiengesellschaft, Hannover, et al.

Dr. sc. techn. Dieter Hundt
Member of the Supervisory Board since January 1, 1995
Managing Shareholder of Allgaier Werke GmbH
President of the National Union of German Employer Associations

Rainer Koch
Member of the Supervisory Board since April 12, 2000
Chairman of the Central Works Council at DeTe Immobilien, Deutsche Telekom Immobilien und Service GmbH, Münster

Dr. h.c. André Leysen
Member of the Supervisory Board since January 1, 1995
Chairman of the Board of Directors of Gevaert N.V., Mortsel/Antwerp

Waltraud Litzenberger
Member of the Supervisory Board since June 1, 1999
Member of the Works Council at Deutsche Telekom AG's Eschborn Networks Branch Office

Michael Löffler
Member of the Supervisory Board since January 1, 1995
Member of the Works Council at Deutsche Telekom AG's Dresden Networks Branch Office

Hans-W. Reich
Member of the Supervisory Board since May 27, 1999
Chairman of the Board of Managing Directors, Kreditanstalt für Wiederaufbau (KfW), Frankfurt am Main

Rainer Röll
Member of the Supervisory Board since November 6, 1998
Vice Chairman of the Central Works Council at Deutsche Telekom AG, Bonn

Wolfgang Schmitt
Member of the Supervisory Board since October 2, 1997
Head of Deutsche Telekom AG's Regional Directorate, South-Western District, Freiburg/Breisgau

Prof. Dr. Helmut Sihler
Member of the Supervisory Board since July 1, 1996
Chairman of the Supervisory Board of Deutsche Telekom AG until May 25, 2000
Vice Chairman of the Board of Directors of Novartis AG, Basle

Michael Sommer
Member of the Supervisory Board since April 15, 2000
Vice Chairman of ver.di trade union, Berlin

Ursula Steinke
Member of the Supervisory Board since January 1, 1995
Chairwoman of the Works Council at DeTeCSM's Northern District Service and Computer Center in Kiel

Prof. Dr. h.c. Dieter Stolte
Member of the Supervisory Board since January 1, 1995
Director General of ZDF (Zweites Deutsches Fernsehen) TV broadcasting organization, Mainz (until March 15, 2002), Editor of the Welt and Berliner Morgenpost daily newspapers (since April 1, 2002)

Bernhard Walter
Member of the Supervisory Board since May 27, 1999
Former Chairman of the Board of Managing Directors of Dresdner Bank AG, Frankfurt

Wilhelm Wegner
Member of the Supervisory Board since July 1, 1996
Chairman of the Central Works Council at Deutsche Telekom AG

Prof. Dr. Heribert Zitzelsberger
Member of the Supervisory Board since May 27, 1999
State Secretary, Federal Ministry of Finance, Berlin


Performance.
We're aiming higher.

Management report of the Deutsche Telekom Group and Deutsche Telekom AG for the 2001 financial year.

- Successful completion of the VoiceStream and Powertel acquisitions
- Net revenue increases by 18 percent to EUR 48.3 billion
- Net cash provided by operating activities increases by 19 percent to EUR 11.9 billion
- T-DSL becomes a mass market product with 2.2 million lines sold
- T-D1 market leader in Germany
- T-Online exceeds the 10-million customer mark

A combined management report has been produced for the Deutsche Telekom Group and Deutsche Telekom AG.

The 2001 financial year was characterized by strong growth rates: Net revenue increased to around EUR 48.3 billion compared with the previous year (EUR 40.9 billion), with the proportion of international revenue rising to over 27 percent. In terms of customer development, Deutsche Telekom further expanded its position as one of the world's leading mobile communications operators with a total of 48.9 million subscribers in mobile telephony. The online segment recorded an increase in subscriber numbers of over 35 percent compared to the previous year. The Group's results are negative mainly due to the increased amortization (especially of goodwill and UMTS licenses) and interest expenses (especially from the financing of UMTS licenses). This largely results from the Group's internationalization efforts and the acquisition of new business segments.

Key figures for Deutsche Telekom (Group)

(billions of €)	2001	2000	1999	1998	1997
Net revenue	48.3	40.9	35.5	35.1	34.5
of which: revenue from international activities	13.2	7.8	4.1	2.4	2.3
Net income/(loss)	(3.5)	5.9	1.3	2.2	1.7
Investments	37.7	43.1	22.9	7.5	7.9
Net cash provided by operating activities	11.9	10.0	9.6	13.5	11.6
Cash generated from operations	16.3	12.9	12.2	16.4	15.0
Number of employees at year-end	257,058	227,015	195,788	195,876	209,295

Subscriber and customer figures

(millions)	Dec. 31, 2001	Dec. 31, 2000	Change	%
Mobile communications				
Majority shareholdings	**48.9**	**31.2**	**17.7**	**56**
of which: T-Mobile Deutschland[a]	23.1	19.1	4.0	21
of which: One 2 One	10.4	8.3	2.1	25
of which: VoiceStream[b]	7.0	–	–	–
of which: max.mobil.	2.1	2.1	0.0	0
of which: Westel	2.5	1.7	0.8	52
of which: RadioMobil[b]	2.9	–	–	–
Number of subscribers (pro rata)[c]	**51.2**	**34.8**	**16.4**	**47**
Total number of subscribers[d]	**66.9**	**42.1**	**24.8**	**59**
Online business				
T-Online subscribers[e]	10.7	7.9	2.8	35
Telephone lines[f]				
Lines including ISDN channels (national)	**50.7**	**49.4**	**1.3**	**3**
of which: standard analog lines	30.3	32.1	(1.8)	(6)
of which: ISDN channels[g]	20.4	17.3	3.1	18
Subscribers to AktivPlus calling plan	8.4	4.3	4.1	95
T-DSL lines (sold)	2.2	0.6	1.6	249
Lines including ISDN channels (international)	**6.2**	**5.4**	**0.8**	**14**
Total (national and international)	**56.9**	**54.8**	**2.1**	**4**
Key figures for T-Systems (services)				
Number of e-business marketplaces	6	2	–	–
Capacity of MIPS processors	79,122	59,992	19,130	32

[a] Includes T-C-Tel in 2000 (ceased 2000).
[b] *Not fully consolidated in 2000.*
[c] Proportion of subscribers of all associated mobile communications companies pro-rata to shareholding.
[d] Subscribers of fully consolidated mobile communications companies and other mobile communications shareholdings.
[e] Including T-Online France (Club Internet), Ya.com, T-Online.at and T-Online.ch.
[f] Standard lines (analog) including public telephones and ISDN channels in operation.
[g] Two ISDN channels for each basic-rate access, 30 ISDN channels for each primary-rate access.

The 2001 financial year – an overview.

- International presence and market leadership in the mobile communications sector
- Strong subscriber growth and new content at T-Online
- Market success of T-DSL
- Consistent implementation of the new company structure

Acquisition of VoiceStream/ Powertel

T-Mobile

Developing international presence and market leadership in the mobile communications sector. The acquisitions of the US mobile telephone companies VoiceStream and Powertel were completed in June 2001, thereby creating the first-ever transatlantic GSM mobile communications provider. In April 2001, we acquired the majority shareholding in RadioMobil, the second largest mobile communications operator in the Czech Republic. In the second quarter of 2001, our subsidiary T-Mobile won back market leadership in the German mobile telecommunications industry, achieving a market share of more than 41 percent by the end of the year. In order to establish the T-Mobile name as a global brand for mobile communications, a brand migration process of the majority shareholdings operating in the mobile communications sector was initiated in 2001.

T-Online

Strong subscriber growth and new content. By the end of the year, the number of T-Online customers had risen to around 10.7 million, a subscriber growth of more than 35 percent compared to the previous year. T-Online thus expanded its position as one of Europe's largest Internet service providers in terms of subscriber base and revenue. The expansion of the portal business was continued in 2001 with the presentation of new portals in such areas as news, travel, information and automobiles. The broadband T-Online Vision portal, which was launched in the summer of 2001, has been providing an attractive and high quality range of services along with innovative interactive opportunities since the first quarter of 2002.

Market success of T-DSL

T-ISDN

Broadband technology for fast Internet access. With around 2.2 million, the number of T-DSL lines sold more than trebled by the end of 2001 compared to the previous year. Deutsche Telekom was therefore successful in its strategy of further expanding this business area, which has a very promising future. The number of customers using T-ISDN channels increased by 17 percent over the previous year, which was primarily due to bundling the service with T-DSL.

T-Systems

Restructuring of Group Board of Management

Consistent implementation of the new company structure. February 2001 saw the operational launch of T-Systems, Europe's second largest system solutions provider. T-Systems is represented in more than 20 countries and offers classical IT and telecommunications services from a single source to key accounts throughout the world, as well as providing integrated solutions from the IT and telecommunications convergence area. The restructuring of the Group's Board of Management in May 2001 primarily resulted in management responsibility for the four divisions being concentrated into two Board of Management departments: "CS" (for T-Com and T-Systems) and "MO" (for T-Mobile and T-Online). This clearly defines management responsibility for business operations within the Group's Board of Management and ensures cross-divisional cooperation within the Group.

Total subscribers consolidated mobile communications subsidaries and total subsribers of other mobile communications subsidaries
(millions)


60
50
40
30
20
10
0
3.8
5.8
20.3
42.1
66.9
1997
1998
1999
2000
2001

T-Online subscribers
(millions)


10
8
6
4
2
0
1.9
2.7
4.2
7.9
10.7
1997
1998
1999
2000
2001

Number of T-DSL contracts sold
(millions)


2.0
1.0
0.0
0.6
2.2
1999
2000
2001
2.9 thousand

Number of T-ISDN channels in operation
(millions)


25
20
15
10
5
0
7.3
10.1
13.3
17.3
20.4
1997
1998
1999
2000
2001

The economic environment.

- Sluggish global economic activity
- Growth slowdown in Germany
- Telecommunications market grows by 4.7 percent
- German telecommunications market subject to extensive regulation

Global economy

Restrained global growth. The global economy continued to grow slightly in 2001, the formerly robust growth coming to a virtual halt in the course of the year. The weakness of the economy was particularly marked in the Asian region due to the fall in demand for IT. Rising oil prices, the livestock epidemics in Europe and the terrorist attacks of September 11, 2001 in the USA also had a negative impact on the economy. The USA is in recession after years of strong growth, while the economies of Central and Eastern Europe are showing more positive development in comparison and China is even reporting robust growth.

GDP

According to OECD information, the USA's gross domestic product (GDP)* grew by a mere 1.1 percent in 2001. With a growth in GDP of 1.6 percent, the economies of the EU member states experienced stronger growth than the USA – albeit much weaker than in the previous year. Both regions suffered from major economic slumps.

Economic slowdown in Germany. Parallel to global development, economic activity has also come to a virtual standstill in Germany. Following 3.0 percent growth in 2000, GDP increased by a mere 0.6 percent in 2001, one of the weakest growth rates since German unification. Investment activity slumped due to a crisis in investor confidence, triggering a recessive trend in Germany.

Purchasing power

The economic downturn was accompanied by increases in net wages and salaries. Disposable income – i.e., private households' purchasing power – increased by 3.6 percent (compared with 2.8 percent in 2000). At the same time, private consumer spending increased by 3.2 percent in 2001, i.e. at a lower level than disposable income. Consequently, the savings-income ratio of private households increased for the first time in 10 years.

Inflation

In January 2002, consumer prices rose by 2.1 percent compared with the level in January 2001. This was attributable to the seasonal upsurge in food prices and the tax increases at the beginning of the year. Without these factors, inflation in January would have continued to drop, at 1.6 percent. In contrast, telecommunications charges declined by 5.8 percent, mainly due to intense competition in mobile communications. In January 2002, using a mobile telephone was 9.0 percent cheaper than one year ago.

* GDP is an important indicator of the economic situation, since it represents the value of products and services produced within the country.

Gross domestic product on the basis of 1995 prices
Changes over prior-year period in real terms (%)


2.5
2.0
1.5
1.0
0.5
0
1.4
2.0
1.8
3.0
0.6
1997
1998
1999
2000
2001

Source: Federal Statistical Office

Telecommunications market grows by 4.7 percent. According to information from the European Information Technology Observatory ("EITO 2002"), the German telecommunications market - Deutsche Telekom's core market – grew by around 4.7 percent to around EUR 64.7 billion. The size of the market in the previous year was adjusted to EUR 61.8 billion in 2001. Deutsche Telekom's domestic revenue rose to EUR 35.1 billion in 2001, an increase of 5.8 percent compared to 2000. With an imputed market share of 54.3 percent in 2001, Deutsche Telekom's share of the relevant domestic telecommunications market increased slightly compared to the level of 53.7 percent recorded in 2000. This is largely attributable to robust growth in the mobile communications and online segments.

Market share

In the fourth year since the liberalization of the German telecommunications markets, competition continues to increase. Despite the consolidation apparent in the German telecommunications markets during the second half of 2001, the growth in subscriber bases and traffic volumes and the increasing number of companies and employees in this sector all underscore the vital role of the German telecommunications market, both in Europe and worldwide.

4th year of liberalization

By the end of 2001, a total of 431 licenses for voice communications had been awarded to operators with their own networks. At the end of 2001, these included 240 companies that provide voice telephony services and just over 90 providers with their own long-distance or subscriber-line networks, while the rest operate as resellers. The number of telecommunications services providers has now risen to a total of more than 2,000 companies.

Licenses

Declining subscriber growth in the mobile communications sector. According to information provided by the German Regulatory Authority for Telecommunications and Posts (Regulatory Authority), the increase in domestic subscriber figures in 2001 was less marked than in previous years. The increase in 2001 amounted to about 8 million subscribers with a total of 56.3 million using the four German mobile communications networks D1, D2, E1 and E2 at the end of the year. T-Mobile Deutschland GmbH closed the 2001 financial year as the market leader, with a market share of more than 41 percent in terms of customer figures. We are steadily nearing market saturation in mobile telecommunications in Germany, with a penetration rate of 68.6 percent (58.8 percent in the previous year). The stagnating subscriber growth can be attributed to the reduction in the subsidies for handsets in the prepay area among other reasons. In comparison with other Western European countries, however, Germany was top of the list in 2001 in terms of subscriber growth, followed by Italy, the UK and France. Germany's penetration rate is now coming into line with that of leading western European countries in this area, such as Italy.

Mobile telephony segment

WWW's continuing popularity. According to information provided by the Regulatory Authority, almost half of the over-14 age group in Germany use the Internet (47 percent or 30 million people). Besides Internet use at home, other areas from which the Internet is accessed include the workplace and schools. Of those people accessing the Internet for purely private use from their own homes, 31 percent used the World Wide Web. Five percent of households already use a broadband Internet connection such as T-DSL to enable faster access to the Internet.

Internet and online services segment

Convergence of information and telecommunications services. Globalization and convergence are currently changing the information technology markets. These developments are being driven by the increasing number of global alliances, partnerships and company mergers and the growing integration of economic regions. The fundamental restructuring of traditional business processes into networked value-added structures is leading to increasing convergence of information technology (IT) and telecommunications (TC) activities. The key to the success of T-Systems is therefore the fact that it has positioned itself in the IT/TC convergence and e-business markets. The convergence business has the potential to become one of the major growth engines in the IT/TC markets, with exceptional rates of growth.

IT/TC convergence market

Established competition in the German telecommunications market. Competition in Germany has continued to increase in the fourth year since the liberalization of the telecommunications markets. In February 2001, at a request submitted by Deutsche Telekom, the market for telephone calls from Germany to Turkey became the first end-user market to be exempted from regulation by the Regulatory Authority. The Regulatory Authority addressed the ongoing discussion on the deregulation of further market segments in its April 2001 policy paper on the subjects of market demarcation and dominance. In August 2001, during continuing discussions on this paper, the Regulatory Authority also raised the possibility of exempting Deutsche Telekom from regulation in the long-distance voice telephony market.

New EU directives

The European Union (EU) has developed a new legal framework for operating in the communications markets. It is anticipated that the new directives will be formally adopted at the beginning of 2002 and incorporated into national law in the member states by May 2003. In the future, the new EU regulatory framework will be applied to all communications markets, with regulatory intervention being limited to the extent required to maintain effective competition. The new regulatory framework also grants powers to the EU Commission in respect to national regulatory procedures including, in particular, the right to make the final decision with respect to the determination of market dominance.

The regulator's decisions

Deutsche Telekom's major rate decisions and the core services offered to competitors and end users are still subject to approval. The Regulatory Authority and various other government bodies continued to take numerous important regulatory decisions in 2001. In chronological order, these are, in particular:

- The cessation and temporary re-introduction of the formal procedure for reviewing the charges for T-DSL, Deutsche Telekom's fast Internet service;
- The obligation to make local network capacity available to resellers and network operators under the so-called resale offer;
- The decision to introduce so-called element-based charging for calculating interconnection rates;
- The obligation to obtain approval for charges for a part of the business customer range of services for closed user groups (Telekom Virtual Private Network), which has been on the market since 1995;
- The establishment of a new price cap model to regulate all standard rates for lines and call services for end users.

Deutsche Telekom and/or its competitors have lodged appeals against several of these rulings. In December 2001, the Monopoly Commission presented its special report, published every two years, on the status of competition in the telecommunications markets (in accordance with § 81 (3) of the German Telecommunications Act (Telekommunikationsgesetz - TKG). Despite established competition, the Monopoly Commission used the market consolidation apparent in the German telecommunications markets since the second half of 2001 as an opportunity to again make no proposals for reducing the high degree of regulation. At the upstream services level, workable competition in the areas of traffic terminating in foreign networks and leased lines in the long-distance sector has been established by the Monopoly Commission.

Development of business in 2001.

- Revenue increases to EUR 48.3 billion
- Proportion of international revenue rises to 27 percent
- Consolidated balance sheet structure affected by acquisitions
- Net cash provided by operating activities increases by 19 percent to EUR 11.9 billion

Net revenue

Strong increase in revenue. During the 2001 financial year, Deutsche Telekom generated net revenue totaling EUR 48.3 billion. This represents an increase of 18 percent compared with the previous year. The level of revenue from international business in relation to net revenue in the Group rose from about 19 percent to over 27 percent. VoiceStream/Powertel contributed to this increase, at EUR 2.8 billion.

Net revenue by division[1]
(billions of €)

	2001	2000	Change[2]	1999
T-Com	19.4	20.2	-4.0%	21.6
T-Systems	11.2	8.4	32.5%	6.0
T-Mobile	13.0	9.0	44.5%	5.2
T-Online	1.3	1.0	28.9%	0.8
Other[3]	3.4	2.3	49.5%	1.9
Total	**48.3**	**40.9**	**18.0%**	**35.5**

[1] In the 2001 financial year Deutsche Telekom reorganized its business activities according to the 4-pillar strategy and has since run its business in four strategic divisions. Figures for previous years have been adjusted accordingly.
[2] Changes in percent based on more precise million figures.
[3] "Other" contains not only Group headquarters and central service areas, but also some foreign subsidiaries (in particular MATÁV, Slovenské Telekomunikácie, HT-Hvratske telekomunikacije).

Net revenue by division
(billions of €)


2000
2001
20
15
10
5
0
20.2
19.4
8.4
11.2
9.0
13.0
1.0
1.3
2.3
3.4
T-Com
T-Systems
T-Mobile
T-Online
Other

Net revenue 1997 to 2001
(billions of €)


50
46
42
38
34
30
34.5
35.1
35.5
40.9
48.3
1997
1998
1999
2000
2001

Increase in net revenue

The increase in net revenue resulted mainly from growth in the T-Mobile and T-Systems divisions. T-Mobile's net revenue rose by EUR 4.0 billion in the year under review, driven by the continuous increase in mobile subscriber numbers and the consolidation of VoiceStream/Powertel and RadioMobil. As for T-Systems, the major contributors to revenue growth were the first full-year consolidation of T-Systems ITS (formerly: debis Systemhaus) and the positive development of the business conducted with national carriers. T-Online also recorded a strong increase in revenue largely as a result of continuing growth of its subscriber base, increased usage across all tariffs and extensive expansion of its portal business. In the T-Com division, the sale of the North-Rhine Westphalia, Hesse and Baden Württemberg cable companies, the fact that mobile calling is replacing fixed-network calling (especially in the "City" zone) and competitive influences contributed to a fall in revenue. The revenue growth in the segment "Other" is primarily attributable to increased revenues at MATÁV (particularly in the mobile communications segment), the effects of consolidating Slovenské Telekomunikácie and the Macedonian Maktel for the first full year and the full consolidation of HT-Hvratske telekomunikacije in the fourth quarter of 2001.

Result after taxes amounts to EUR -3.5 billion. Deutsche Telekom reports a net loss of EUR 3.5 billion for the 2001 financial year, compared with a previous year net profit of EUR 5.9 billion. These changes are attributable to the increase of EUR 2.2 billion on the previous year in amortization (especially of goodwill and UMTS licenses) and net financial expenses of EUR 5.3 billion, which in 2000 (EUR 1.2 billion) had been boosted by the sale of WIND shares (EUR 2.3 billion). Furthermore, the previous year's result was influenced significantly by several one-time contributions to revenue (in particular, the tax-free sale of shareholdings in Global One, proceeds recognized as income from the flotation of T-Online International and other associated companies, and the sale of shares in the North-Rhine Westphalia and Hesse cable companies). In the period under review, positive contributions came mostly from the sale of shares in Sprint and the Baden Württemberg cable company (including other additional regional cable companies) and could not match the comparably high figures of last year's contributions. The consolidation of the newly acquired VoiceStream/Powertel companies had the effect of reducing earnings by EUR 2.8 billion (including EUR 0.9 billion for amortization of goodwill).

Goods and services purchased

Goods and services purchased increased by EUR 1.5 billion to EUR 13.5 billion compared to the previous year, which is primarily attributable to changes in the composition of the Deutsche Telekom Group. It was partially offset by the lower level of terminal equipment purchased in Germany and the drop in the network access charges in the international carrier sector.

Personnel costs

The number of employees increased by 36,628 (averaged over the year) compared to the previous year. Deutsche Telekom thus employed an average of 241,660 people in the 2001 financial year. This increase was largely the result of the changes in the composition of the Deutsche Telekom Group that occurred during the period under review (in particular VoiceStream/Powertel) along with the first full-year consolidation of the previous year's acquisitions (primarily T-Systems ITS, formerly: debis Systemhaus and Slovenské Telekomunikácie). These changes, together with collectively agreed wage and salary adjustments (adoption of a performance-promoting and market-based pay structure) largely contributed to the increase in personnel costs by EUR 2.4 billion.

Real estate revaluation completed. Work to review the value of land belonging to Deutsche Telekom AG was completed during the 2001 financial year. The new valuation approach was the result of the new disposal-oriented real estate strategy adopted at the end of 2000. Along with almost 500 Deutsche Telekom staff, external accounting and real estate experts reviewed more than 11,000 plots of land comprising around 30,000 lots and subjected these to a critical value assessment. The assessment led to a replacement value for the whole portfolio of around EUR 5.5 billion, which necessitated a write-down for the 2001 financial year of EUR 0.5 billion compared to the net carrying amounts. This is on top of valuation adjustment totaling approximately EUR 2.0 billion implemented in previous years. The new net carrying amount of the real estate portfolio, totaling around EUR 4.1 billion, does not reflect hidden reserves, i.e., the upward valuation of a considerable number of real estate items – as established in the revaluation process – compared to the balance sheet carrying amount. At the end of the revaluation project, these hidden reserves (i.e., individual cases where today's replacement value exceeds the net carrying amount) total approximately EUR 1.4 billion. These may, however, not be recognized for balance sheet purposes in accordance with German GAAP.

Real estate

Depreciation and amortization

Compared to 2000, overall depreciation and amortization increased by EUR 2.2 billion to a total of EUR 15.2 billion, with depreciation of intangible assets increasing by EUR 3.5 billion to a total of EUR 5.7 billion during the year under review. This increase is on the one hand attributable to amortization of licenses, mainly due to the amortization of mobile communications licenses held by VoiceStream/Powertel (EUR 0.7 billion) and by the first full-year amortization of UMTS licenses. On the other hand, amortization of goodwill increased by EUR 2.4 billion to a total of EUR 3.7 billion. This includes the amortization of VoiceStream/Powertel goodwill (EUR 0.9 billion), as well as approximately EUR 1.0 billion in respect of the nonscheduled write-downs on goodwill of DT Mobile Holdings Ltd./One 2 One and max.mobil. following the decision taken in 2001 to initiate a brand migration strategy in the mobile telephony subsidiaries. Depreciation of property, plant and equipment declined overall in the year under review (2001: EUR 9.5 billion; 2000: EUR 10.8 billion), which in 2000 included the nonscheduled write-down on real estate in the form of a valuation adjustment (EUR 2.0 billion). Conclusion of the real estate revaluation resulted in a write-down of EUR 0.5 billion for 2001. Depreciation of property, plant and equipment increased largely due to the expansion of the Deutsche Telekom Group during the period under review, as well as to the depreciation from companies in their first full year of consolidation.

Other operating expenses

Other operating expenses increased by around 17 percent, largely as a result of higher costs for advertising gifts/commissions and increased rental and leasing expenses due to changes in the Group's composition (particularly VoiceStream/Powertel). This increase was also brought about by greater losses on accounts receivable and provisions for doubtful accounts (primarily bad debt losses in respect of carriers) together with higher costs for maintenance and repairs. This was offset mainly by lower levels of loss from the disposition of noncurrent assets, the major contributors last year being the costs for scrapping outside plant equipment and the sale of Eurobell (Holdings) Plc.

Financial income (expense), net

Net financial expense in 2001 was EUR 5.3 billion, compared with EUR 1.2 billion in the previous year. A major cause of this increase in expenses is the significant reduction in the income related to the associated company DT-FT Italian Holding, which included proceeds from the sale of the WIND shares (EUR 2.3 billion) in the previous year. Another reason is the increase in net interest expense due to the increase in financial liabilities in 2001 and the financing of the UMTS licenses. On the other hand, the interest income from debt securities and long-term loans declined following the sale of special security funds in 2000. Furthermore, increased write-downs on financial assets (including write-downs on the net carrying amounts of shareholdings in France Telecom of EUR 0.3 billion) also contributed to the negative financial results.

T-Com

Income shifts among the segments. Before tax, income of the T-Com segment totaled EUR 3.2 billion, a EUR 1.2 billion decrease compared to the previous year. This is largely the result of the one-time proceeds from the sale of the North-Rhine Westphalia and Hesse cable companies in the previous year (EUR 3.0 billion) with similar income in the period under review only amounting to EUR 1.0 billion in respect of the sale of the Baden Württemberg cable company and other regional cable services companies. The decrease in depreciation and amortization had a positive effect on the results of this segment in 2001, as depreciation in the previous year had been impacted by a nonscheduled write-down on outside plant equipment (EUR 1.0 billion). The improvement in net interest expense also had a positive effect on the results. In contrast, the deterioration in the income relating to subsidiaries, associated and related companies (particularly due to write-downs on financial assets and declining income from shareholdings), price-related measures and competitive influences had a negative impact on the results of the segment.

T-Systems

The development of results from the T-Systems segment were largely influenced by the proceeds from the previous year's sale of shares in Global One (EUR 2.9 billion) for which there was no corresponding amount in the period under review. Increased depreciation and amortization resulted from the effects of consolidating T-Systems ITS (formerly: debis Systemhaus) for the first full year. This was partially offset by improved net interest expense and increased contributions from operating results.

T-Mobile

The drop in income before taxes at T-Mobile stemmed primarily from the sharp increase in depreciation and amortization, along with a higher level of net interest expense. These influences were particularly associated with the acquisition and consolidation of VoiceStream/Powertel. Furthermore, the first full-year amortization of UMTS licenses and the nonscheduled write-downs on goodwill within the brand migration process had a negative impact on depreciation and amortization. This was partially offset by a marked improvement in earnings before interest, tax, depreciation and amortization (EBITDA), which was largely attributable to the sustained growth in the mobile communications subscriber base.

T-Online

In 2000, income before taxes in the T-Online segment was above all influenced by the proceeds from the T-Online International AG flotation, there being no similar income in 2001. If this special influence is taken out of consideration, the results from this segment are approximately the same as in the previous year.

Other

In 2001, as in 2000, the results in the "Other" segment have been affected by several special influences. For 2001, these include in particular the proceeds from the sale of the Sprint shareholdings and write-downs on financial assets. The special influences in the previous year comprised the proceeds from the sale of the WIND shareholdings, losses from the disposition of noncurrent assets and the increased additions to accruals. At the end of the period under review, income before taxes had risen by EUR 0.4 billion to EUR 1.6 billion. An improved level of income before taxes at MATÁV, the first full year consolidation of Slovenské Telekomunikácie, and the full consolidation of HT-Hvratske telekomunikacije (from November 2001) also contributed to this result.

Key figures for group segments in 2001[1]
(billions of €)

	Net revenue[2] 2001	Income before taxes 2001	Income before taxes 2000	Change	Employees[3] 2001
T-Com	26.1	3.2	4.4	-1.2	117,655
T-Systems	13.8	-0.3	2.5	-2.8	41,528
T-Mobile	14.6	-6.4	-2.4	-4.0	30,124
T-Online	1.4	-0.2	2.6	-2.8	3,008
Other[4]	8.0	1.6	1.2	0.4	49,345
Reconciliation[5]	-15.6	-0.4	-2.0	1.6	-
Total	**48.3**	**-2.5**	**6.3**	**-8.8**	**241,660**

[1] In the 2001 financial year Deutsche Telekom reorganized its business activities according to the 4-pillar strategy and has since run its business in four strategic divisions. Figures for previous years have been adjusted accordingly.
[2] Net revenue plus revenue from business with other sectors.
[3] Average figures for the year.
[4] "Other" contains not only Group headquarters and central service areas, but also some foreign subsidiaries (in particular MATÁV, Slovenské Telekomunikácie, HT-Hvratske telekomunikacije).
[5] Items to be reconciled mainly relate to consolidation measures and nonscheduled write-downs on real estate (2001: EUR -0.5 billion; 2000: EUR -2.0 billion).

Annual financial statements of Deutsche Telekom AG. Corporate groups with international activities are increasingly focusing their reporting on the consolidated financial statements. However, in Germany, the dividend paid to shareholders is based on the annual financial statements of Deutsche Telekom AG. For this reason, the annual financial statements of Deutsche Telekom AG are presented in summarized form below.

Balance sheet total of parent company

Deutsche Telekom AG's balance sheet total increased significantly by EUR 15.5 billion to EUR 128.5 billion, largely as a result of the acquisition of the US mobile communications company VoiceStream/Powertel (EUR 2.9 billion) and the increase in receivables from subsidiaries (EUR 8.6 billion). The equity ratio also rose from approximately 33 percent to approximately 35 percent. Deutsche Telekom's net revenue decreased slightly by EUR 0.6 billion, but improved income relating to subsidiaries, associated and related companies from the dividends of T-Mobile International AG, Bonn and DT-FT Italian Holding GmbH, Bonn meant that income before taxes was positive. Following deduction of taxes of EUR 0.7 billion, net income amounts to EUR 6.6 billion.

Result of Deutsche Telekom AG

Summary of the financial statements of Deutsche Telekom AG

Statement of income

(billions of €)

	2001	2000
Net revenue	27.3	27.9
Changes in inventories and other own capitalized costs	0.5	0.5
Other operating income	5.4	6.8
Goods and services purchased	-7.2	-7.3
Personnel costs	-6.8	-6.7
Depreciation and amortization	-6.0	-8.6
Other operating costs	-9.6	-9.7
Financial income (expense), net	3.7	-6.0
Income before taxes	**7.3**	**-3.1**
Taxes	-0.7	-0.2
Income after taxes	**6.6**	**-3.3**

Balance sheet

(billions of €)

	Dec. 31, 2001	Dec 31, 2000
Property, plant and equipment, and intangible assets	38.4	40.5
Financial assets	73.4	63.2
Noncurrent assets	**111.8**	**103.7**
Inventories, materials and supplies	0.6	0.5
Receivables and other assets	14.4	8.0
Liquid assets	1.3	0.2
Current assets	**16.3**	**8.7**
Deferred taxation	0.0	0.2
Prepaid expenses	0.4	0.4
Total assets	**128.5**	**113.0**
Shareholders' equity	46.6	38.9
of which: unapproriated net income	3.4	2.0
Accruals	8.7	7.6
Liabilities	73.1	66.4
Deferred income	0.1	0.1
Total shareholders' equity and liabilities	**128.5**	**113.0**

The annual financial statements of Deutsche Telekom AG which have an unqualified audit opinion from PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft and Ernst & Young Deutsche Allgemeine Treuhand AG Wirtschaftsprüfungsgesellschaft are published in the Federal Gazette (Bundesanzeiger) and filed with the Commercial Registry of the Bonn District Court. The annual financial statements are available upon request from Deutsche Telekom, Investor Relations, Postfach 2000, D-53105 Bonn, Germany, fax +49 228 1 81-8 80 09.

EUR 0.37 dividend per share. The Supervisory Board and Board of Management propose, subject to approval at the shareholders' meeting, to pay a dividend of EUR 0.37 per individual no par value share on the dividend-bearing capital stock. The so-called Halbeinkünfteverfahren, the procedure in Germany whereby the income derived from share-based investment funds is halved for tax purposes pursuant to the German Law on Tax Reductions, is to be applied to Deutsche Telekom AG shares from 2002 onwards. Accordingly, in contrast to previous years, shareholders who are fully subject to domestic taxes are no longer entitled to imputation credits.

Dividend

Consolidated balance sheet structure affected by acquisitions and investments. In Deutsche Telekom's consolidated financial statements, the balance sheet total increased by 32.5 percent, i.e., EUR 40.4 billion, to EUR 164.6 billion in the 2001 financial year. The increase in the Group's assets stems almost exclusively from changes in noncurrent assets (in particular, increases in intangible assets) and the acquisition and full consolidation of VoiceStream/Powertel. This is also the main reason for the increase in equity by EUR 23.6 billion, to a total of EUR 66.3 billion. The equity ratio increased from approximately 33 percent at the prior balance sheet date to approximately 39 percent, excluding proposed dividend payments.

Consolidated balance sheet total

Shareholders' equity

Balance sheet structure
Assets
(billions of €)



	1997	1998	1999	2000	**2001**	
	0.7	0.9	1.6	16.5	**39.4**	Licenses, concessions and similar rights, advance payments
	0.2	0.2	13.4	19.3	**40.6**	Goodwill
	69.2	65.4	67.0	70.8	**66.7**	Property, plant and equipment, and financial assets
	12.2	11.9	11.7	16.7	**17.0**	Current assets
	0.9	0.9	0.9	0.9	**0.9**	Other assets
	83.2	**79.3**	**94.6**	**124.2**	**164.6**	**Balance sheet total**

Liabilities
(billions of €)



	1997	1998	1999	2000	**2001**	
	24.6	25.1	35.7	42.7	**66.3**	■ Shareholders' equity
	7.6	8.3	9.3	11.4	**18.4**	Accruals
	51.0	45.9	49.6	70.1	**79.9**	■ Other liabilities
	83.2	**79.3**	**94.6**	**124.2**	**164.6**	**Balance sheet total**

Debt level at EUR 67.0 billion. During 2001, financial liabilities rose by 11.1 percent on their position at December 31, 2000. This increase was largely the result of the financing for the acquisition of VoiceStream/Powertel and the first full-year consolidation of this holding during the period under review. The financial liabilities are partially offset on the assets side by liquid funds, noncurrent and marketable securities, and interest rate and cross currency swaps (reported under other assets) amounting to a total of EUR 4.9 billion.

Debt
At year-end (billions of €)


60
40
20
0
44.9
39.9
42.3
60.4
67.0
1997
1998
1999
2000
2001

Goodwill

Investment in VoiceStream

High investments in 2001 due to acquisitions. In 2001, Deutsche Telekom invested EUR 37.7 billion, which is EUR 5.4 billion less than in the previous year. Additions related to goodwill, totaling EUR 24.7 billion, were almost exclusively due to the new consolidation of VoiceStream/Powertel and accounted for the major part of such investments. Increases in investment in property, plant and equipment, amounting to EUR 9.9 billion (2000: EUR 7.6 billion), relate primarily to setting up and expanding the networks of T-Com and T-Mobile. Additions to financial assets in the amount of EUR 1.8 billion were well under the level of the previous year (EUR 12.4 billion), the latter comprising, in particular, the initial EUR 5.6 billion investment in VoiceStream and the book-entry additions to DT-FT Italian Holding in connection with the sale of the shareholdings in WIND.

Net cash provided by operating activities

Net cash used for investing activities

Net cash used for financing activities

Substantial rise in net cash provided by operating activities. Cash-flow from operating activities increased in 2001 by EUR 1.9 billion to EUR 11.9 billion. Taking into consideration the increase in net interest payments of EUR 1.5 billion, cash generated from operations rose by EUR 3.4 billion to EUR 16.3 billion. This positive development was achieved mainly by means of normal operating activities, and was supported in the fourth quarter of 2001 by a tax rebate. The increased operating result more than met the increased financing costs, and investments in property, plant and equipment could be covered in full. The difference in the development as compared to the Group's results, which dropped EUR 9.4 billion from the prior year, is principally due to high positive income effects during 2000, which resulted from financing activities (proceeds from the flotation of T-Online) and investment activities (sale of shareholdings in Global One and the North-Rhine Westphalia and Hesse cable companies), or which had not yet had any effect on cash flows (sale of WIND stock). Net cash used for investing activities in 2001 shows a level of EUR 22.3 billion below the previous year's level. This is due primarily to the purchase of the UMTS licenses in the previous year and the cash inflows in 2001 from the sale of the Sprint shareholdings, the disposition of the Baden Württemberg cable company and the sale of receivables (asset backed securities transaction). Net cash used for financing activities totaled EUR 4.8 billion in 2001. Along with the payments of dividends, the major cause of this is the reduction of debt in 2001. During the previous year, net cash provided by financing activities amounted to EUR 17.9 billion, primarily resulting from the wide-ranging long-term finance activities (including financing for acquisition of UMTS licenses) and the inflow of liquid funds from the flotation of T-Online International AG.

Statement of cash flows (summarized)
(billions of €)

	2001	2000	1999
Cash generated from operations	16.3	12.9	12.2
Net cash provided by operating activities	11.9	10.0	9.6
Net cash used for investing activities	-5.4	-27.7	-18.7
Net cash provided by/used for financing activities	-4.8	17.8	8.0
Effects of foreign exchange rate changes	-0.0	-0.0	-0.1
Net increase/decrease in cash and cash equivalents	1.7	0.1	-1.2
Cash and cash equivalents (short- and long-term)	2.9	1.9	1.2

Purchasing.

- Reorganization of the global purchasing system
- Successful implementation of online auctions
- Internationalization of purchasing

Purchase volume

The consistent exploitation of potentials for increasing efficiency and reducing costs in the area of Deutsche Telekom's global purchasing is an important factor in improving the competitiveness and increasing the market value of the Company. Total expenditure for goods and services amounted to EUR 20.2 billion in 2001. This is an increase of 35 percent compared to the previous year and is mainly attributable to a higher volume of the Company's purchases along with purchases by the subsidiaries and associated companies newly acquired in 2001. The level of purchasing volume in relation to net revenue in the Group increased from 37 percent to 42 percent. In 2001, the divisions T-Mobile and T-Com accounted for the highest volume of purchases, more than half of the total purchase volume. The total purchase volume also includes GMG Generalmietgesellschaft (formerly: DeTe Immobilien) with expenditure of almost EUR 1 billion in respect of construction work, buildings maintenance and services. Significant savings were achieved through a number of targeted cost reduction measures carried out in conjunction with our suppliers. In doing this, we also supported our suppliers by analyzing cost structures and assisting them in their ongoing optimization measures to improve their competitiveness in the global market.

Integrated purchasing organization

Organizational changes in the purchasing units also became necessary last year after the Company was restructured based on divisions. The objective here was to strategically re-focus the global purchasing organization in order to integrate decentralized purchasing responsibilities, with centralized responsibility for purchasing synergies. This new, "integrated" purchasing organization now uses a global product-group and supplier management approach, in which one division takes global purchasing responsibility for a specific product group. This lead-buyer concept makes it possible to achieve group-wide bundling effects, technical standardization and the optimization of purchasing processes.

eBest

This cross-divisional cooperation is based on group-wide purchasing tools, such as the e-procurement system, eBest, which has already been used by more than 13,000 clients within the Company for more than 100,000 electronic orders. Initial calculations for the profitability of this technology have been exceeded. A further step will be the complete electronic integration of strategic suppliers into the system (from ordering and delivery to invoicing). Along with cost and knowledge management, B2B is therefore a further factor in the ongoing development of the group-wide purchasing strategy and serves to safeguard and improve Deutsche Telekom's global competitiveness.

T-Com

In line with the 4-pillar strategy, T-Com's purchasing activities have become increasingly international with the aim of creating further synergies. Cross-divisional projects and joint projects of T-Com companies have enabled the Deutsche Telekom Group to make significant savings. The newly created lead-buyer structure means that, in addition to the purchase of network technology and network components, the new division T-Com is also responsible for supplying the entire Group with non-production materials. The continued implementation of the eBest electronic procurement system on a group-wide basis throughout 2001 also resulted in clear bundling advantages in this purchasing sector. Furthermore, more than 20 online auctions for appropriate product groups have led to further improvements in processes and cost reductions. T-Com will continue to expand its international procurement network next year and will step up the use of e-procurement on an international basis.

T-Mobile

The commercial preparations for the introduction of third generation mobile communications (UMTS) have been carried out in close coordination with the companies within the T-Mobile Group. This can also be seen in the international purchasing structure implemented within T-Mobile International, which supported the T-Mobile Group with regard to the cooperation activities between all its affiliates and joint ventures, and also helped to integrate new acquisitions. The main focus here was on analyzing, identifying and implementing the available potential for synergies in order to create added value for the T-Mobile Group in terms of proceeds and to recognize the potential for cost reduction within the Group. Synergies were achieved, particularly in the areas of purchasing activity coordination regarding the 2nd and 3rd generation mobile communications system-platform harmonization, IT software, SIM cards and value-added services. Increased automation efforts at transport and storage service providers also helped to reduce considerably logistics costs in the year under review.

T-Systems

The main aims in the creation of T-Systems International were to integrate T-Systems ITS (formerly: debis Systemhaus) and to realize the anticipated synergy benefits resulting from this integration. The purchasing system was also reorganized in line with this restructuring exercise. In addition to the procurement of goods and services for T-Systems International, the purchasing department is also responsible for bundling and satisfying the IT requirements of the entire Group in terms of hardware, software and services. The creation of 12 company-wide teams to deal with the main IT suppliers has already resulted in significant savings.

T-Online

The procurement process within T-Online has been restructured with a completely international focus. The fact that T-Online International AG belongs to the Deutsche Telekom Group means that it can share in the benefits resulting from the large volumes purchased by Deutsche Telekom from external suppliers and take advantage of the existing agreements between suppliers and the Deutsche Telekom Group.

Research and development.

- Innovation network and innovation management
- Innovation strategy – Mega-themes – Processes
- T-Systems – individually tailored, innovative solutions
- T-Venture as an engine of innovation for Deutsche Telekom's divisions

The new strategic focus of the Deutsche Telekom Group has also been consistently implemented in the area of innovation management. Research and Development has been developed into a network of innovation units within the strategic divisions and at Group headquarters. This development was operationally backed by T-Systems, working in conjunction with companies, research institutes and universities. The innovation process was run by the central Innovation Management department at Group headquarters and by the product innovation departments in each of Deutsche Telekom's four divisions. The main components of the innovation process included the following:

Innovation strategy

- The innovation strategy, by means of scenarios, indicates the challenges and opportunities that exist between new technologies and emerging markets and at the same time shows the business potential available for the Deutsche Telekom Group in the period 2005 to 2010. This cross-divisional, long-term approach allows synergy potentials to be identified at an early stage;

Mega-themes

Global Mobility

Global Seamless Networks

- The Mega-themes, on the basis of the innovation strategy, place more detailed attention on selected areas relevant to the Company's business. The requirements of future services were reviewed and developed into prototypes. Finally, each mega-theme was implemented by means of a pilot project. The main topics included "Global Mobility" (mobile, broadband access to the Internet using hybrid radio communications networks; an internal pilot project in operation since the end of 2001) and "Global Seamless Network" (a seamless, fully optical transportation network with flexible broadband access and automatic network configuration). In addition to the mega-themes, new and interesting technologies (such as "active networks") are tested for their suitability for deployment in so-called "future projects";

Product lifecycle management

- Product lifecycle management promotes the value-oriented management of the product portfolio, enables new products to be created in an optimum manner in terms of costs and time, and also provides the process chain with consistent product information. The basis for this is an IT-based product management system.

R&D cost

The Company's 7,497 employees working in Research and Development have developed an innovation network that interlinks the Group's innovative strengths. Expenditure in 2001 of around EUR 0.9 billion created the conditions for successful, innovative product development activities within the Company's divisions. For example, in cooperation with partners such as the Heinrich-Hertz Institute, the German Research Network (Deutsches Forschungsnetz), Siemens, Alcatel and others, we demonstrated that data transmission at a rate of 1.28 terabits per second via an installed optical fiber cable can be achieved. This speed permits the content of

200 CDs to be transmitted within one second. This was not only a new record for transmission speed, but also an important milestone in the development of broadband networks for new services.

Patents

479 patent applications were submitted in order to protect ideas and project results. The use of a copyright management system as required following the liberalization of the telecommunications markets was therefore continued in a consistent manner. By the end of 2001, the number of industrial rights owned and strategically implemented by Deutsche Telekom amounted to around 4,200.

Convergence solutions

T-Systems – individually tailored, innovative solutions. T-Systems developed numerous innovative convergence solutions during 2001. Voice Commerce, for example, enables information and service providers to make their Internet-based products and services also accessible to mobile phone and telephone users. The first application of this kind – "C@ll*Find", which was developed in conjunction with DeTeMedien and Immobilien-Scout-24 – went online at the beginning of October 2001. With the streaming media application, audio and video content is transmitted in real time from a central computer to a computer at the workplace and may even be viewed throughout the download process. A continuous flow of information ("stream") is created. Many companies are taking advantage of this kind of service to impart information to their staff.

Developing the shareholding portfolio

T-Venture as an engine of innovation. T-Venture (T-Telematik Venture Holding GmbH, Bonn), a fully-owned subsidiary of Deutsche Telekom, invests equity in high-tech companies with innovative products and an above-average level of *growth potential in the T.I.M.E.S. markets. Contrary to the general trend in the ven-*ture capital market, T-Venture continues to commit itself to innovation and growth by establishing funds in Deutsche Telekom's strategic divisions. In the period under review, a total of EUR 65 million was invested. The portfolio grew to include 58 direct shareholdings in companies and 9 indirect shareholdings in venture capital funds in North America, Europe, Asia and Israel. In conjunction with the T-Venture branches, these fund partnerships form a global network which affords Deutsche Telekom early access to innovative technologies and business models in the T.I.M.E.S. markets.

Synergy effects

In 2001 new funds were established in order to create targeted synergies with the four divisions of Deutsche Telekom. The investment focus of these funds is tailored to the specific business segments of the divisions. Pioneering technologies can thus be integrated into the strategy of the business unit at an early stage. The affiliates in turn benefit from license and cooperation agreements with the Deutsche Telekom divisions and may take advantage of the company's image and marketing strengths. Initially, two funds were launched with a fund volume of EUR 100 million each: the T-Mobile Venture Fund (TMVF) and the T-Online Venture Fund (TOVF). In 2001, TMVF concluded four direct investments and TOVF completed two.

Employees.

- Almost a third of all the Group's employees work at our international subsidiaries
- The new job evaluation and pay system marks the end of the line for the public services pay scheme
- A new strategic focus for Human Resources
- As one of the largest vocational training providers in Germany, Deutsche Telekom is a forerunner in IT training

2001 was a year of new departures and a new strategic focus. The Group's conversion to an internationally successful telematics service provider has, in recent years, been accompanied by an intensive restructuring process in terms of human resources, which has advanced considerably since the end of 1995. By the end of 2001, the number of personnel, based on the group structure of 1995, had been reduced by a total of 79,168. These job cuts were realized in a socially acceptable manner, and not on the basis of redundancy as a result of rationalization. In the same period, innovative site management and re-training has enabled 22,746 employees to be transferred from Deutsche Telekom AG to expanding subsidiaries, associated and related companies. In addition, more than 30,980 new staff have since been recruited.

Shaping the change. There have been marked structural changes in the composition of the Group's workforce as a result of the varying market trends in the individual business sectors, the strategic restructuring of the Company into four divisions and its consistent internationalization. This can most clearly be seen in the development of employee figures.

Number of employees

At the end of 1995, the total number of employees throughout the Group amounted to 213,467. Of these, only 6,862 worked for subsidiary and associated companies and Deutsche Telekom AG had by far the greatest proportion of staff, with 206,605 employees. In the meantime, the number of employees throughout the entire Group rose to 257,058 by the end of 2001. This corresponded with a decline in the number of employees at Deutsche Telekom AG to 124,328 and an increase in those at the mainly domestic subsidiaries and associated companies to 40,951. By the end of 2001, international acquisitions (above all VoiceStream Wireless/Powertel, MATÁV, Slovenské Telekomunikácie) and increases in shareholdings (e.g. in the Croatian company HT-Hrvatske telekomunikacije) added a total of 91,779 employees to the Deutsche Telekom Group. Of the 257,058 employees, 78,722 worked abroad. This means that almost one-third of the Group's employees work for our international subsidiaries. Considerable integration tasks have been, and still are, necessary in this respect.

International workforce

Employees in the Group[1]

	Dec. 31, 2001	Dec. 31, 2000	Dec. 31, 1999
Deutsche Telekom Group	257,058	**227,015**	**195,788**
T-Com	116,557	117,504	124,742
T-Systems	42,931	40,253	19,316
T-Mobile	38,025	19,186	13,976
T-Online	2,960	3,010	1,236
Other	56,585	47,062	36,518

[1] Number of employees at balance sheet date.

New strategic focus. Deutsche Telekom's Human Resources units were reorganized in terms of strategy and structure in 2001. HR has become a business partner for the Group's strategic divisions, and has now started on a qualitatively new, future-oriented phase of personnel activities. The Deutsche Telekom Group focuses its personnel activities on five strategic areas:

- Managing diversity
- Recruitment, rightsizing & retention
- Total compensation
- Managing skills & competencies
- Quality & eHRM

The aim of Human Resources is to develop differentiated personnel strategies and tools – ones specific to the different business areas – in conjunction with the four divisions. It is also important to enable a variety of international cultures to come together under one roof and to safeguard our global presence in a responsible manner through good corporate citizenship.

Philosophy

We act in line with our philosophy that "skilled and committed employees, who are able to act according to entrepreneurial standards, are our most important success factor". We are convinced that investments in, for example, professional training, systematic human resource development and targeted recruitment will pay off in the long term. This may be seen in the success of our employees in increasing productivity. Per capita revenue has risen by over 24 percent since the end of 1997, and stood at EUR 199,000 at the end of the 2001 financial year.

Revenue per employee at Deutsche Telekom
(Development of productivity)

	2001	2000	1999	1998	1997
(thousands of €)	199	201	183	173	159

Suggestions for improvement

Clever people are our strength. 5,729 suggestions for improvement were submitted in the 2001 financial year, an increase of more than 30 percent over the previous year. Our employees' wealth of ideas brought us savings of EUR 119 million in 2001 and the number of German, European and international applications for patents was maintained at a high level.

Innovations

	2001	2000	1999	1998	1997
Number of suggestions for improvement	5,729	4,327	5,798	6,230	5,164
Savings made by suggestions (millions of €)	119	169	345	103	32
Number of patent applications	479	561	454	363	353

Shape and share in our success. The successful conclusion of the 2000 collective bargaining round had already created the foundation for all employees to receive performance-related pay and for performance assessments to be introduced. The introduction of the new job evaluation and pay system in mid-2001 for those employed under the collectively agreed wage scale (69,713 employees at Deutsche Telekom AG) sent out a clear signal in respect of a new collective bargaining policy. We have drawn a line under the public sector pay scheme, and our new evaluation and payment systems are more market- and performance-oriented, fairer in terms of pay, and more flexible. Factors such as family status, age or length of service in the Company no longer have any influence on pay. The only factor that counts is the function actually performed. The new system will play an extremely important role in ensuring the loyalty of our staff in the future and recruiting new, qualified and motivated employees. Furthermore, the new job evaluation and pay system is also important for business management purposes due to the transparency afforded in terms of personnel costs.

New job evaluation and pay system

Total compensation

Our total compensation approach signifies a large step forward into a completely new dimension in terms of remuneration. Remuneration for work performed not only comprises basic pay. We also provide the option of deferred compensation within the scope of the company pension scheme, for example, which facilitates tax-optimized pension contributions from gross earnings. Other attractive remunerative components include individual direct and life insurance schemes or tax- and contribution-optimized pension funds. Stock options have also been introduced as a value-oriented compensation tool to attract and retain experts and top management executives.

We develop people and markets. The continuous development in the markets and the dynamic environment within the sector means that our employees must be open to life-long learning. Among other things, Deutsche Telekom AG's existing collective bargaining agreement on in-house education ensures that the necessary conditions are in place with respect to continuing education. Deutsche Telekom's multi-faceted training program affords it flexibility in adapting to the constantly changing business environment. Our aim is not only to train our employees for higher-grade tasks, but also to impart social and cultural skills. In 2001, expenditure for centrally-organized training measures alone amounted to around EUR 100 million, which did not include the associated costs incurred with respect to personnel absences and travel. Around EUR 3.6 million was spent in 2001 solely on training initiatives to support the Group-wide staff restructuring program.

Training programs

Training means investments in the future[1]

	2001	2000
Seminars	11,580	9,871
Participants	121,701	102,192
Number of training days	348,892	305,201
Global Teach sessions[2]	152,298	124,341

[1] Generally excludes specific initiatives for managerial staff.
[2] Global Teach is an internal e-learning platform.

Deutsche Telekom is playing a decisive role in developing a nationwide concept for a new continuing education structure for IT careers that will lead to recognized, certified qualifications. The German Federal Institute for Vocational Training (Bundesinstitut für Berufsbildung – BiBB) awarded its 2001 prize for innovation in continuing education to Deutsche Telekom for its initiative "Training for the position of network administrator".

We seek and develop the best. Specific management development programs have been set up for top managers occupying key positions with entrepreneurial responsibility, as well as for the other management levels. Deutsche Telekom is working with the world's best business schools in this area.

Trainees

The future belongs to the young. Deutsche Telekom employed 9,851 trainees and student interns at December 31, 2001. Around 3,450 of these joined the Group in 2001, which means a total of 1,000 new trainees over the previous year. 4,000 training positions will be offered in 2002, enabling the Company to provide qualified training to a total of 11,000 young people. Deutsche Telekom is thus one of the largest providers of vocational training in Germany. Those trainees successfully completing their vocational training will be subsequently offered regular employment by the Group. This demonstrates the Group's future-oriented personnel policy.

In light of the developments in demography and in accordance with the growing technical requirements of the Company, Deutsche Telekom is making particular efforts in the area of IT training to counter the shortage of specialized staff. The proportion of IT trainees in relation to the total number of trainees increased from 12 percent in 1997 to 51 percent in 2001. In 2001, Deutsche Telekom set an example by introducing new regulations under the collective bargaining agreement in respect of co-determination for trainees.

HR Report

We document our responsibility. Deutsche Telekom publishes an annual Human Resources Report. This report provides information on the key figures relating to the Company's human resources management and also gives details of the strategies and measures that form part of our personnel policy. We also provide information on our contribution to increasing our Company's value on a sustainable basis and at the same time demonstrate our responsibility towards our employees and society.

Dependent company report

Dependent company report. In the period under review, the Federal Republic of Germany held a majority shareholding in Deutsche Telekom AG pursuant to § 16 (1) of the German Stock Corporation Act (Aktiengesetz – AktG) until May 31, 2001. Following the capital increase implemented on May 31, 2001 for the purpose of acquiring VoiceStream Wireless Corporation, Bellevue, USA, and Powertel, Inc., Bellevue, USA, the Federal Republic of Germany's overall shareholding in Deutsche Telekom AG was reduced to 43.05 percent. As such, Deutsche Telekom AG is no longer a dependent company of the Federal Republic of Germany pursuant to § 16 (1) of the German Stock Corporation Act. Despite its minority shareholding, the Federal Republic represents a solid majority of the average attendance at the shareholders' meeting. Thus, Deutsche Telekom is considered a dependent company of the Federal Republic according to § 17 (1). No controlling agreement or profit-and-loss transfer agreement exists. Pursuant to § 312 of the German Stock Corporation Act, the Board of Management of Deutsche Telekom AG has therefore prepared a Dependent Company Report describing relations between the controlling body and affiliated companies. The Board of Management has included the following statement at the end of this report: "The Board of Management hereby states that, under the circumstances known to the Board of Management at the time of performing the business transactions, the Company received appropriate remuneration for such transactions. The Company did not perform or omit any actions on behalf of or on the instructions of the controlling company or any affiliated companies."

Risk management.

- Risk management system geared towards the four-pillar structure
- Acquisitions successfully integrated into the risk management system
- Risk situation reflects dynamic growth situation

Deutsche Telekom is active as an integrated T.I.M.E.S. provider in markets that are characterized by highly dynamic growth, innovation and a high level of convergence. Exploiting the enormous opportunities resulting from this inevitably involves some risk. We regard risk management as an important instrument for making these risks calculable and controllable.

Risk management is therefore an essential part of our daily business. Apart from the legal requirements described in detail in the Law on Control and Transparency in Business (Gesetz zur Kontrolle und Transparenz im Unternehmensbereich – KonTraG), Deutsche Telekom regards risk management primarily as a competitive necessity and a business challenge.

It is the business policy of Deutsche Telekom to consistently seize existing opportunities. Controlled risks are taken, if this leads to the creation of a corresponding added value. In line with defined principles, all relevant risks are systematically identified and assessed at an early stage, and appropriate measures are selected and implemented to respond to risks and to exploit opportunities.

The risk management system consists of a series of different but interrelated planning, information and control systems and procedures. These cover all areas of the Company and are adapted in response to changes in the framework conditions as they occur.

The system includes, among other elements, an integrated planning and management process, a value-oriented system of key figures, and controlling reports. In addition to the other reporting systems, Corporate Risk Management submits a risk report to the Board of Management on a quarterly or ad hoc basis informing them of all the major risks within the Group. With the reorganization of the Group into four strategic pillars, this reporting system has been supplemented by a division-specific reporting system. A regular exchange of information regarding risk-relevant findings takes place between the Group's internal auditors and the Corporate Risk Management department. Moreover, as a process-independent authority, the Group's internal auditors review all the components of the risk management system at appropriate intervals, thus making an important contribution to process optimization and quality management.

Risk areas. In our business activities, we are exposed to very different risks that could affect the development of our business and our financial and profit situation to varying degrees. From today's viewpoint, we consider some of these risks to be insignificant. Knowing that the risks which we regard as insignificant may nevertheless have an impact on our goals, we show in the following presentation only those risk areas, which we deem to be material.

Regulatory risks. Regulation of the telecommunications markets is still determined by national law and therefore shows very different forms, both within Europe and worldwide. Unlike our competitors, Deutsche Telekom is subject to strictly asymmetrical regulation in Germany, combined with very extensive official powers of intervention, for example, in the determination of prices and products. This is due to the fact that, on the basis of the German Telecommunications Act, Deutsche Telekom is regarded, to a large extent, as a "market dominant" company.

Development in the future will be significantly influenced by regulatory decisions at both the national and international levels. As a result, in the course of the continuing integration of the European Union, the legal framework of the EU and the decisions taken by the EU Commission will acquire even greater importance in the development of the T.I.M.E.S. markets in the individual EU countries.

In this context we should also mention the future possibility that regulation in the European telecommunications market will be extended to cover all electronic communications networks and services. An extended regulation policy of this kind would not only lead to an additional strain, for example on the development of the Internet and UMTS, the third generation of mobile communications, but would also have a negative effect on global competitiveness.

Market and competition risks. With products and services in the areas of fixed-network telephony, mobile communications, Internet and system solutions, we regard ourselves as a driver of innovation. As a result of rapid technological progress and the trend towards convergence, there is a latent danger that current technologies will be superseded by alternative and/or new processes in the telecommunications sector.

Following the acquisition of VoiceStream and Powertel, T-Mobile became the world's first transatlantic GSM mobile communications provider. The dynamic market growth in the USA and the forthcoming consolidation that is also evident in this market will set the basic conditions for the further development of T-Mobile.

In Europe, the acquisition of UMTS licenses has created the basis for the introduction of the third generation of mobile communications. The amortization of these investments – which total approximately EUR 15 billion in Germany and the UK – depends on the increased use of wireless services, especially mobile data communications. We generate the corresponding services and applications both on our own and in collaboration with third parties (content providers).

We rely on third parties to supply and build the UMTS infrastructure, and appropriate terminal equipment. The risk of delay, e.g. through supply bottlenecks, cannot be ruled out. These risks are minimized, for example, by the adoption of appropriate contractual provisions and close cooperation with our suppliers over the long term. Within the framework of the predefined license provisions, we will also cooperate with other UMTS providers.

For Deutsche Telekom, the safety of all our products, especially the networks, is an essential element of our business activity. As part of our efforts to provide state-of-the-art technologies, we also give funding to scientific studies that aim to detect possible side-effects at an early stage. This applies in special measure to the subject of "electromagnetic compatibility". We have introduced a wide range of measures in this area in order to reinforce the base of verified scientific findings regarding possible risks and to reduce existing uncertainties by means of an objective and transparent information policy. We regard compliance with legal threshold values as fundamental to our activities.

We aim to consistently pursue our four-pillar strategy by selling the remaining cable TV assets, at the same time reducing our liabilities from the proceeds of the sale. After the Federal Cartel Office vetoed the sale to Liberty Media of the cable TV regions of Hamburg/Schleswig-Holstein/Mecklenburg-Western Pomerania, Bremen/Lower Saxony, Rhineland-Palatinate/Saarland, Berlin/Brandenburg, Saxony/Saxony-Anhalt/Thuringia and Bavaria, the complete sale process will have to be rolled out once more. From today's viewpoint, any possible inflows from the sale of these assets are therefore associated with risk both in terms of the amount and timing.

Infrastructure risks. Deutsche Telekom relies on a modern, high-performance network infrastructure as the basis for innovative telecommunications services. The associated production processes show a high organizational and technical complexity. We have established a sophisticated system of safety measures – including fire precautions, standby systems, and local contingency plans – to respond to potential risks caused by network failures or faults.

Risks associated with cooperation and shareholdings. Deutsche Telekom has completed a phase of very rapid and strong growth in terms of acquisitions. Their rapid integration will be crucial for the success of these acquisitions and for the realization of the growth and synergy potentials underlying these investment decisions. We have already created the organizational prerequisites for this integration with our four-pillar structure.

Financial risks. Within our Group-wide risk management system, we attach particular importance to the management of risks related to our financial situation. All our treasury activities - in particular the use of derivative financial instruments - are subject to the primary principle of risk minimization.

Derivative financial instruments are used to limit the risks associated with currencies and changes in interest rates. All financial transactions and risks are recorded in a central treasury system. The market values of the derivative instruments are determined daily on the basis of mean market prices. Regular simulations are carried out using market scenarios. Management is informed regularly of the level and market value of all financial transactions. Risk evaluation is carried out according to the recommendations of the Basel Committee on Banking Supervision.

Liquidity is being safeguarded on the one hand through rolling liquidity and financial planning, and, on the other, by securing facilities such as committed bilateral bank lines and syndicated loans. These facilities may be drawn at short notice, thus guaranteeing the solvency of Deutsche Telekom at all times. The existing financial reserves of Deutsche Telekom also cover the financing requirements of the Group even if no further non-core assets will be sold in 2002 and/or if the listing of T-Mobile International will not take place. However, in these cases we run the risk of our rating being downgraded.

Counterparty risk is limited on the one hand by the fact that Deutsche Telekom only transacts commercial business with counterparties with impeccable credit standing, and on the other hand by a creditworthiness management system within the central treasury system that aggregates and limits the risks encountered per counterparty.

Organizational risks are countered through the separation of the commercial and control operations at both the development and operational stages, as well as through clearly defined trading entitlements and regulations on representation, and a well-established procedure for the use of new financial instruments.

Personnel risks. Last but not least, our future business success depends on the dedication, skills and the motivation of our employees. We are therefore making great efforts to attract suitable employees and to ensure their long-term loyalty to the Company. This also includes the range of internal training opportunities and attractive remuneration systems. We also took an important step towards an increased recognition of performance and employee satisfaction in 2001 with the introduction of our new job evaluation and pay system.

Introduction of the euro.

- Group-wide conversion to the euro successfully completed on January 1, 2002
- All transactions now carried out exclusively in euros
- No hidden price increases during the euro conversion process

Group-wide euro launch

On January 1, 2002, Deutsche Telekom and its subsidiaries successfully completed their conversion to the euro according to plan. All contractual relationships with business partners and suppliers were converted to the euro with effect from that date. Invoices, orders and tenders/offers are now issued in euros, as are prices, which are shown in euros in all the Company's catalogs and printed media. Invoices and T-Punkt outlets continued to quote prices in both D-Mark and euro until February 28, 2002 and all prices were converted on an exact basis during the euro conversion process, with no hidden price increases.

Around 110,000 card and coin telephones have been converted to the euro since the beginning of 2002. Valid D-Mark telephone cards may continue to be used in card telephones and Deutsche Telekom's T-Punkt outlets will exchange telephone cards that became invalid at the end of 2001.

Conversion of internal systems

The step-by-step conversion to the euro in the Deutsche Telekom Group meant that project risks were significantly reduced. At the start of 2001, all Deutsche Telekom's internal processes, such as salary accounting, planning, cost estimates and reports, were converted to the euro. The financial accounting systems were also affected by the conversion of the Company's standard currency to the euro, and our auditors verified that this was carried out in accordance with regulations throughout the entire Group. All in all, around 200 complex computer systems had to be converted to the euro. Since the first quarter of 1999, all annual and interim reports have been published in euros and the removal of the D-Mark and other basket currencies that are no longer valid is nearing completion.

Budget

Deutsche Telekom's expenditure for the euro conversion totaled EUR 140 million, EUR 30 million of which was incurred in 2001.

Environmental protection.

- Deutsche Telekom makes a significant contribution to climate protection
- Worldwide activities require us to think about global and sustainability issues
- Deutsche Telekom continues in its aim to optimize the use of energy
- T-NetBox as an example of innovation and environmental protection

Deutsche Telekom makes a significant contribution to climate protection. For years now, internationally renowned climatologists have been warning of the certainty of climatic change with incalculable consequences. This is primarily being caused by carbon dioxide emissions (CO_2 emissions) from the burning of fossil fuels.

"e-mission 55 – Business for Climate"

As a member of the European Business Council for a Sustainable Energy Future (e^5), Deutsche Telekom has been taking part in the United Nations Framework Convention on Climate Change since 2000. The highlight of Deutsche Telekom's activities in 2001 was the formation of the international "e-mission 55 – Business for Climate" initiative, for which Deutsche Telekom was one of the main instigators. Today, more than 150 companies throughout the world belong to this initiative which is supported by the WWF, Germanwatch and e^5. On July 17, 2001 Deutsche Telekom hosted a reception at its headquarters offices for the delegates and participants of the Conference of Parties of the UN Framework Convention for Climate Change held in Bonn. In the presence of the German Federal Minister for the Environment, Jürgen Trittin, representatives of Deutsche Telekom and other member companies of the initiative underlined the importance of climate protection for future-oriented business activities.

Reduction of CO_2 emissions. Deutsche Telekom is committed to this global challenge and wishes to use its services, among other things, to make a contribution towards climate protection. For two years now, we have been systematically investigating how physical traffic in various services can be replaced by appropriate telematics services. The results show clear potential for our society to increase energy efficiency and, accordingly, reduce CO_2 emissions, for example by means of video conferencing, teleworking and e-commerce. The growing use of these services would not only reduce CO_2 emissions but could also open up new business opportunities for our Company.

Worldwide activities require us to think about global and sustainability issues. Deutsche Telekom has joined "Global Compact", which was initiated by the Secretary-General of the United Nations and Nobel Peace Prize Winner, Kofi Annan. Deutsche Telekom has entered into an agreement with the United Nations in which it commits itself to comply with the basic principles of a sustainable society and to take an active part in maintenance and promotion of such a society. The nine basic principles of this commitment relate to human rights, labor law and sustainable environmental protection. Deutsche Telekom made its first contribution in this respect in June 2001, when it helped to initiate and found the "Global e-Sustainability Initiative" (GeSI) under the auspices of the UNEP (United Nations Environmental Program). The Company launched this initiative in conjunction with eight globally active network operators and, for the first time, international manufacturers.

Global Compact

Global e-Sustainability Initiative (GeSI)

Sustainable development. As well as committing itself to fulfill the basic principles for a sustainable company, Deutsche Telekom will also make its expertise in this area available to less-industrialized countries and, if desired, take part in their sustainable development in a supporting or advisory capacity.

Deutsche Telekom continues on its way towards optimizing energy utilization. Now as then, the most energy-intensive area of Deutsche Telekom's activities is the construction and operation of telecommunications networks, and the main efforts to optimize energy exploitation in 2001 were again concentrated here. Energy optimization teams were set up in all our 13 networks branch offices, who, along the lines of the Group's environmental program, have the task of identifying and implementing numerous energy-saving initiatives by 2004. These teams have contributed to the realization of more than 100 concrete measures during 2001, which have led to energy savings totaling 15.9 million kilowatt hours.

Energy optimization teams

T-NetBox as an example of innovation and environmental protection. Technical innovation and environmental protection are closely related at Deutsche Telekom. This is particularly demonstrated by the T-NetBox, the virtual answering machine in the Deutsche Telekom network. Although its performance capacity goes far beyond that of a conventional answering machine, the T-NetBox fares much better from an environmental perspective. In a study by the independent Institute for Applied Ecology (Öko-Institut) in Freiburg, it was stated that around 27 times less energy was required to produce and operate the T-NetBox, even with poor utilization, and that 66 times less waste was generated compared to a modern answering machine. Increasing numbers of T-NetBox users are further improving the energy-saving potential. Around 15 million T-NetBoxes are currently in use.

T-NetBox

These factors were the main reason why the T-NetBox was named as an EcoTopTen Product in the Freiburg Institute of Applied Ecology's campaign of the same name. This large-scale project, promoted by the German Federal Ministry for Education and Research, is aimed at strengthening the position of more innovative, high quality, affordable and, of course, environmentally-sound products in the mass market. EcoTopTen is the first nationwide campaign for end users that covers all products, and was initially conceived for a period of five years. It will be extended into an EU-wide campaign within two years.

T-NetBox as an EcoTopTen Product

The T-NetBox was praised by the jury of the German Legacy for the Future Foundation (Stiftung Zukunftserbe) during its first "sustainable products" prize ceremony. This form of prize, which is unique in Germany, is only awarded to products that combine environmental criteria with high quality and benefit for the customer, are offered at a reasonable price and also take social aspects into account.

Key events after December 31, 2001.

At the instigation of one of our competitors, the Regulatory Authority is currently carrying out initial investigations against Deutsche Telekom. The subject of these investigations is a contract concluded with this competitor in relation to the common use of local loops (line-sharing). An application regarding the rates proposal for this was submitted to the Regulatory Authority at the beginning of January and a decision is expected in the second half of March. Also in January, the Regulatory Authority closed the investigation into the retrospective review of the charges for T-DSL, Deutsche Telekom's broadband Internet service. In February, the Regulatory Authority initiated abuse proceedings in respect of one of Deutsche Telekom's new contract offers regarding competitors' access to the local loop. Also in February, the Regulatory Authority instigated abuse proceedings in respect of the conditions under which competitors may access Deutsche Telekom's leased lines. The European Union (EU) formally adopted new legal framework conditions for operations in the communications markets in mid-February. In mid-March, the Regulatory Authority decreed new rates for the shared use of local loops, to remain effective until June 30, 2003.

Deutsche Telekom AG and DaimlerChrysler Services AG have concluded the complete sale of debis Systemhaus to Deutsche Telekom. According to the agreement, Deutsche Telekom AG took over the remaining share of 49.9 percent in T-Systems ITS (formerly: debis Systemhaus GmbH) from DaimlerChrysler Services AG, following the DaimlerChrysler subsidiary's exercising of a contractually agreed sale option at January 1, 2002. The sale of the holding was completed in March 2002. After conclusion of the transaction, the company will belong fully to T-Systems, Deutsche Telekom's system solutions provider. Deutsche Telekom AG has held a 50.1 percent share in T-Systems ITS GmbH since October 2000.

In January, Deutsche Telekom and KarstadtQuelle AG agreed to combine their customer bonus points systems under the brand HappyDigits. An independent operator company has been formed for this purpose, in which Deutsche Telekom holds a 51 percent share and KarstadtQuelle 49 percent. Both Groups will participate in the scheme through their subsidiaries, such as T-Online, T-Mobile Deutschland, Karstadt, Neckermann and Quelle. Deutsche Telekom successfully launched HappyDigits onto the market back in October 2001, and KarstadtQuelle AG will start integrating their existing customer cards in the course of the second quarter of 2002.

On February 6, 2002 Deutsche Telekom and Siemens AG announced the start of the rollout of their German UMTS network. By the end of the year, technology for third generation mobile communications should have been built up in around 20 cities in Germany. All in all, T-Mobile is planning to invest more than EUR 140 million in the preparations for the UMTS sites and the necessary systems technology in 2002.

Also in February, Deutsche Telekom was informed by the Federal Cartel Office in Bonn of its final decision not to grant approval for the announced sale of the regional cable TV companies to Liberty Media Corporation. The planned sale was to cover the regional cable TV companies of Hamburg/Schleswig-Holstein/Mecklenburg-Western Pomerania, Bremen/Lower Saxony, Rhineland-Palatinate/Saarland, Berlin/ Brandenburg, Saxony/Saxony-Anhalt/Thuringia and Bavaria, including the Level 4 operator companies of Deutsche Telekom Kabel-Services GmbH (DeTeKS) in these regions and MediaServices GmbH (MSG). The Federal Cartel Office had already issued a warning of this in its preliminary assessment on January 31, 2002.

Outlook.

- Economy expected to improve
- Convergence within the four divisions
- Investments in the future
- Further revenue growth anticipated
- Improving operating result

Positive economic environment expected to continue. The outlook at the start of the year for the development of the global economy and world trade in 2002 has improved slightly. It is expected that recovery will be tangible over the course of the year. The Federal Government of Germany anticipates an annual growth rate for the global economy between 2 and 2.5 percent. We are also assuming that economic growth in Germany will regain momentum during 2002, particularly in the second half of the year. For 2002, the Federal Government anticipates growth of 0.75 percent. In line with EITO, we expect constant growth for the relevant domestic telecommunications market of at least 5 percent. This estimate is based on the particularly dynamic growth in mobile telephony and online services.

4-pillar strategy

Four divisions in converging markets. The consistent restructuring of Deutsche Telekom by the formation of the T-Com, T-Systems, T-Mobile and T-Online divisions - according to the 4-pillar strategy - has meant that the Company is optimally positioned to perform particularly well in the relevant growth and competitive environments.

Based on the strong ISDN penetration, T-Com has launched a broadband campaign with T-DSL. T-Com has adopted the role of a trendsetter in this respect, and new business models are being developed based on broadband connections. T-Systems has positioned itself in the convergence area of information technology and telecommunications (IT/TC), providing network-based e-business solutions for its global key accounts. We aim to strengthen our position internationally, for example by focusing on systematically expanding the global networks. T-Mobile's most important goals, as a transatlantic GSM mobile communications provider, include developing mobile and broadband Internet services, and consolidating and safeguarding its strong position in all core markets. In addition, we will continue the process of migrating the T-Mobile brand into the mobile communications subsidiaries with the aim of making the T-Mobile name a global brand in mobile communications. T-Online's portals are well positioned as multi-access services, and are opening up the mobile Internet sector in this way. T-Online International is adopting a pioneering role in the areas of paid content and broadband services, and is also progressively developing into an Internet media network.

Four divisions working together

Taking advantage of convergence and synergy opportunities. Convergence and synergies are the integrating elements of Deutsche Telekom's 4-pillar strategy. The fact that our four core divisions work closely together means that we are able to offer our customers an extensive product portfolio, enabling us to distinguish ourselves from our competitors.

T-Mobile and T-Online will contribute their specific know-how in respect of the future of the broadband mobile Internet, and will market this under the name "T-Mobile-online". T-Online will also further develop premium content services by creating completely new business models both via UMTS and on T-Com's T-DSL platform.

Convergence of content/media and telecommunications

Within its wide-ranging offerings, T-Systems will primarily focus on individual hosting solutions and application service provision. These will in turn form the basis for standardized products for T-Com's SME customers (small and medium-sized enterprises). T-Com and T-Mobile will work vigorously on marketing integrated fixed/mobile solutions to serve both the mass and business customer markets.

Convergence of IT/TC and fixed/mobile

Potential for large savings from the collaboration between our core divisions. Deutsche Telekom's four divisions will also work together in order to use opportunities for synergies. As one of the largest European telecommunications companies and the sole transatlantic GSM mobile communications provider, we will have considerable potential for synergies, particularly in the areas of purchasing and procurement, but also in terms of billing and production. In terms of purchasing, this potential will be reinforced by means of the lead-buyer concept by which, for example, T-Systems coordinates the entire IT purchases for the Group.

Synergy areas

Investments in the future. In 2002 investment will primarily focus on introducing and/or developing new products and also on the international subsidiaries, associated and related companies. Following the integration of VoiceStream/Powertel and HT-Hvratske telekomunikacije, the proportion of the investment in plant, property and equipment abroad will, for the first time, reach the same level as in Germany. At an international level, the expansion of existing mobile communications networks, the extension of the global transport platform and the switch to UMTS will be in the foreground of our activities. The focus of our investment activities in Germany will be in the area of broadband technology. This primarily includes the expansion of T-DSL and T-ISDN in the fixed network and the development of UMTS in mobile communications. Despite our global endeavors to develop and expand networks and products, the volume of investments is anticipated to be below the level of last year.

T-Com

The massive expansion of T-DSL will continue to be at the center of T-Com's investment in 2002. In order to satisfy the quickly growing customer demand, we need to expand the access network. The same applies to further growth in the T-ISDN segment. The rapid growth of broadband traffic in the supra-regional network demands an increase in capacity that is primarily being achieved by deploying new technologies (e.g. wavelength division multiplexing). The Central and Eastern European affiliates, which are to be assigned to T-Com from 2002 onwards, will also focus their investment activities on further expanding the networks.

T-Systems

T-Systems will focus primarily on further expanding its position as one of the leading global providers of convergence solutions. The main areas here will include, for example, IT and computing services along with the expansion of this division's international presence.

T-Mobile

In the mobile communications segment, our subsidiaries, associated and related companies will also concentrate their investments on network expansion. In the USA in particular, our investment goal is to expand the regional networks, thus achieving a greater coverage. In respect of the other countries where we provide mobile communications, the focus will be on expanding the UMTS network. Further investment goals for 2002 are to respond to increased traffic demands and improve quality.

T-Online

T-Online will continue to invest in information technology related to the Internet, with the focus on expanding the billing options and meeting the requirements of B2B. On an international level, investments will be made in Ya.com, Club Internet, *T-Online.at and* T-Online.ch.

Further growth in revenue. Last year's restructuring of the Deutsche Telekom Group created an optimal basis for us to profit from the market segments promising the strongest growth generation. In the years to come, we intend to exploit these advantages as far as possible in order to achieve further growth in revenue.

Mobile communications

The increase in subscriber numbers in 2001 leads us to expect correspondingly high revenues in mobile communications. In addition, net revenue from VoiceStream/ Powertel and RadioMobil will also be markedly higher, as both these companies will be consolidated for the first full year in 2002. The launch of new services in the non-voice area will provide additional revenue potential for all the companies.

T-Com

Throughout 2002 Deutsche Telekom will build on the successful T-DSL marketing campaign of the previous year and satisfy the existing demand for broadband Internet access. The Group's focus on the growth areas in the T.I.M.E.S. markets during the last few years will be continued with the expansion of the product range for SMEs.

On the basis of our strong market position in the fixed-network sector and due to the increasing ISDN penetration, we will primarily focus on developing convergence products using the synergy potentials available within the Group. Following the successful integration of the Eastern European affiliates into T-Com, which was part of Deutsche Telekom's internationalization strategy, realizing our targets in terms of synergies and growth is now a central activity.

T-Systems

We anticipate a clear increase in revenue in the system solutions business, largely as a result of the expansion of the computing services and systems integration areas. T-Systems is consistently projecting itself as a leading worldwide provider of convergence solutions from the IT/TC areas. The potential for revenue growth in this area is well above average.

T-Online

We also anticipate a marked growth in the Internet business during 2002. Besides the increase in access business, which stems primarily from the fact that the digital subscriber line (DSL) market is progressively being tapped, the portal business in particular is expected to make a contribution to revenue growth. The main areas here include advertising, e-commerce, paid content and paid services.

Revenue from international activities

The proportion of international revenue will increase considerably in 2002, largely as a result of VoiceStream/Powertel and HT-Hvratske telekomunikacije being fully consolidated for the first full year and also due to the continued strong organic growth of the international subsidiaries, associated and related companies.

Overall, due to the impact of these developments, we expect that net revenue in 2002 will be substantially higher than the 2001 level.

Group-wide value enhancement program

Results for the 2002 financial year. In order to increase the Group's profitability, a group-wide value enhancement program was launched in 2001, the core measures of which will form the basis for us to achieve our objectives in terms of growth and results in 2002. These measures should result in an improvement in the operating results of all divisions.

Acquisitions, integration

In the current financial year, after a high level of expenditure for acquisitions last year, we will concentrate our activities on completing existing projects and integrating our affiliates, particularly those newly acquired in 2001. Our objective here is to exploit synergies and create growth, at the same time expanding our competitive position on an international level.

Personnel costs

Amortization and depreciation

The Group's personnel costs are expected to rise slightly, primarily as a result of the shareholdings acquired. This will be countered by a reduction in personnel numbers, for example by initiatives to increase process efficiency. While amortization of UMTS licenses will remain almost unchanged, amortization of US mobile communications licenses and goodwill will rise, in particular due to the first full-year consolidation of VoiceStream/Powertel, RadioMobil and Hvratske telekomunikacije in 2002 along with the takeover of the remaining shares in T-Systems ITS (formerly: debis Systemhaus). Due to the high level of investments in network expansion in previous years (caused by sharp increases in subscriber numbers for broadband connections, mobile telephony and online business), depreciation of plant, property and equipment will continue to have a negative impact on the Group's results.

Net interest expense

Interest costs from the purchase of UMTS licenses in 2000 and the financing of company acquisitions will also have a negative impact on the Group's 2002 results. During the 2002 financial year, efforts to decrease the Company's debt will continue. This will include a package of measures, such as asset sales (e.g. real estate, streamlining of the shareholdings portfolio) and initiatives to improve cash flow (above all reducing the level of investments, releasing tied-up capital, optimizing cost structures).

Listing of T-Mobile

We are also targeting the listing of T-Mobile International AG, provided that the conditions at the stock exchange support such a move. The development of the international capital markets will determine the exact timing of the stock exchange listing.

Overall, we expect a further improvement in the Group's earnings before interest, tax, depreciation and amortization (EBITDA). Contributions to these aims will be made by the expansion of T-Mobile's business and the optimization of cost structures, the improvement of market position and increased efficiency at T-Systems. Further contributions will be made by the T-Com division concentrating on its core business at the same time as improving costs and consolidating its market position. However, negative impacts from the Group's 2001 results (particularly the high levels of depreciation, amortization and interest expense) will also have a marked effect on the Group's 2002 results.

Despite strong competition, we expect to benefit from the further growth in the national and international telecommunications markets. Our objective is to ensure that our shareholders participate appropriately in our Company's success.


System.
We integrate cultures.

000071

T-Share does not escape negative industry trend.

- Most difficult trading year since 1987
- Downward trend of share price
- Federal Republic's stake reduced

Highest and lowest prices of the T-Share in 2001 (Xetra closing prices)	**High**	**Low**
1st quarter	€ 38.88	€ 24.07
2st quarter	€ 30.30	€ 23.30
3st quarter	€ 27.56	€ 14.55
4st quarter	€ 20.50	€ 16.50

Index weightings	**as at March 6, 2002**
DAX 30	9.60 %
DJ Euro STOXX 50©	2.28 %

T-Share figures for 2001*	
Net cash provided by operating activities	€ 3.21 per share
Earnings per share (German GAAP)	€ -0.93 per share
Earnings per share (U.S. GAAP)	€ 0.14 per share
Shareholders' equity	€ 16.42 per share
Dividend proposal	€ 0.37 per share
No. of T-Shares issued (millions)	4,197.75

Market cap. at Dec. 30, 2001	**€ 81 bn**

Stock exchange listings
Germany (all stock exchanges)
New York (NYSE)
Tokyo (TSE)

*Calculated on the basis of more precise million figures.

A difficult trading year

Development of stock indices. The 2001 financial year turned out to be the most difficult trading year on the capital market since 1987, both on a national and international level. The general downward market trend that began to impact on stock exchange listings in March 2000 showed no sign of a sustained let-up in 2001, particularly among shares in the telecommunications, media and technology sectors. A gradual slowdown in economic activity both in the USA and in Europe, poor performance in several high-tech sectors and, finally, the aftermath of the September 11 terrorist attacks made for difficult trading conditions, particularly among high-tech shares. Deutsche Telekom was not immune to the general negative trend. The T-Share dropped 38.3 percent during 2001, while the DAX, Euro STOXX 50 and Nasdaq Composite indices fell between 15 and 18 percent.

Germany's top-30 blue chip stock index, DAX 30, posted a loss of 17.9 percent year-end to year-end. Having opened at 6,289 points, this pivotal German index peaked at 6,795 points on January 31 and closed at 5,160 points. Closing the year at 1,950 points, the US technology index, Nasdaq, fell 14.9 percent from its opening level of 2,291 points. The Euro STOXX 50 closed at 3,806 points, down 19 percent on its 2000 year-end level (4,701 points). Closing at 477 points, the Euro STOXX Telecommunications Index posted a 27 percent drop (from 655 points at the beginning of the year). All of these indices – the T-Share included – reached their year-high in January before succumbing to the persistent downward trend, which showed no sustained signs of a turnaround during the remainder of the year.

DAX

Nasdaq

Euro STOXX

T-Share as compared to DAX, Euro STOXX 50, Euro STOXX Telcos and Nasdaq in 2001


Deutsche Telekom
DAX
Euro STOXX 50
Euro STOXX Telcos
Nasdaq comp.
120
100
80
60
40
Jan.
Feb.
Mar.
April
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec. 18, 01

T-Share performance. The T-Share opened on January 2, 2001 at EUR 31.30 on Xetra, Germany's electronic stock exchange, and peaked at EUR 38.88 on January 19. At EUR 14.55, the T-Share recorded its year-low on September 11. Over the course of the year, we saw our share plummet by 38.3 percent to close at EUR 19.30. The T-Share price remained stable for two months following completion of the VoiceStream/Powertel acquisition in June 2001, even out-performing the industry average despite the fact that more than 500 million of the 1.17 billion T-Shares issued through the acquisition were not subject to a lock-up period and were thus free to make their way onto the market. After more than two months of sustained stability, the unforeseen block sale of approximately 44 million T-Shares in August 2001 provoked uncertainty among capital market investors. In the wake of this sale, we saw our share plummet to below the EUR 20 mark.

Share price trend

VoiceStream/ Powertel acquisition

000073

T-Share as compared to international telecommunications companies in 2001


■ Deutsche Telekom ■ France Télécom ■ British Telecom ■ Telefónica ■ Telecom Italia ■ KPN
120
100
80
60
40
Jan.
Feb.
Mar.
April
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec. 18, 01

As a result of the terrorist attacks, which sent the entire international capital market into disarray, the T-Share recorded a year-low of EUR 14.55 on September 11, 2001. While the T-Share picked up in the subsequent phase, the DAX index continued to fall, recording its year-low of 3,787 points on September 21. By the end of the year, the T-Share had increased 28 percent on its year-low of EUR 14.55. Neither the expiration of the last lock-up period for former VoiceStream/Powertel major shareholders on December 1 nor the news that the Company's land portfolio evaluation had been completed had a significant impact on the T-Share, which remained stable. The T-Share even managed to gain in value following the announcement, albeit only slightly.

Market capitalization

Deutsche Telekom's market capitalization slacked off hand in hand with the downward share price trend. Including the 1,168 billion new T-Shares issued in May 2001 in line with the acquisition of VoiceStream/Powertel, market capitalization for the Company totaled EUR 81 billion at the end of the year under review. In contrast, market capitalization totaled EUR 97 billion at the close of 2000 based on the lower number of shares in circulation (3.03 billion).

In 2001, a total of 4.3 billion T-Shares were traded on German stock exchanges. Pending completion of the VoiceStream/Powertel acquisition, an average of 14 million shares were traded a day. Without exerting any considerable downward pressure on the share price, this volume increased to approximately 19.2 million shares a day in the second half of the year. This was fuelled by the flowback of shares stemming from sales by former VoiceStream shareholders.

Trading volume

The total trading volume on the New York Stock Exchange exceeded 733 million shares with a daily average of approximately 3 million Deutsche Telekom ADRs. The trading volume on the Tokyo Stock Exchange amounted to 1.5 million shares, with almost 6,000 shares traded daily.

T-Share as compared to DAX, Euro STOXX and Nasdaq, 1996-2001


Deutsche Telekom
DAX
Euro STOXX
Nasdaq
500
400
300
200
100
0
Nov. 1996
July 1997
Jan. 1998
July 1998
Jan. 1999
July 1999
Jan. 2000
July 2000
Jan. 2001
July 2001
Nov. 2001

T-Share as an investment vehicle. In view of the unfavorable market conditions and the sharp decline in the T-Share price, T-Share shareholders realized a negative return on their invested capital over the year. Private investors with long-term goals, however, who participated in the Company's IPO in 1996 and took full advantage of the preferential terms on the purchase of 300 T-Shares, realized a return (based on DAX calculations) of almost 60 percent on the EUR 4,295 originally invested. This appreciation is based on the share price at the end of 2001, entitlement to loyalty shares and dividends received. An equal investment in a DAX securities deposit account would have yielded 86 percent appreciation. Investors who purchased T-Shares issued in 1999 and 2000 and held on to their shares realized a negative return on investment.

Performance

Shareholder structure. The Company's share capital was increased by approximately 1.17 billion shares at the end of May 2001 to finance the acquisition of the American mobile communications providers, VoiceStream/Powertel. As a result, the Federal Republic's stake in the Company, including the KfW's stake (Kreditanstalt für Wiederaufbau), fell below the 50 percent mark (down from approximately 60 percent to 43 percent). Deutsche Telekom's widely held shares thus accounted for 57 percent of the Company's share capital at year-end. This percentage will have a significant impact on key index weightings.

Reduction of the Federal Republic's stake

Shareholder structure
as of December 31, 2001


Federal Republic 31 %
KfW 12 %
Institutional investors 37 %
Private investors 20 %

Geographical distribution of widely held shares
as of December 31, 2001



USA/Canada 26%
Asia 9%
Germany 34%
Rest of Europe 31%

Loyalty shares. On December 31, 2001, the lock-up period for the KfW loyalty share program expired to the benefit of private investors in Europe, the USA, Canada and Japan, who had subscribed to the KfW share placement in June 2000 within the specified time restrictions. In total, KfW issued around 11.6 million loyalty shares at a ratio of one loyalty share for every ten shares acquired.

Open dialog with investors

Investor relations. Deutsche Telekom is committed to open, transparent dialog that is tailored to the specific needs of individual capital market players. In addition to the timely publication of quarterly, mid-year and year-end reports, we held analysts' meetings for institutional investors and analysts on the occasions of these reports. We also held our annual analysts' meeting at CeBIT in Hanover. Our investor relations program includes road shows at the most important financial centers in the world. Seven road shows in Germany, Europe, the USA and Japan during the year kept institutional investors and bond holders abreast of business developments and our corporate strategy. In addition, Deutsche Telekom representatives were again present at major international investor conferences. Targeted predominantly at private investors, our T-Share forum (Forum T-Aktie or FTA for short) provides all the latest news and information. Our FTA call center can be contacted weekdays from 8 a.m. to 8 p.m. at the German freephone number 0800 330 2100 or by fax at 0800 330 1100.

T-Share forum

The steady rise in the number of hits on our Investor Relations site emphasizes the importance of the Internet for our shareholders. In order to afford our shareholders the highest possible level of transparency, Deutsche Telekom is continuously expanding the scope of its online content.

Motions to the shareholders' meeting

Shareholders' meeting. We are also expanding our AGM-related services. Since 2000, our shareholders have been able to send motions to the annual general meeting to our employees via the Internet. We took this a step further in 2001 and offered our shareholders the possibility of changing proxies granted up until the closing date for registration (May 26) and to order their passes for the AGM online. Our next step is to afford our shareholders at this year's AGM the option of changing their vote online as often as they like pending commencement of voting.



Success.

We're all trendsetters now.

J000078

T-Com. Innovation paves the way for multimedia communication.

- 41 million residential and small business customers and 420,000 SMEs
- Aggressive T-DSL marketing strategy taps mass market for broadband communications
- Systematic upgrading of subscriber lines increases revenue and customer loyalty
- Sustained growth for T-ISDN

T-Com
(millions of €)

	2001	2000	Difference
Total revenue	26,085	27,611	(1,526)
Income before taxes	3,244	4,373	(1,129)
EBITDA (adjusted)*	8,026	8,528	(502)
Employees	117,655	121,514	(3,859)

*For important information about adjusted EBITDA see the section on "Reconciliation to pro forma figures" on pages 114 ff.

Focus on customers

Market development

The T-Com division serves the majority of Deutsche Telekom's customers. By the end of the 2001 financial year, a total of approximately 41 million residential and small business customers as well as approximately 420,000 small and medium-sized enterprises (SMEs) were using T-Com products and services. The tough battle for market share in the telecommunications business is generally waged on the price front. This has led to considerable price reductions for telecom services in recent years. As the market leader, Deutsche Telekom was again subject to asymmetric regulatory restrictions during the 2001 financial year. One of the consequences was that T-Com had to submit new rates to the Regulatory Authority for Telecommunications and Posts for approval.

Strategy

Setting the pace with customer-oriented innovation. With some 117,000 employees, T-Com set the pace of innovation in the highly competitive German telecommunications market through its customer-focused strategy. At the same time, this strategic pillar of the Deutsche Telekom Group used the expansion and customer-oriented bundling of its product range to further develop key market shares and promote long-term customer loyalty. Activities targeted at residential customers focused on marketing broadband T-DSL to upgrade conventional telephone connections into broadband gateways. In the business customer field, T-Com's activities were concentrated on developing the broadband market and providing segment-specific services and solutions.

Profitable operations despite fierce competition. In spite of stiff competition, T-Com managed to maintain profitable operations in its fixed-network activities during the year under review. This was achieved by concentrating on enlarging existing markets and developing new lines of business. The upgrading of subscriber lines was a key success factor. Nevertheless, sales dropped from EUR 27.6 billion in 2000 to EUR 26.1 billion in the year under review due to increased competition for national, regional and city/local calls and the partial sale of cable activities.

More competition in the field of subscriber lines

T-Com generated an EBITDA of EUR 8.8 billion in the 2001 financial year, down 23 percent on the previous year's figure. This drop is mainly attributable to the falling sales volumes and the sale of the North-Rhine Westphalia and Hesse cable companies.

Number of T-DSL contracts sold
(millions)


2.0
1.0
0.0
2.2
0.6
1999
2000
2001
2.9 thousand

Unprecedented T-DSL broadband campaign paves the way for new Internet applications. We stepped up our marketing activities targeting broadband T-DSL connections for residential and small business customers through our MVC unit (Marketing and Sales to Consumers). We thus succeeded in increasing our marketed T-DSL base by 250 percent to 2.2 million lines by year end. As the figures indicate, Deutsche Telekom has successfully tapped the mass market for broadband communications and is now positioned as one of the world's leading providers of high-speed Internet access.

Success story

One of the biggest factors contributing to the success of T-DSL was the creation of all-inclusive offers for Deutsche Telekom customers, bundling the convenience of T-ISDN for telephony with the fast Internet access of T-DSL. T-DSL can also be used with analog T-Net subscriber lines.

All-inclusive T-ISDN and T-DSL offers

By capturing the broadband market, T-Com has further increased the appeal of its service portfolio. What is more, the successful T-DSL campaign has laid the groundwork for the profitable marketing of multimedia information and entertainment services on the Internet.

Outlook

In 2002, T-Com will further intensify its T-DSL marketing activities. Measures will include faster transmission speeds. T-Com will offer T-DSL via satellite from May 2002. This is aimed at customers who, for technical reasons, cannot be directly connected to T-DSL via the fixed network.

T-ISDN – the boom continues. The rapid growth of T-ISDN was sustained during the period under review. The decision to bundle T-ISDN with T-DSL proved to be one of the main growth drivers. At the end of 2001, the number of T-ISDN channels used by Deutsche Telekom customers had risen to 20.4 million. Compared with the end of 2000, this represented an increase of 18 percent. This means that we remain firmly positioned as one of the world's leading ISDN providers.

Among world leaders

Number of T-ISDN channels in operation
(millions)


25
20
15
10
5
0
7.3
10.1
13.3
17.3
20.4
1997
1998
1999
2000
2001

Innovative rate options gave added momentum to T-ISDN, helping also to lay a solid foundation for lasting customer relationships. More than 1.6 million customers were using the T-Com top product T-ISDN XXL by the end of 2001.

AktivPlus

Even more impressive, however, was the success of our AktivPlus marketing campaign. 8.4 million customers had subscribed to this calling plan by December 31, 2001.

Number of subscribers to the AktivPlus calling plan (in operation)
(millions)


10
8
6
4
2
0
0.8
4.3
8.4
1999
2000
2001

000081

During the year under review, AktivPlus was extended from competitive rates on local/city and national long-distance calls as well as on calls to mobile networks to include international calls to the CIS countries Belarus, Russia and Ukraine. This move underpins T-Com's ethnomarketing strategy, which also targets Turkish people living in Germany.

SMS (Short Message Service) – upswing also in the fixed network. Fixed and mobile communications networks are increasingly converging. In 2001, T-Com was among the main pioneers of this trend. With "SMS im Festnetz" (fixed-network SMS) available since mid 2001, we were the first fixed-network provider to offer our customers the option of sending short text messages within the fixed network and to T-Mobile users.

Convergence

Focus on SMEs. T-Com's MVB unit (Marketing and Sales to Businesses) serves 420,000 small and medium-sized enterprises. The solution offering has been tailored to accommodate the four core processes of enterprises in this sector: generating new business through the Internet; increasing customer loyalty through the use of telecommunications technology; optimizing internal processes by improving the internal flow of information; and strengthening relationships with business partners through industry-specific telecommunications platforms and fast Internet access.

Portfolio

Customized broadband packages for SMEs. BusinessOnline, for example, has been tailored to the needs of SMEs. This is an Internet access package based on T-ISDN and T-DSL with a speed of 1.5 megabits per second downstream.

Business Online

With T-InterConnect dsl, T-Com offers SMEs Internet connections with access speeds of up to 6 megabits per second. In April 2001, T-Com introduced the T-InterConnect dsl flat-rate package for unlimited Internet usage.

T-InterConnect dsl

Pioneering solutions for SMEs. T-Com realized numerous customized telecommunications solutions in 2001. One of these was the creation of a vertical marketplace for utilities and waste management, www.utility-gate.de, for M-Exchange AG, a subsidiary of WV Energie AG. Ongoing expansion of T-Com's range of products and solutions focuses largely on the marketing of turn-key local area networks with T-LAN. By bundling this offering with desktop service solutions, our MVB unit is in a position to professionally manage customers' entire IT infrastructures. Another field rapidly gaining in importance is that of security solutions to protect sensitive information. Deutsche Telekom is already positioned as one of the leading providers in this area with its TeleSec offering.

T-LAN

TeleSec

SMEs go online. T-Com's SME major Internet initiative accelerated the deployment of Internet and telecommunications technologies among SMEs. As part of this campaign, T-Com initiated two competitions and awarded prizes for cutting-edge Internet concepts to companies from different industries.

Strong position in the global carrier market. T-Com's Carrier Services unit serves national and international network operators and licensed service providers. Despite ongoing consolidation in the telecommunications market and rate reductions in the interconnection segment and in the field of access to the subscriber line due to regulatory intervention, we managed to increase sales in the national carrier business. This was fuelled primarily by the sharp rise in Internet traffic minutes routed through Deutsche Telekom's network to the Internet gateways of our carrier customers and the increased demand among competitors for upstream services around the access network.

Telekom Global Net

In the international arena, T-Com managed to consolidate its market position through the expansion of Telekom Global Net (TGN), a global infrastructure set to evolve into a worldwide sales network, and by reinforcing existing bilateral relationships. This is reflected in an 8 percent increase in traffic volume compared with the previous year. In 2001, well over 400 carrier partners around the world were connected to the global Deutsche Telekom network, which currently serves customers in 40 countries.

The operating results of Carrier Services' international activities were consolidated in T-Com in the year under review. National and international activities were assigned to T-Com and T-Systems respectively at the beginning of 2002.

T-Sinus-Pad

T-Sinus 710K

T-Octopus Open

Innovative terminals for new applications. T-Com's innovative strategy extended also to terminal equipment. The T-Sinus-Pad, a mobile surfing station with a large color monitor for rapid, wireless Internet access via T-ISDN or T-DSL, went on sale in June of the year under review. In July 2001, Deutsche Telekom presented the T-Sinus 710K – the first telephone in Germany that can send, receive and save SMS text messages. In the fall, a new generation of communications systems for professional users was introduced with the T-Octopus Open. These systems link voice and data communications using voice-over-IP technology. Equally innovative is the range of wireless LAN devices for mobile networking.

T-Punkt shops

Megastores

T-Punkt Business

T-Punkt thrives. T-Punkt shops are assuming an increasingly strategic role in driving sales of Deutsche Telekom products and services to the mass market and small business customers. For example, up to 30 percent of all fixed-network services are sold through these Telekom stores. In 2001, we reorganized T-Punkt shops to further increase their sales efficiency. By the end of the year, more than 300 T-Punkt shops sporting the new design had opened their doors to the public. We also raised the number of megastores in prominent inner-city locations to 16. T-Punkt Business shops are targeted at small business customers, offering an extensive consulting service in particular. Of the approximately 130 business outlets planned, we had opened 68 by the end of 2001. Reorganization of the T-Punkt retail network will be largely completed in 2002. With over 500 outlets, it will then be positioned as one of the largest branch-office organizations in the German telecommunications market.

In addition to our own retail organization, we also distribute products through our sales partners.

Expanding for future markets. T-Com is systematically expanding its network infrastructure to meet the complex multimedia demands of today's communication society. In order to perfectly harmonize sales activities and network expansion, responsibility for the national network infrastructure was assigned to Deutsche Telekom's CS (T-Com/T-Systems) management board department. The merger of network infrastructure and service within T-Com paves the way for even greater synergies in the future.

Innovative infrastructure

In 2001, the number of installed T-DSL lines was raised to three million, thus meeting increasing demands for high-speed Internet access. As many as 400,000 lines were installed every month, a figure that is superior in comparsion to similar figures for providers in other countries.

Deutsche Telekom also continued to increase capacity in its transport network, both for optical-fiber and electronic communications. In 2001 for example, the flexible, highly available backbone network (WDM and SDH) was further extended and modernized. Deutsche Telekom leverages this network to offer high-performance services.

Transport network expansion

In order to keep up with the sharp rise in Internet traffic, Deutsche Telekom completed its IP2 (next-generation Internet) platform in 2001. This function-rich, high-performance Internet platform is designed to meet the throughput needs of T-DSL products and those of demanding, Internet-enabled customer network solutions.

High-performance Internet platform

Security is key. In our Network Security Center in Darmstadt, our security experts investigate network components and technologies for susceptibility to unauthorized use, develop and implement concepts to protect networks against unauthorized external access, and coordinate security activities in Deutsche Telekom's local offices. The center also holds security training sessions and seminars. It installed a manipulation detection facility based on an extended monitoring system. This facility enables the early implementation of countermeasures.

Comprehensive security meansures

Harmonizing service delivery. T-Service is positioned as a telecommunications and IT service provider. With a broad portfolio including installation, (remote) maintenance, repair, hotline support, software installation, training and network management, it offers a one-stop service point for its customers. T-Service has created a mutually complementary service range by harmonizing the service levels for subscriber lines, terminals, PABXs and data communications products. With Compact Service and Comfort Service, customers can thus rely on uniform service parameters.

Compact Service and Comfort Service

Full-line support for SMEs. Customized service and support is one of the core components of Deutsche Telekom's offering. This is especially true for our business customers. In the year under review, T-Service laid the groundwork for full-line support of SMEs by integrating the customer service for telecommunications and information technologies. Our goal is to offer these customers a comprehensive service extending from project planning through to the operation of complex telecommunications solutions.

Integrated service strategy

HappyDigits means happy customers. Since October 2001, customers have been able to collect bonus points when buying and using any Deutsche Telekom products or services and then exchange these for attractive gifts. More partner companies will join the program in the near future.


Know-how.
We take it to the limit.

0000085

T-Systems. Joining forces for sustained growth in the convergence market.

- Second-largest system solutions provider in Europe
- Marked revenue increase among named accounts
- Extended worldwide presence for global corporate customers
- Pioneering e-business customer projects

T-Systems
(millions of €)

	2001	2000	Difference
Total revenue	13,788	10,666	3,102
Income before taxes	(289)	2,498	(2,787)
EBITDA (adjusted)*	1,024	520	504
Employees	41,528	23,695	17,833

*For important information about adjusted EBITDA see the section on "Reconciliation to pro forma figures" on pages 114 ff.

Market development

The market is characterized by increasing convergence across information and telecommunications technologies and the globalization of IT applications. These trends are driven in particular by large corporate customers. Studies conducted by market research companies predict that the demand for e-business and convergence solutions will increase significantly over the coming years. During the 2001 financial year, EUR 80 billion was invested in these types of solutions worldwide and this market is expected to grow to some EUR 250 billion by 2004. Based on growth predictions of between 40 and 60 percent, the convergence business in particular is set to evolve into a strategic revenue engine on the IT and telecommunications markets over the coming years.

Integrated solutions for the corporate segment. In February 2001, T-Systems International GmbH started marketing its services. The company offers single-source traditional IT and telecom services as well as integrated IT and telecom solutions to large corporate customers worldwide. T-Systems' strategy focuses on the convergence of technologies, products, services and networks, thus driving the evolution of e-business system solutions.

Strategy

T-Systems caters to national and international Deutsche Telekom named accounts. During the period under review, the company served around 1,400 named accounts from different branches of trade and industry and various public institutions, plus approximately 730 customers from media and broadcasting.

Focus on customers

T-Systems International was established by merging various Deutsche Telekom subsidiaries and group business units (such as DeTeSystem, DeTeCSM, T-Nova, Data Communications and MediaBroadcast) with T-Systems ITS GmbH (Information Technology Services), formerly debis Systemhaus (dSH). Both T-Systems International (50.1 percent) and DaimlerChrysler Services AG (49.9 percent) had shareholdings in T-Systems ITS during the year under review. On January 1, 2002 DaimlerChrysler Services exercised its sales option on its T-Systems ITS shares. At the end of the first quarter of 2002, T-Systems had acquired all shares in T-Systems ITS.

Shareholdings in T-Systems

Leveraging its comprehensive portfolio, T-Systems' solutions extend across the entire value chain. The company is thus ideally positioned to capitalize on the above-average growth in the system solutions sector. The merger process has also paved the way for significant synergy effects in areas such as procurement or IT services. Efficiencies have also been realized through consolidation of data processing centers.

Synergy

In addition to large corporate customers, T-Systems also addresses small and medium-sized enterprises (SMEs) on both domestic and foreign markets. Services and solutions targeted at this group are generally sold through T-Com. T-Systems checks the potential of solutions created for named accounts on the SME market, developing standard offers for targeted sales via T-Com if appropriate. The synergy effects of this collaboration work consistently to the benefit of both divisions.

Cooperation with T-Com

Revenue up for second-largest systems house in Europe. With around 41,000 employees (as of December 31, 2001) and total revenue of EUR 13.8 billion in 2001, T-Systems is positioned as the second-largest system solutions provider in Europe. Revenue was up EUR 3.1 billion in comparison with the previous year. EBIDTA for 2001 was recorded at EUR 1.0 billion. EBITDA for the 2000 financial year included the earnings that accrued to Deutsche Telekom from the sale of its shareholding in Global One. If this is discounted as a one-off item, EBITDA in 2001 improved 97 percent compared with the previous year's figure.

Increase in revenue

New organizational structure

Customer-focused reorganization. T-Systems' strategy focuses on convergence solutions that integrate information and telecom technologies. In addition to standardized and customized solutions, T-Systems specializes in outsourced Internet and IT services as well as mobile business applications. To optimize service delivery, T-Systems restructured its organization during the year under review according to business and service lines.

T-Systems business model


Consulting
Business Lines
Service Lines
Systems Integration
Computing Services/Desktop Services
Hosting & ASP Services
Network Services
Financial Services
Manufacturing Industry
Public & Healthcare
Retail & Distribution
Telecommunications
Travel & Transport
Media Broadcast
Global Computing Factory
Global Network Factory
Convergence solutions
Sector-specific IT, telecom and convergence solutions

Customized end-to-end solutions

Business lines – industry know-how combined with solution expertise. The main function of these industry-oriented business lines is to develop end-to-end solutions to support customer business processes. Employees are thoroughly familiar with the requirements and processes of the individual industry and bring valuable experience to the table to help ensure the success of convergence projects. T-Systems has established seven different business lines: Financial Services, Manufacturing Industry, Public & Healthcare, Retail & Distribution, Telecommunications, Travel & Transport, Media Broadcast. With customers such as DaimlerChrysler and Deutsche Telekom, Manufacturing Industry and Telecommunications are the business lines generating the highest revenue levels within T-Systems.

The Manufacturing Industry business line serves prominent industrial conglomerates with a global operating base. For example, T-Systems implemented an innovative simultaneous engineering application for DaimlerChrysler AG during 2001. This solution enables engineers at 22 different locations in six countries to collaboratively design vehicles and vehicle parts. Manufacturing industry

The Telecommunications business line has a global customer base. On behalf of customers in this sector, for example, T-Systems manages the billing processes for 32 million mobile subscribers in six countries. Telecommunications

Service lines – innovation combined with technical expertise. T-Systems' service lines are responsible for product innovation, as well as for the production and distribution of solution modules. The business lines then bundle these modules into project-specific applications. While business and service lines cooperate closely in planning and implementing customer projects, each line is responsible for its own operating results. Responsibility

The service lines are managed by two different T-Systems board departments, IT Services and TC (telecom) Services. IT Services include the service lines Systems Integration and Computing & Desktop Services, as well as the Global Computing Factory, Europe's largest data center network. Services provided by T-Systems' 37 data processing centers included systems operation and user support for some 211,000 internal and external SAP workstations in the year under review. The Global Network Factory, a unit within TC Services, runs an efficient international infrastructure. This provides an ideal platform for customer applications and is constantly being enhanced by T-Systems. Global Computing Factory Global Network Factory

Worldwide service for international customers. Most of T-Systems' customers are active in international markets. These customers demand standardized products and services worldwide. In order to meet these needs, T-Systems launched major initiatives to strengthen its global presence in 2001. During the course of the year, the brand name T-Systems was gradually introduced in foreign markets. With more than 10,000 employees in 23 countries other than Germany, T-Systems successfully consolidated its international presence in the year under review.

Given its economic importance and market potential, Europe is positioned as a key region for T-Systems. Accordingly, T-Systems has established a strong presence in France, Italy, Spain, Austria and Switzerland, in particular. The company is committed to systematically expanding its position in these core countries. Building on these established markets, T-Systems prepares to further extend its international reach. Concrete measures include the launch of T-Systems in Japan and Hong Kong in 2002. Activities on strategic markets such as the UK and USA will also be stepped up. In 2001, the company already opened a high-performance data processing center in Chicago, for example. International strategy Outlook

Global networks. During the year under review, Deutsche Telekom entrusted international networks and services (Telekom Global Services, TGS) to T-Systems. The Board of Management at Deutsche Telekom also decided to transfer the international carrier services business to T-Systems by early 2002.

Leveraging global network infrastructures, the company is in a position to offer corporate customers end-to-end voice and data solutions across national borders. A global infrastructure also means that T-Systems has the opportunity to direct telecommunications traffic from other network operators and service providers through T-Systems' own networks, thus generating additional value in the carrier services business.

Worldwide network rollout

In the 2001 financial year, the rollout of Deutsche Telekom's worldwide network made further progress, thus laying the groundwork for a truly global network infrastructure. The worldwide network currently serves customers in 40 countries.

Customer projects

Pioneering convergence solutions. The Deutsche Telekom Group division T-Systems established itself as a high-caliber provider of convergence solutions in 2001. Numerous projects for major customers bear testimony to the company's success in this area. For example, T-Systems built an information network which integrates 351 partner companies in North America for the American truck manufacturer Freightliner. All dealers connected to the system have online access to the latest product and service information for every truck model. T-Systems not only operates the Freightliner dealer network, it also looks after the customer's existing IT infrastructure and PC network.

In 2001, T-Systems completed a high-performance administration network for the state of Baden-Württemberg in Germany. More than 65,000 users in over 1,400 regional government offices are connected to the state-wide communications infrastructure. T-Systems also operates the network. The Baden-Württemberg administration network supports e-services for citizens such as online tax returns and information services (e.g. an electronic land register).

During the 2001 financial year, T-Systems built an international communications platform for BP, a major petroleum and petrochemicals group. This platform uses Internet Protocol (IP) technology to network BP gas stations with company headquarters. More than 1,400 gas stations in Germany and Austria already use this platform to access BP's central merchandise information system over the Internet. Internet-enabled communication supports large-scale automation of ordering, logistics, inventory management and invoicing processes. BP is thus in a position to greatly improve the quality of shopping services in its gas stations.

Security in focus. T-Systems' customers increasingly use information and telecommunications technologies to support their business processes. Due to the strategic importance of these technologies, security has evolved into a crucial success factor in the deployment of IT and telecom solutions in both private industry and public administration. Security solutions are an integral part of the T-Systems range of services. During the year under review, the company bundled the collective competence and technical know-how of its relevant business units (T-TeleSec, debis IT Security Services and T-Systems Nova) to offer customers an extensive security portfolio. T-Systems advises customers on security measures, evaluates and certifies existing systems, and offers data authentication and encryption as well as electronic signatures. The company also offers business continuance services to ensure uninterrupted availability in the event of a disaster. In the 2001 financial year for example, T-Systems provided an innovative security solution for British American Tobacco (Hamburg International) GmbH that guarantees reliable operation of data processing centers and secure data access for BAT employees.

Comprehensive security portfolio


Future.
We're tuned in to it.

T-Mobile. Global player in tomorrow's mobile communications market.

- Revenue increased by 41 percent to EUR 14.6 billion in 2001
- Brand migration of fully owned T-Mobile subsidiaries launched
- Internationalization of mobile communications holding continues
- Cooperation agreements to build and operate UMTS networks

T-Mobile
(millions of €)

	2001	2000	Difference
Total revenue	14,637	10,356	4,281
Income before taxes	(6,399)	(2,350)	(4,049)
EBITDA (adjusted)*	3,137	1,406	1,731
Employees	30,124	16,757	13,367

*For important information about adjusted EBITDA see the section on "Reconciliation to pro forma figures" on pages 114 ff.

Bundling of mobile communications activities

The T-Mobile segment integrates Deutsche Telekom's core mobile communications activities in Europe and the USA. T-Mobile International is the sole shareholder of network operators in Germany (T-Mobile Deutschland), the United Kingdom (One 2 One, soon to become T-Mobile UK), Austria (T-Mobile Austria, formerly max.mobil.) and the USA (VoiceStream, soon to become T-Mobile USA). Deutsche Telekom's mobile communications holding also has a majority stake in the Czech mobile communications company, RadioMobil. In addition, T-Mobile International has investments in mobile operators in the Netherlands, Russia, Canada and Poland as well as in Hungary, Slovakia, Croatia, the Ukraine and Southeast Asia, to name the most important. Thanks to this portfolio of direct and indirect shareholdings, Deutsche Telekom is active in a total of 19 mobile communications markets.

Market development

UMTS

In the more saturated markets of Europe, activities focus on building loyalty and acquiring new customers. Cost management and efficiency are also becoming increasingly important in these markets. This applies in particular, for example, to activities aimed at building and operating UMTS (Universal Mobile Telecommunications System), the third-generation mobile communications network. A different scenario is evident in the USA, however, where we have yet to experience a surge in growth in the digital mobile communications market. Thanks to the acquisition of VoiceStream/Powertel, Deutsche Telekom now has a strong foothold in the US market.

In the 2001 financial year, T-Mobile International AG focused on expanding its organizational structure, developing its first international products and stepping up the internationalization strategy of the holding company. In June 2001, the Supervisory Board of the holding company approved a new organizational structure and appointed additional board members. A brand migration initiative was launched with the objective of establishing T-Mobile as a global brand for mobile communications. The German subsidiary T-Mobil was the first to change its name on February 1, 2002 (to T-Mobile Deutschland GmbH), followed by max.mobil. which was renamed in the same month (to T-Mobile Austria).

Strategy

Global brand

At the end of the year under review, Deutsche Telekom's mobile subsidiaries (both minority and majority shareholdings) served some 66.9 million customers worldwide (compared with around 42.1 million at the end of 2000). The mobile communications segment of the Deutsche Telekom Group posted revenue of approximately EUR 13 billion, representing around 27 percent of total group revenue. In 2000, mobile communications revenue totaled EUR 9 billion (approximately 22 percent of total group revenue).

Growth

Total subscribers of fully consolidated mobile communications subsidaries and total subsribers of other mobile communications subsidaries
(millions)


60
50
40
30
20
10
0
3.8
5.8
20.3
42.1
66.9
1997
1998
1999
2000
2001

International mobility. In August 2001, T-Mobile International launched WorldClass, their first international product. This transatlantic roaming service enables customers of T-Mobile Deutschland, for example, to make calls to over 20 European countries and the USA at transparent, cost-effective rates. Calls routed through more than 20 T-Mobile partner networks in WorldClass countries (all major European countries and the USA) are charged at the same rate per minute.

Transatlantic roaming rates

Mobile online services

What is more, the company provides T-Mobile online services in a number of different countries. T-Motion plc, a joint venture between T-Mobile International (60 percent) and T-Online International (40 percent), provides these services to the consumer market. T-Mobile online services are delivered to WAP-enabled devices in three European countries (Germany, United Kingdom and Austria), thus reaching approximately 36 million T-Mobile customers in Europe at year-end 2001. Generic online content is supplied free of charge. The user simply pays the standard call charges levied by the network operator. Since August 2001, financial information, sports news, games and entertainment content have been available through the Maxi packet offer. A monthly fee is charged for this premium service.

Mobile Business Solutions

Our Mobile Business Solutions unit offers a range of global business solutions for efficient voice and data communications. Leveraging new mobile communications technologies, such as GPRS (General Packet Radio Service) and WAP (Wireless Application Protocol), these innovative services enable business travelers to access important data on their corporate network, for example.

T-Mobile subsidiaries are working closely together in the development of further international products and services.

Growth

Leadership position reclaimed. T-Mobile Deutschland reclaimed leadership of the German mobile communications market in 2001. At the end of 2001, T-Mobile Deutschland, the largest of the T-Mobile International subsidiaries, boasted a market share of over 41 percent and a subscriber base of around 23.1 million (compared with 19.1 million the previous year).

Paving the way

GPRS

UMTS

Field trials

In 2001, T-Mobile Deutschland (then still T-Mobil) paved the way for the mobile multimedia landscape of the future. In the spring, the company was one of the first global network operators to start marketing GPRS. In June, T-Mobile and max.mobil., in collaboration with Siemens, pioneered voice communication between third-generation UMTS cellphones in Munich and Vienna. The first packet-switched transmissions were sent in late November via the test network in Munich. In this trial, a transmission rate of 384 kilobits per second was achieved, six times the speed of ISDN. These successful field trials are an important milestone in the roadmap for building and operating a high-performance UMTS infrastructure. This infrastructure will ultimately be the spring-board for innovative, customer-oriented voice and data services in the mobile communications market of tomorrow.

Strong foothold in US market. On May 31, 2001, Deutsche Telekom completed its acquisition of the US mobile communications companies Powertel Inc. and VoiceStream Wireless. Deutsche Telekom then transferred its shares in these companies to T-Mobile International and offers mobile services under the VoiceStream brand. The acquisition made T-Mobile International the first transatlantic GSM mobile communications operator in the world. By the end of 2001, licenses held by T-Mobile and its associated companies covered a population of some 270 million in the USA alone. VoiceStream boasted a subscriber base of 7 million at the end of the year under review, representing an increase of 2.2 million on the previous year.

First transatlantic GSM operator

Increase in subscriber base

With its nationwide presence, VoiceStream is the leading GSM operator in the USA. Through iStream, the company offers a nationwide service based on the GPRS standard.

Nationwide GPRS service

New goals in the UK. In 2001, our British subsidiary One 2 One (to become T-Mobile UK) launched an initiative to reorganize its business activities. The objective of this initiative is to strengthen and expand the company's presence in the highly competitive British telecommunications market.

Reorientation

As part of this initiative, One 2 One Retail Ltd. was established in October 2001. This company controls all sales activities. All of One 2 One's fully owned retail outlets, including the company's PocketPhone Shop chain, were renamed One 2 One when the company was founded.

Sales activities

The subscriber base rose by 2.1 million new customers to 10.4 million at the end of 2001 (8.3 million at the end of 2000). In the fourth quarter, a net increase of 493,000 customers and a market share of 21 percent were recorded.

Increase in subscriber base

Capitalizing on group synergies in Austria. With a customer base of 2.1 million and a market share of 34 percent at the end of 2001, T-Mobile Austria (formerly max.mobil.) maintained its strong position on the Austrian market.

Strong market position

2001 was a year of close collaboration with other T-Mobile group companies for T-Mobile Austria. A handover agreement with T-Mobile Deutschland, for example, has offered customers along the entire German/Austrian border the option of seamless cross-border calls since July 2001.

T-Mobile Future House

UMTS showcase

T-Mobile Austria also established an international product development center in Vienna for mobile data services in July 2001. The center focuses on developing PDA-compatible (Personal Digital Assistant) services and applications for T-Mobile *online. T-Mobile Austria developed and implemented the T-Mobile Future House* in Vienna on behalf of the Deutsche Telekom mobile communications holding company in June 2001. Europe's first UMTS showcase, the Mobile Future House provides insights into the mobile applications of the future.

Increase in subscriber base

UMTS license

Explosive growth in the Czech Republic. In April 2001, Deutsche Telekom acquired a majority shareholding in RadioMobil a.s.. With a total of around 2.9 million customers (compared with approximately 1.9 million at the end of 2000) and a market share of some 41 percent at the end of 2001, RadioMobil is the second-largest mobile communications provider in the Czech Republic. The T-Mobile subsidiary recorded particularly strong growth in its subscriber base in the fourth quarter of 2001, with around 400,000 new customers opting for its services. In December, RadioMobil was awarded one of the two UMTS licenses for the Czech Republic. The company is now ideally positioned for the mobile communications market of the future.

Increase in subscriber base

Market leader in Moscow and beyond. 2001 was a year of regional expansion for Mobile Telesystems (MTS), Russia's largest GSM900/1800 mobile communications provider. In August, MTS acquired the East Russian company Telecom-900. Thanks to this acquisition, MTS licenses now span 46 regions in Russia, reaching a population of 84 million (56 percent of the total population). At year-end, the MTS subscriber base had increased to over 2 million, compared with 1.2 million at the end of December 2000.

Increase in subscriber base

BEN tops the million mark. In July 2001, the customer base of the Dutch mobile communications provider BEN exceeded one million, increasing the company's market share to over 9 percent. The increase in postpay subscribers was particularly welcome (approximately 47 percent).

Increase in subscriber base

Maintaining the lead in Poland. With a market share of around 39 percent, Polska Telefonia Cyfrowa (PTC) maintained its position as Poland's leading operator of mobile communications networks. At the end of 2001, approximately 3.8 million (end of 2000: 2.8 million) customers were using the PTC network in Poland. The subscription business accounted for around 62 percent of all customers.

All other Deutsche Telekom mobile communications subsidiaries or affilates with *mobile business activities, i. e. Westel (Hungary), Slovenské Telekomunikácie* (Slovakia), Hrvatske telekomunikacije (Croatia), UMC (Ukraine), Satelindo (Indonesia), TRI/Celcom (Malaysia) and Globe Tel (Philippines), boasted a joint customer base of around 13 million at year-end (see the chapter on "Other units" on page 110).

Outlook

Integration

UMTS

Synergy effects

Plans for mobile multimedia. In addition to extending its current business activities, integrating the mobile subsidiaries newly consolidated during 2001 and building lasting customer relationships, the T-Mobile Group focused on preparing for UMTS, the third-generation mobile communications network. T-Mobile subsidiaries are working closely with each other and with partner companies to achieve maximum synergy effects. This collaboration focuses on early delivery of high-performance mobile multimedia products and services. As early as 2001, T-Mobile Deutschland, max.mobil., One 2 One and BEN agreed to interconnect their networks and jointly invest in the UMTS network infrastructure. In June 2001, T-Mobile International and BT Wireless announced a substantial joint venture coordinating the building and operation of UMTS networks in Germany and the UK. Both companies anticipate a reduction of up to 30 percent on the estimated investment costs for the UMTS networks as a result of this cooperation.

VoiceStream

T-Mobile's US subsidiary VoiceStream will continue to expand this year. To accelerate developments in this area, VoiceStream formed a joint venture with Cingular Wireless in October 2001. The objective is to jointly use the GSM network infrastructure in New York (used only by VoiceStream in the past), California and Nevada (used only by Cingular in the past). Both companies anticipate savings in the range of several hundred million dollars on investments and operating costs through joint access to the existing network infrastructures in these regions. The bundled networks will serve a population of over 55 million, including three of the ten most densely populated areas in the USA.


We like to share our enthusiasm.

T-Online. Charting a clear course for success.

- *Losses markedly reduced*
- A leading Internet provider with around 11 million customers
- Considerable growth and efficiency gains in the 2001 financial year
- T-Online makes its mark as an Internet media network

T-Online
(millions of €)

	2001	2000	Difference
Total revenue	1,449	1,128	321
Income before taxes	(233)	2,628	(2,861)
EBITDA (adjusted)*	(78)	(23)	(55)
Employees	3,008	2,162	846

In addition to T-Online International AG's business, Deutsche Telekom also shows the results of DeTeMedien activities in its T-Online segment.

*For important information about adjusted EBITDA see the section on "Reconciliation to pro forma figures" on pages 114 ff.

Market position

Strong position on the European Internet market consolidated. In terms of revenue and customer base, T-Online International AG ranks as one of Europe's largest Internet service providers. In the fall of 2001, the T-Online group's customer base hit the 10 million mark for the first time. With 10.7 million customers at year-end, T-Online leads the German market for Internet access. T-Online.at (Austria), Ya.com (Spain), T-Online France (Club-Internet) and T-Online.ch (Switzerland) are firmly established in their respective markets. In addition to high-performance and inexpensive Internet access, the group offers a wide range of value-added services that include Web hosting, e-mail and instant messaging. Working in collaboration with its cooperation partners, T-Online further strengthened its prime position in the portals market.

Individual financial statements

Upward trend. Competition remained intense on the German market in the year under review. And T-Online International AG remained committed to its profitability goals. The individual financial statements for the AG revealed a positive EBITDA at the end of the third quarter of 2001. The turnaround was achieved two quarters earlier than expected. The flat rate for narrowband T-Online access, which had impacted negatively on results, expired in December 2001. This led to a considerable reduction in losses generated from international activities.

T-Online International AG again succeeded in increasing its customer base in 2001. The total number of T-Online customers rose sharply from 7.9 million on December 31, 2000 to around 10.7 million by the end of 2001. In Germany, the number of T-Online customers grew from 6.5 million to a total of 8.8 million.

Increase in subscriber base

T-Online subscribers
(millions)


10
8
6
4
2
0
1.9
2.7
4.2
7.9
10.7
1997
1998
1999
2000
2001

Not only did the number of T-Online customers rise, so too did the length of time users spent online. The total number of minutes spent online increased by 84 percent on last year's figure. Whereas T-Online customers used the Internet for an average of 580 minutes every month in 2000, this figure had risen to 1,071 minutes a year later. The access business remains the biggest revenue engine. Revenue generated by this sector was up 42 percent to EUR 947 million. This was fuelled by the increase in customer numbers and the length of time spent online. This trend was apparent across all rates.

Increase in online minutes

More and more customers are accessing T-Online through broadband T-DSL. By the third quarter of 2001, T-DSL accounted for more online minutes in Germany than traditional access technologies (modem and ISDN). This trend impacts positively on cost efficiency - the minutes spent online via modern T-DSL connections are less expensive for T-Online since the call originating costs are already covered by the T-DSL line. This trend also helps T-Online create an excellent basis for future broadband applications, such as T-Online Vision.

Cost efficiency thanks to T-DSL

In the year under review, T-Online significantly increased the revenue generated through advertising and e-commerce in its portal business. At EUR 173 million, this figure was up 58 percent on last year (EUR 110 million), driven by T-Online's focused portal policy.

Revenue from portal business

Revenue increase

The upward trend over the past year is reflected in a significant increase in the consolidated sales of the T-Online group to EUR 1,449 million – up 28.5 percent compared with the previous year.

Total EBITDA was posted at minus EUR 78 million in the year under review.

Downward trend on stock market

Annual performance

Share trends. T-Online stock was unable to escape the overriding downward trend on the stock market in 2001. The stock market was depressed in particular by the worldwide economic downturn and the downward slide on the NASDAQ. T-Online stock bottomed out at EUR 4.85 on September 21, 2001. It had made a good recovery by the end of the year, however. Indeed, viewed over the year as a whole, T-Online stock fared much better than the NEMAX 50 index.

Strategy

Strategic reorientation. Tomorrow's Internet market will be about a lot more than *customer figures and minutes spent online. Premium content and services are* set to shape future developments and are assuming an increasingly central position in providers' efforts to tap new revenue streams.

Marketing Internet content

T-Online has assumed a pioneering role in driving the content business. As one of the leading Internet providers in Europe with a comparatively low level of customer turnover, T-Online leverages the synergy effects of combined access/portal offerings and the benefits of large-scale direct customer billing to drive a focused marketing strategy for premium Internet content.

Internet media network

Internet-specific development

T-DSL

This strategy concentrates on the creation of Internet content and services for specific target groups. T-Online *has not entered into an exclusive agreement with* a single content producer. It works with a variety of content providers to accommodate future needs as it evolves into an Internet media network. Through strategic cooperation agreements and shareholdings, T-Online is building its own Internet-specific content competence across a broad range of fields. This results in numerous new and attractive services for T-Online customers. In the year under review, T-Online was busy preparing for chargeable online content services. T-DSL provides the perfect broadband platform for these new information and entertainment services.

New pricing structure

T-DSL flat rate

Finding the right rate. In 2001, T-Online adjusted its pricing structure for the German online market to reflect the different usage patterns of individual target groups. In the spring of 2001, T-Online introduced a new Internet pricing structure enabling customers to choose the rate best suited to their needs. The new pricing structure offers standard rates along with seven other rate options. T-Online surf*time 30 and T- Online surftime 90, where 30 or 90 online hours are included in* the monthly rental fee, proved particularly popular. A large percentage of former flat-rate customers with narrowband connections opted for one of these new rate options. During the 2001 financial year, almost 1 million T-Online customers used the broadband T-DSL flat rate introduced in September 2000.

Innovative software. At the end of August 2001, T-Online launched the largest ever software initiative in the company's history. Easy to use, T-Online software 4.0 offers direct access to portal content and e-commerce services. It is thus the perfect platform to distribute T-Online content and services. This version of T-Online greatly enhances customer loyalty by offering a whole range of innovative functions. One example of this is T-Online Messenger, which enables users to look for friends and check which friends are currently online. In addition, T-Online introduced its first premium services package in mid-August. At the beginning of November, www.t-online.de was given a facelift. The redesign extended far beyond the site's look and feel, however. The new structure of www.t-online.de highlights the depth of choice within the T-Online offering.

Largest-ever software launch

Enhancing customer loyalty

Strategic partnerships drive portal strategy. During the 2001 financial year, T-Online systematically expanded its up-to-the-minute German-language Internet content. In August 2001, as part of a strategic alliance with the national German television channel ZDF, the website heute.t-online.de (home of the "heute" prime-time news show), was integrated into T-Online's portal network.

Portal strategy

Since March 2001, T-Online's independent subsidiary T-Info has been offering an extensive portal service based on Deutsche Telekom's telephone directory listings. The objective is to position t-info.de as the central information hub on the German-language Web in this segment.

T-Info

August 2001 saw the launch of Mercedes-benz.t-online.de. Operated jointly with DaimlerChrysler, this portal offers a broad range of target-group-specific mobility services. T-Online also formed a joint venture with Motor-Presse Stuttgart, with the goal of bundling the general, automobile-related Internet activities of both partners. The new portal auto.t-online.de joined T-Online's portal network at the start of September 2001.

Turning to e-commerce, T-Online's shopping portal features by far the widest reach on the Web. With around 250 renowned retailers, this major "shopping mall" offers a wide range of products and services. In the near future, more products will be available exclusively through our portal.

Shopping portal

In 2001, T-Online increased its shareholding in Atrada AG from 51 to 100 percent. Atrada is a leading developer and operator of electronic marketplaces with innovative trading tools.

T-Online Travel AG was founded in the year under review in partnership with Preussag AG and Thomas Cook AG. T-Online holds a 75.1 percent stake in the company, which is set to play a decisive role in shaping the high-volume market for online travel bookings. The new portal offers a vast selection of travel services and various user-friendly features. In the travel business, like in various other segments, the combination of content and e-commerce services offers T-Online the benefit of far-reaching synergies.

Synergies

Premium services for business customers. Almost 60 percent of SMEs in Germany access the Internet via T-Online. In the year under review, around 33,000 companies used T-Online's business website for their Internet presence. T-Online introduced the T-Online secureMail service for corporate customers in early 2001. This service safeguards e-mail communication through digital signatures and data encryption. T-Online secure VPN offers the additional option of closed Internet user groups.

Business website

T-Online secure

T-Online will continue to expand its offering for corporate customers in the future. For smaller businesses in particular, who tend to prefer one-stop shopping, end-to-end solutions will be developed to cover areas such as hosting and security. T-Online also plans to introduce special customer care services to ensure optimum support for corporate customers.

Business customer strategy

Consolidation of European market position. In the 2001 financial year, T-Online's international strategy focused primarily on integration of the T-Online group. The objective is to improve the profitability of individual group members.

International strategy

The T-Online France (Club-Internet) subsidiary succeeded in strengthening its position on the French Internet market in the year under review. Activities concentrated on marketing broadband services. Measured in terms of the number of ADSL customers, Club-Internet was number two in France in the year under review. T-Online.at also raised its customer base in 2001, to more than 200,000 subscribers. It plans to attract new customers and increase customer loyalty through a range of attractive and exclusive offers.

T-Online France

T-Online.at

Since June 2001, T-Online is the sole owner of Ya.com Internet Factory, one of the largest Internet enterprises on the Iberian Peninsula. The Swiss subsidiary T-Online.ch vigorously pursued its goal of establishing itself as a leading platform for finance, travel, leisure and lifestyle services on the established Swiss market. In November 2001, a new portal was launched that differentiates itself clearly from much of the competition by offering target-specific content.

Ya.com

T-Online.ch

Mobile content and services with T-Motion. T-Motion, a joint venture between T-Online International (40 percent) and T-Mobile International (60 percent), develops and markets content and service offerings for WAP-enabled mobile communications devices. T-Motion's WAP portal was further optimized in 2001. Users can now directly access local information (on restaurants and gas stations, for example) from their cellphone. T-Online customers can easily send and receive e-mails with their cellphones. The premium-rate T-Motion Plus service introduced in 2001 offers exclusive information and services.

WAP portal

T-Online Venture Fund

The way forward. Since October 2001, T-Online has its own corporate venture capital fund, T-Online Venture Fund GmbH & Co. By founding this company with headquarters in Bonn, T-Online adapted the successful T-Venture model of Deutsche Telekom. The capital fund has assets valued at EUR 100 million. As well as identifying and deploying innovative technologies and business concepts, the company is committed to achieving above-average earnings.

Outlook

More than just a vision. During the year under review, T-Online laid the foundation for continued profitable growth and consolidation of its leadership position in Germany and Europe through its attractive and innovative offerings. This year, T-Online will continue its strategy of qualitative and quantitative growth. Concrete measures include expansion of the Internet access business and added momentum for the portal business through new functionality and content.

Content initiative

The broadband portal T-Online Vision is one of the cornerstones of T-Online's aggressive content strategy. The portal went live as scheduled in the first quarter of 2002. It delivers multimedia content (such as films and music in CD quality, multiplayer online games and live transmissions of concerts and shows with high picture and sound quality) to broadband customers with T-DSL, for example.

T-Online International AG publishes its own annual report. It is available for download at www. t-online.de.

Experience.

Every day, we get better.



Other units.

This section deals with all those Deutsche Telekom Group units whose operations cannot be assigned clearly to one of the strategic divisions. These include Deutsche Telekom Group Headquarters and a number of competence centers such as Billing Services and the real estate companies. Some of Deutsche Telekom's foreign subsidiaries and related companies have also been included.

Other units
(millions of €)

	2001	*2000*	*Difference*
Total revenue	7,987	7,111	876
Income before taxes	1,629	1,154	475
EBITDA (adjusted)*	3,079	2,553	526
Employees	49,345	40,904	8,441

*For important information about adjusted EBITDA see the section on "Reconciliation to pro forma figures" on pages 114 ff.

Integration into strategic pillars

Deutsche Telekom's internationalization strategy focuses on promoting the Group's strategic divisions in foreign markets. Depending on their core competence, the foreign subsidiaries and associated companies were thus assigned to one of Deutsche Telekom's strategic pillars (T-Mobile, T-Systems, T-Online or T-Com) during the period under review. For organizational and legal reasons, Deutsche Telekom subsidiaries in Eastern Europe and Southeast Asia were not assigned to one of the pillars during the 2001 financial year. Pending assignment, these subsidiaries remain under the management of Deutsche Telekom's International board department. MATÁV, Hrvatske Telecomunikacije and Slovenské Telekomunikácie were consolidated within the T-Com division as of January 1, 2002.

Revenue increase

Increased revenue in Hungary. In July 2000, Deutsche Telekom increased its share in MATÁV, Hungary's largest telecommunications service provider, to 59.49 percent. MATÁV leads the Hungarian fixed-network, mobile communications and private Internet access markets. In 2001, the Deutsche Telekom shareholding generated revenue of EUR 2.1 billion, an increase of around 25 percent compared with the previous year's figure. Net income for MATÁV for the 2001 financial year amounted to approximately EUR 439 million.

Competition

MATÁV strengthened its position in the fixed-network market during the period under review. In June 2001, the company acquired further shares in the local telephone company Emitel, increasing its stake to 100 percent. Thanks to its Emitel shareholding, MATÁV now covers 39 domestic license areas, reaching 72 percent of the Hungarian population. MATÁV's fixed-network subscriber base rose to three million. On December 23, 2001, the Hungarian telecommunications market was fully liberalized. During the course of 2001, MATÁV systematically prepared itself for stiff competition in the fixed-network sector. Concrete measures included realignment of telephone rates, introduction of new products and various efficiency-focused initiatives. MATÁV also stepped up its activities in the fast-growing data communications, Internet and mobile services markets.

In conjunction with its subsidiaries Westel Rt. and Westel 0660, MATÁV operates both a digital (GSM) and analog mobile communications infrastructure. Despite strong competition, Westel managed to increase its subscriber base from 1.7 million at the end of 2000 to over 2.5 million by the end of the year under review. In January 2001, a consortium headed by MATÁV acquired a 51 percent share in MakTel, the leading telecommunications provider in Macedonia. Westel

Stronger foothold on Croatian market. In October 2001, Deutsche Telekom acquired a further 16 percent share in Hrvatske telekomunikacije (HT), the leading telecommunications provider in Croatia. The purchase gives Deutsche Telekom a majority shareholding of 51 percent in the company. The move underpins the Group's focus on the acquisition of majority shareholdings as the primary vehicle of its ongoing internationalization strategy. Deutsche Telekom can now fully consolidate HT. The company generated revenue of EUR 907.4 million during the period under review. Net income for 2001 was posted at EUR 41.4 million. HT's fixed-network subscriber base exceeded 1.7 million during the year under review. The company also served some 900,000 mobile users.

Further shares acquired

Full consolidation

Number 1 in Slovakia. Deutsche Telekom currently holds 51 percent of Slovenské Telekomunikácie (ST), the largest telecommunications provider in Slovakia. In 2001, ST generated revenue of EUR 462 million and a net income of EUR 94 million. Slovenské Telekomunikácie boasted a fixed-network subscriber base of 1.6 million by the end of 2001. With a customer base of 900,000, EuroTel Bratislava (the mobile communications subsidiary of ST) was the second largest mobile communications provider in Slovakia.

From strength to strength in Southeast Asia. During the year under review, Deutsche Telekom's joint ventures (Satelindo in Indonesia, TRI/Celcom in Malaysia and Globe Telecom in the Philippines) continued to develop positively. The companies posted positive operating results and managed to consolidate their market positions. Deutsche Telekom held the following shares at December 31, 2001: 25 percent in Satelindo; 20.99 percent in TRI/Celcom and 22.1 percent in Globe Telecom. The merger between Islacom, a Deutsche Telekom subsidiary, and Globe Telecom, the second largest mobile operator in the Philippines, was completed in June 2001. During the year under review, Globe Telecom recorded a mobile subscriber base of 4.7 million. Satelindo's mobile subscriber base increased by some 67 percent to 1.8 million in 2001 (compared with 1.1 million in 2000), making it the second largest mobile communications provider in Indonesia. In the year under review, TRI/Celcom increased its subscriber base by 27 percent to 2 million (2000: 1.6 million). It is thus the leading mobile network operator in Malaysia.

Globe Telecom

Satelindo

TRI/Celcom

In 2001, we expanded our worldwide network of country and regional offices. With offices in Beijing, Bonn, Kiev, London, Madrid, Milan, Moscow, New York, Paris, Singapore and Tokyo, Country and Regional Management coordinates and supports all country- and region-specific activities for the Group. It also looks after public relations.

Intuition.

Following instincts is a part of the game.



Reconciliation to pro forma figures.

EBITDA and cash earnings after adjustment for special factors. EBITDA and cash earnings after adjustment for special factors are pro forma figures that are not covered by the provisions of the German Commercial Code (Handelsgesetzbuch – HGB).

The acquisition of the UMTS licenses in 2000 and the implementation of Deutsche Telekom's internationalization strategy had a clear negative impact on the Group's result in the year under review. The revenue generated from these investments was not enough to offset the amortization and interest expense related to the acquisition of the UMTS licenses and the goodwill amortization resulting from the consolidation of VoiceStream/Powertel in particular. In addition, the Group's result in the years 2000 and 2001 was influenced by a series of unusual or infrequent factors (special factors), which we shall describe in more detail below.

EBITDA after adjustment for special factors. EBITDA is the abbreviation for "earnings before interest, taxes, depreciation and amortization". Deutsche Telekom defines EBITDA as the results from ordinary business activities plus the financial income (expense) net and amortization on intangible assets and depreciation on property, plant and equipment.

Deutsche Telekom discloses EBITDA after adjustment for special factors as an indicator of the development of its operating activities before the effect of start-up costs for the development of new units and markets that are not matched by any relevant income, plus the special factors described below.

EBITDA after adjustment for special factors should not be regarded in isolation as an alternative to net income, operating income, net cash provided by operating activities or other German GAAP (HGB) or U.S. GAAP indicators. Since other companies may not calculate adjusted EBITDA and other pro forma financial indicators in the same way, these pro forma figures from Deutsche Telekom are not necessarily comparable with similar figures published by other companies.

The following tables show how Deutsche Telekom derives EBITDA adjusted for special factors for the Group and for its four divisions from the consolidated statement of income prepared in accordance with German GAAP. The special factors have been defined and quantified both for the year under review and for the previous year. At Group level, we have provided a multi-year review for the period 1995 to 2001.

In addition to EBITDA, we have also disclosed the EBITDA margin (EBITDA return on sales). The EBITDA margin represents the ratio of EBITDA to net revenue (EBITDA divided by net revenue).

When analyzing EBITDA adjusted for special factors, it should be borne in mind that the acquisition of the UMTS licenses and the takeover of VoiceStream/Powertel in the period under review affected depreciation and amortization and interest expense, and will continue to do so in the future, whereas the corresponding positive effects on sales are only expected to be recorded in future financial statements.

Reconcilation to
pro forma figures

Reconciliation of EBITDA in the Group, 1995–2001
(billions of €)

	2001	2000	Change	%[1]	1999	1998	1997	1996	1995
Revenue	**48.3**	**40.9**	**7.4**	**18.0**	**35.5**	**35.1**	**34.5**	**32.3**	**33.8**
Results from ordinary business activities	(2.5)	6.5	(9.0)	(138.6)	3.2	5.1	3.7	3.4	5.3
Financial income (expense), net	(5.3)	(1.2)	(4.1)	(334.8)	(2.9)	(3.3)	(4.0)	(3.9)	(4.2)
Depreciation and amortization	(15.2)	(13.0)	2.2	17.2	(8.4)	(9.0)	(9.5)	(9.0)	(7.9)
EBITDA[1]	**18.1**	**20.7**	**(2.6)**	**(12.8)**	**14.5**	**17.4**	**17.2**	**16.3**	**17.3**
EBITDA margin (%)[1]	**37.4**	**50.6**			**41.0**	**49.6**	**49.8**	**50.7**	**51.3**
Special factors affecting EBITDA:	**3.0**	**7.8**			**-**	**0.1**	**0.2**	**0.3**	**-**
EBITDA after adjustment for special factors[1]	**15.1**	**12.9**	**2.2**	**16.9**	**14.5**	**17.3**	**17.0**	**16.0**	**17.3**
EBITDA margin after adjustment for special factors (%)[1]	**31.3**	**31.6**			**41.0**	**49.2**	**49.3**	**49.6**	**51.3**

[1] Calculated on the basis of more precise million figures.

Special factors affecting EBITDA in the year under review mainly included proceeds from the sale of our interests in Sprint-FON and Sprint-PCS (including selling costs) in the total amount of EUR 1.9 billion in the second and third quarters, the book profit from the sale of our Baden-Württemberg cable TV company (EUR 0.9 billion) in the third quarter, and proceeds from the sale of regional cable service companies (EUR 0.1 billion) and from the reversal of accruals (EUR 0.3 billion) in the fourth quarter. The disclosure of an additional minimum liability under personnel costs had the effect of reducing EBITDA (EUR -0.2 billion).

The following special factors influenced EBITDA in the 2000 financial year: The sale of Atlas/Global One (EUR 2.8 billion) and of the North Rhine-Westphalia and Hesse cable TV companies (EUR 3.0 billion), as well as the IPO of T-Online (EUR 2.7 billion) and the dilutive effect of the IPOs of the Russian MTS (Mobile TeleSystems) and of comdirect bank (EUR 0.2 billion), in which T-Online International AG holds an interest. Furthermore, additions to accruals, losses from dispositions and losses on receivables had an effect totaling EUR -0.9 billion.

In the previous years (1995 to 1999), the following special factors impacted EBITDA: 1996: one-time VAT refunds in the amount of EUR 0.3 billion Euro; 1997: income from the reversal of accruals (EUR 0.2 billion); 1998: income from assets disposals following the sale of SES (Société Européenne des Satellites) shares (EUR 0.1 billion).

Reconciliation of EBITDA in the core divisions in 2001 and 2000
(billions of €)

	T-Com		T-Systems		T-Mobile		T-Online		Other	
	2001	2000	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000
Net revenue	**26.1**	**27.6**	**13.8**	**10.7**	**14.6**	**10,4**	**1.4**	**1.1**	**8.0**	**7.1**
Results from ordinary business activities	3.2	4.4	(0.3)	2.5	(6.4)	(2.3)	(0.2)	2.8	1.6	1.2
Financial income (expense), net	(0.8)	(1.0)	0	(0.1)	(3.2)	(1.5)	0	0.1	(1.4)	1.1
Depreciation and amortization	(4.8)	(6.0)	(1.3)	(0.8)	(6.3)	(2.3)	(0.2)	(0.1)	(2.2)	(1.7)
EBITDA[1]	**8.8**	**11.4**	**1.0**	**3.4**	**3.1**	**1.5**	**(0.1)**	**2.8**	**5.2**	**1.8**
EBITDA margin (%)[1]	**33.8**	**41.2**	**7.3**	**31.4**	**21.4**	**14.5**	**(5.4)**	**243.7**	**65.6**	**24.9**
Special factors affecting EBITDA:	**0.8[a]**	**2.9[b]**	**-**	**2.8[c]**	**-**	**0.1[d]**	**-**	**2,8[e]**	**2,2[f]**	**(0,8)[g]**
EBITDA after adjustment for special factors[1]	**8.0**	**8.5**	**1.0**	**0.5**	**3.1**	**1.4**	**(0.1)**	**0**	**3.1**	**2.6**
EBITDA margin after adjustment for special factors (%)[1]	**30.8**	**30.9**	**7.3**	**4.9**	**21.4**	**13.6**	**(5.4)**	**(2.0)**	**38.6**	**35.9**

[1] Calculated on the basis of more precise million figures.

[a] Sale of our Baden-Württemberg cable TV company (EUR 0.9 billion) and of regional cable service companies (EUR 0.1 billion); additional minimum liability (EUR -0.2 billion).
[b] Sale of the North Rhine-Westphalia and Hesse cable TV companies (EUR 3.0 billion); losses on receivables (EUR -0.1 billion).
[c] Sale of Atlas/Global One.
[d] Dilutive effect of MTS.
[e] Dilutive effect of the IPOs of T-Online (EUR 2.7 billion) and comdirect bank (EUR 0.1 billion).
[f] Sale of Sprint-FON and Sprint-PCS (EUR 1.9 billion, including selling costs); reversal of accruals (EUR 0.3 billion).
[g] Additions to accruals and losses from asset dispositions

Reconcilation to
pro forma figures

In addition to the special factors mentioned up to now, the following special factors not affecting EBITDA also influenced the Group's result:

Write-downs on property, plant and equipment and intangible assets

Year	Items involved
2001	Land and buildings (EUR 0.8 billion); Goodwill write-down on brand names as part of the rebranding of our majority-owned mobile phone subsidiaries (EUR 1.0 billion)
2000	Land (EUR 2.0 billion); Parts of the long-distance copper cable network and telecommunications equipment (EUR 1.0 billion)

Financial income (expense), net

Year	Items involved
2001	Price-related write-down on the net carrying amount of investment in France Telecom (EUR 0.3 billion) and other write-downs of financial investments (EUR 0.6 billion)
2000	Proceeds from the sale of WIND (EUR 2.3 billion)
1998	Write-downs on East Asian investments (EUR 0.1 billion)
1997	Write-downs on East Asian investments (EUR 0.2 billion)

Extraordinary income/loss (German GAAP):

Year	Items involved
1996	Expense recognized in respect of staff restructuring measures (EUR 0.9 billion)
1995	Expense recognized in respect of staff restructuring measures (EUR 0.6 billion)

The tax effects on the various special factors were calculated on the basis of the corporation tax rate. In addition, in 2001 in particular, the offsetting of a loss from the write-down on the book value of the investment in NAB/Sprint was a separate special factor influencing the Group's result.

Cash earnings. Deutsche Telekom uses the cash earnings after adjustment for special factors indicator as a simplified means of estimating the net cash provided by operating activities. Cash earnings after adjustment for special factors should not be regarded in isolation as an alternative to the net cash provided by operating activities or other German GAAP or U.S. GAAP indicators. Since other companies may not calculate cash earnings and other pro forma financial indicators in the same way, these pro forma figures from Deutsche Telekom are not necessarily comparable with similar figures published by other companies.

Deutsche Telekom defines cash earnings as net income/(loss) after taxes plus depreciation and amortization. The following table shows the reconciliation of the cash earnings after adjustment for special factors from net income/(loss) after taxes according to German GAAP.

Reconciliation of cash earnings in the Group
(billions of €)

	2001	2000	Change	%[1]	1999	1998	1997	1996	1995
Income/(loss) after taxes	(3.5)	5.9	(9.4)	(158.3)	1.3	2.2	1.7	0.9	2.7
Depreciation and amortization	(15.2)	(13.0)	2.2	17.2	(8.4)	(9.0)	(9.5)	(9.0)	(7.9)
Cash earnings[1]	**11.8**	**18.9**	**(7.1)**	**(37.8)**	**9.7**	**11.3**	**11.2**	**9.9**	**10.6**
Cumulative special factors recognized as income[2]	**1.2**	**7.4**			**0**	**0**	**0**	**(0.3)**	**(0.6)**
Less factors relevant to depreciation and amortization[2]	**(1.8)**	**(3.0)**			**-**	**-**	**-**	**-**	**-**
Cash earnings after adjustment for special factors[2]	**8.7**	**8.5**	**0.2**	**1.9**	**9.7**	**11.3**	**11.2**	**10.2**	**11.2**

[1] Calculated on the basis of more precise million figures.
[2] Including tax effects.


Our calculations are precise.

Consolidated statement of income.

	Notes	2001 millions of €	2000 millions of €	1999 millions of €
Net revenue	1	**48,309**	**40,939**	**35,470**
Change in inventories and other own capitalized costs	2	879	864	947
Total operating performance		**49,188**	**41,803**	**36,417**
Other operating income	3	6,619	11,002	1,871
Goods and services purchased	4	(13,477)	(11,950)	(7,667)
Personnel costs	5	(12,114)	(9,718)	(9,210)
Depreciation and amortization	6	(15,221)	(12,991)	(8,466)
Other operating expenses	7	(12,151)	(10,424)	(6,872)
Financial income (expense), net	8	(5,348)	(1,230)	(2,889)
Results from ordinary business activities		**(2,504)**	**6,492**	**3,184**
Extraordinary income/(losses)	9	-	(159)	(240)
Taxes	10	(808)	(318)	(1,420)
Income/(loss) after taxes		**(3,312)**	**6,015**	**1,524**
Income/(losses) applicable to minority shareholders	11	(142)	(89)	(271)
Net income/(loss)		**(3,454)**	**5,926**	**1,253**
Earnings per share in €		(0.93)	1.96	0.43

Consolidated balance sheet.

Assets	Notes	Dec. 31, 2001 millions of €	Dec. 31, 2000 millions of €
Noncurrent assets			
Intangible assets	12	80,051	35,754
Property, plant and equipment	13	58,708	54,137
Financial assets	14	7,957	16,715
		146,716	**106,606**
Current assets			
Inventories, materials and supplies	15	1,671	1,587
Receivables	16	6,826	7,159
Other assets	17	4,966	3,671
Marketable securities	18	702	2,370
Liquid assets	19	2,868	1,893
		17,033	**16,680**
Prepaid expenses, deferred charges and deferred taxation	20	**813**	**956**
		164,562	**124,242**
Shareholders' equity and liabilities			
Shareholders' equity	21		
Capital stock	22	10,746	7,756
Additional paid-in capital	23	49,994	24,290
Retained earnings	24	3,607	398
Unappropriated net income carried forward from previous year		101	44
Net income/(loss)		(3,454)	5,926
Minority interest	25	5,307	4,302
		66,301	42,716
Accruals			
Pensions and similar obligations	27	3,661	3,330
Other accruals	28	14,766	8,055
		18,427	**11,385**
Liabilities	29		
Debt		67,031	60,357
Other		12,020	9,130
		79,051	**69,487**
Deferred income		**783**	**654**
		164,562	**124,242**

J000118

Consolidated noncurrent assets.

millions of €	Jan. 1, 2001	Translation adjustment	Changes in the composition of the Deutsche Telekom Group	Additions	Disposals	Reclassi-fications	Dec. 31, 2001
	Acquisition or production cost						
Intangible assets							
Concessions, industrial and similar rights and assets, and licences in such rights and assets	18,791	314	23,554	1,178	814	145	43,168
Goodwill statements	20,957	485	(21)	24,683	399	370	46,075
Advance payments	85	1	8	198	3	(89)	200
	39,833	**800**	**23,541**	**26,059**	**1,216**	**426**	**89,443**
Property, plant and equipment							
Land and equivalent rights, and buildings including buildings on land owned by third parties	19,910	40	439	159	948	301	19,901
Technical equipment and machinery	73,313	397	4,588	5,523	3,854	1,938	81,905
Other equipment, plant and office equipment	5,534	69	392	1,221	529	268	6,955
Advance payments and construction in progress	2,073	29	1,096	2,950	105	(3,088)	2,955
	100,830	**535**	**6,515**	**9,853**	**5,436**	**(581)**	**111,716**
Financial assets							
Investments in unconsolidated subsidiaries	171	0	(6)	124	8	16	297
Loans to unconsolidated subsidiaries	57	0	0	130	105	0	82
Investments in associated companies	7,341	171	(384)	520	3,524	652	4,776
Other investments in related companies	7,540	0	(5,605)	457	73	(16)	2,303
Long-term loans to associated and related companies	803	1	213	398	1	(544)	870
Other investments in noncurrent securities	1,130	1	20	81	329	0	903
Other long-term loans	563	1	14	76	166	47	535
	17,605	**174**	**(5,748)**	**1,786**	**4,206**	**155**	**9,766**
	158,268	**1,509**	**24,308**	**37,698**	**10,858**	**0**	**210,925**

Depreciation, amortization and write-downs								Net carrying amount	
Jan. 1, 2001	Translation adjustment	Changes in the composition of the Deutsche Telekom Group	Additions	Disposals	Reclassifications	Reinstated depreciation	Dec. 31, 2001	Dec. 31, 2001	Dec. 31, 2000
2,385	22	51	2,080	622	(2)	0	3,914	39,254	16,406
1,694	80	(20)	3,663	68	129	0	5,478	40,597	19,263
0	0	0	0	0	0	0	0	200	85
4,079	**102**	**31**	**5,743**	**690**	**127**	**0**	**9,392**	**80,051**	**35,754**
5,494	4	28	1,473	165	4	0	6,838	13,063	14,416
37,792	105	296	6,805	3,042	2	0	41,958	39,947	35,521
3,402	33	40	1,199	458	(4)	0	4,212	2,743	2,132
5	0	0	1	6	0	0	0	2,955	2,068
46,693	**142**	**364**	**9,478**	**3,671**	**2**	**0**	**53,008**	**58,708**	**54,137**
18	0	0	51	0	0	0	69	228	153
0	0	0	0	0	0	0	0	82	57
678	11	0	303	31	(129)	0	832	3,944	6,663
84	0	0	332	8	0	0	408	1,895	7,456
85	0	0	390	0	0	0	475	395	718
24	0	0	0	0	0	0	24	879	1,106
1	0	0	0	0	0	0	1	534	562
890	**11**	**0**	**1,076**	**39**	**(129)**	**0**	**1,809**	**7,957**	**16,715**
51,662	**255**	**395**	**16,297**	**4,400**	**0**	**0**	**64,209**	**146,716**	**106,606**

Consolidated statement of cash flows.

	Notes	2001 millions of €	2000 millions of €	1999 millions of €
Net income (loss)		(3,454)	5,926	1,253
Income applicable to minority shareholders		142	89	271
Income (loss) after taxes		**(3,312)**	**6,015**	**1,524**
Depreciation and amortization		15,221	12,991	8,466
Income tax expense		751	194	1,380
Net interest expense		4,138	3,097	2,546
Net losses from the disposition of noncurrent assets		(1,106)	(4,796)	540
Results from associated companies		547	(1,890)	265
Other noncash transactions		(1,146)	(2,661)	28
(Increase)/decrease in capitalized working capital [1]		428	(1,791)	(1,399)
(Increase)/decrease in accruals		(136)	1,078	478
(Increase)/decrease in other working capital carried as liability [2]		761	1,391	243
Income taxes (paid)/received		10	(871)	(2,040)
Dividends received		115	189	172
Cash generated from operations		**16,271**	**12,946**	**12,203**
Interest paid		(4,779)	(3,873)	(3,100)
Interest received		442	927	485
Net cash provided by operating activities	30	**11,934**	**10,000**	**9,588**
Cash outflows from investments in				
– intangible assets		(1,021)	(15,980)	(881)
– property, plant and equipment		(9,847)	(7,556)	(5,093)
– financial assets		(498)	(8,487)	(3,480)
– consolidated companies		(5,695)	(4,343)	(12,633)
Cash inflows from disposition of				
– intangible assets		208	10	14
– property, plant and equipment		1,146	655	171
– financial assets		3,514	4,474	888
– shareholdings in consolidated companies and business units		1,004	3,114	2
Net change in short-term investments and marketable securities		4,440	401	2,328
Other [3]		1,384	6	–
Net cash used for investing activities	31	**(5,365)**	**(27,706)**	**(18,684)**
Issuance of short-term debt		(10,266)	(780)	(1,077)
Issuance of medium and long-term debt		13,949	19,708	1,833
Repayments of medium and long-term debt		(6,589)	(2,408)	(1,687)
Dividends		(1,905)	(1,914)	(1,718)
Proceeds from share offering		0	3,255	10,613
Change in minority interests		0	2	1
Net cash provided by (used for) financing activities	32	**(4,811)**	**17,863**	**7,965**
Effect of foreign exchange rate changes on cash and cash equivalents		(26)	(29)	(55)
Net increase/(decrease) in cash and cash equivalents		**1,732**	**128**	**(1,186)**
Cash and cash equivalents, at beginning of year		**1,006**	**878**	**2,064**
Cash and cash equivalents, at end of year		**2,738**	**1,006**	**878**

[1] Change in liabilities, other assets, inventories, materials and supplies and prepaid expenses and deferred charges.
[2] Change in other liabilities (which do not relate to financing activities) and deferred income.
[3] Sale of receivables in 2001 (asset-backed securities transaction)

Statement of shareholders' equity.

millions of €	Shares issued and outstanding (in thousands)	Capital stock nominal value	Additional paid-in capital	Difference from currency translation	Retained earnings Treasury stock	Retained earnings Other retained earnings/ (deficit)	Retained earnings Total	Unappropriated net income/ (loss) carried forward from previous year	Net income/ (loss)	Minority interest	**Total**
Balance at Jan. 1, 1999	**2,743,700**	**7,014**	**14,250**	**(503)**	**1**	**1,288**	**786**	**6**	**2,243**	**765**	**25,064**
Changes in the composition of the Deutsche Telekom Group										(1)	**(1)**
Dividends for 1998									(1,683)	(41)	**(1,724)**
Unappropriated net income carried forward from previous year								7	(7)		**-**
Transfer to retained earnings						553	553		(553)		**-**
Increase in nominal value of capital stock		10	(10)								
Proceeds from share offerings	285,904	732	9,881								**10,613**
Transfer to reserve for treasury stock					13	(13)	-				**-**
Net income									1,253	271	**1,524**
Difference from currency translation				219			219			(6)	**213**
Balance at Dec. 31, 1999	**3,029,604**	**7,756**	**24,121**	**(284)**	**14**	**1,828**	**1,558**	**13**	**1,253**	**988**	**35,689**
Changes in the composition of the Deutsche Telekom Group						(31)	(31)			3,259	**3,228**
Dividends for 1999						(621)	(621)		(1,253)	(25)	**(1,899)**
Unappropriated net income carried forward from previous year						(31)	(31)	31			**-**
Increase in nominal value of capital stock			169								**169**
Transfer from reserve for treasury stock					(7)	7					**-**
Net income									5,926	89	**6,015**
Difference from currency translation				(477)			(477)			(9)	**(486)**
Balance at Dec. 31, 2000	**3,029,604**	**7,756**	**24,290**	**(761)**	**7**	**1,152**	**398**	**44**	**5,926**	**4,302**	**42,716**
Changes in the composition of the Deutsche Telekom Group										808	**808**
Dividends for 2000								(1,877)		(33)	**(1,910)**
Unappropriated net income carried forward from previous year						3,992	3,992	1,934	5,926		**-**
Proceeds from VoiceStream/ Powertel stock swap	1,168,148	2,990	25,704								**28,694**
Net loss after taxes									(3,454)	142	**(3,312)**
Difference from currency translation				(811)		28	(783)			88	**(695)**
Balance at Dec. 31, 2001	**4,197,752**	**10,746**	**49,994**	**(1,572)**	**7**	**5,172**	**3,607**	**101**	**(3,454)**	**5,307**	**66,301**

Notes to the consolidated financial statements. Summary of accounting policies.

Description of business and relationship with the Federal Republic of Germany.
Since January 1, 2001 the Deutsche Telekom Group's (referred to as Deutsche Telekom below) business has been structured in four divisions: T-Com, T-Systems, T-Mobile and T-Online. "Other" contains not only Group headquarters and central service areas, but also certain foreign subsidiaries.

T-Com is responsible for serving the 41 million residential customers and approximately 420,000 small and medium-sized business customers in Germany. Furthermore, the entire international interconnection business, the remaining broadband cable business, a major portion of the value-added services and the entire terminal equipment business are assigned to T-Com.

T-Systems is responsible for serving domestic and international named accounts. T-Systems offers comprehensive services in the convergence field of information technology (IT) and telecommunications (TC). The acquisition of T-Systems ITS GmbH, Leinfelden-Echterdingen (formerly debis Systemhaus GmbH, Leinfelden-Echterdingen, referred to as T-Systems ITS below) made Deutsche Telekom the second largest systems house in Europe, in a position to provide its customers with IT/TC packages and e-business systems solutions all from under one roof.

T-Mobile is Deutsche Telekom's mobile communications division. It combines the Group's main mobile communications activities. T-Mobile currently offers mobile communications services via subsidiaries in Germany, the United Kingdom, the USA, Austria and the Czech Republic and has holdings in mobile communications companies in Poland, the Netherlands and Russia. T-Mobile will be able to offer the new mobile communications standard UMTS in many countries via its subsidiaries.

T-Online is the business segment for the Internet mass market. Measured by subscriber numbers and revenue, T-Online is one of the largest Internet service providers with offers in Germany, France, Spain, Portugal and Austria. T-Online concentrates on the growth areas of access and portals (advertising/e-commerce). For this reason, Deutsche Telekom includes in the T-Online division not only the business of T-Online International AG, but also the business of DeTeMedien.

"Other" combines a variety of Group units whose activities cannot be allocated to an individual division. These include Deutsche Telekom Group headquarters, competence centers, such as customer billing, and real estate. This segment also includes those foreign subsidiaries and shareholdings which cannot be clearly assigned to another segment as a result of their activities or customer structure. The most significant of these are the foreign companies MATÁV, Slovenské Telekomunikácie (referred to as Slovenské below) and HT-Hrvatske telekomunikacije d.d. (referred to as Croatian Telecom below).

The Company, Deutsche Telekom AG, was registered with the Commercial Registry of the Bonn District Court (Amtsgericht – HRB 6794) on January 2, 1995.

The capital stock was increased on May 31, 2001 as a result of the acquisition of VoiceStream and Powertel in the form of a share swap and a cash payment. The number of Deutsche Telekom shares increased consequently to 4.2 billion. The Federal Republic's direct and indirect shareholding in Deutsche Telekom as of December 31, 2001 amounts to 43.05 %. The direct shareholding amounts to 30.92 %; a further 12.13 % of the shares are held by a federal corporation, the Kreditanstalt für Wiederaufbau (KfW). The Federal Republic administers its shareholding and exercises its rights as a shareholder through a public law entity, the Bundesanstalt für Post und Telekommunikation Deutsche Bundespost (the Federal Agency), which, following the dissolution of the Federal Ministry of Posts and Telecommunications (BMPT) on December 31, 1997, is subject to supervision by the Federal Ministry of Finance (BMF).

In accordance with § 21 paragraph 1 of the Security Trading Act (WpHG), the Federal Agency informed Deutsche Telekom in its letter of June 5, 2001 that its share of the voting rights in Deutsche Telekom had fallen below the 50 % threshold on May 31, 2001 to 43.05 %. According to a letter of February 13, 2002, the Federal Agency held 1,297,896,644 shares in Deutsche Telekom as at December 31, 2001, a shareholding of 30.92 %. In accordance with § 21 paragraph 1 of the WpHG, the KfW informed Deutsche Telekom in its letter of December 22, 1997 that its share of the voting rights in Deutsche Telekom had exceeded the 10 % threshold to 13.47 %. As reported in a letter of January 22, 2002, the KfW held 509,164,599 shares in Deutsche Telekom as at December 31, 2001, a shareholding of 12.13 %.

The Regulatory Authority for Telecommunications and Posts (the Regulatory Authority) commenced its activities on January 1, 1998. The Regulatory Authority, which is under the authority of the Federal Ministry of Economics, has thus taken the place of the dissolved Federal Ministry of Posts and Telecommunications in supervising the telecommunications sector in Germany, and in this capacity regulates the business activities of Deutsche Telekom.

The Federal Republic and various government departments and agencies are collectively Deutsche Telekom's largest customer. Charges for services provided to the Federal Republic and such departments and agencies are based on Deutsche Telekom's commercial pricing policies. Services provided to any one department or agency do not represent a significant component of Deutsche Telekom's net revenues.

Summary of significant accounting principles.
The annual financial statements and the management report of Deutsche Telekom have been prepared in accordance with the requirements of the German Commercial Code (Handelsgesetzbuch – HGB) and German Stock Corporation Law (Aktiengesetz – AktG).

In addition to Frankfurt and other German stock exchanges, Deutsche Telekom shares are also traded in the form of American Depositary Shares (ADS) on the New York Stock Exchange (NYSE). As a result of special reporting requirements, in particular to the U.S. Securities and Exchange Commission (SEC), the Company uses, to a considerable extent, accounting and valuation principles in line with those of U.S. GAAP (generally accepted accounting principles – GAAP) applicable at the balance sheet date. Deviations between the accounting principles in Deutsche Telekom's consolidated financial statements and those of U.S. GAAP are, in most cases, the result of binding rules of German GAAP which contradict those of U.S. GAAP. As far as possible, Deutsche Telekom's aim is to publish its financial statements in accordance with the principles of both German and U.S. GAAP so that the reconciliation positions shown in addition to the notes to the financial statements are kept to a minimum.

These consolidated financial statements differ from financial statements prepared in accordance with U.S. GAAP only in those instances where the disclosure and classification requirements of the HGB cannot be conformed to U.S. GAAP. Differences in accounting and valuation principles applied in Deutsche Telekom's financial statements and those of U.S. GAAP are shown in a separate reconciliation in addition to the consolidated financial statements and explained in detail in the "Annual Report on Form 20-F".

Whereas the HGB requires only one year of comparative figures for the statement of income, the SEC requires the two previous years. The SEC also requires three years of cash flow statements and statements of shareholders' equity.

The consolidated balance sheet and the consolidated statement of income are prepared in accordance with the classification requirements of § 298 HGB, in combination with § 266 and § 275 HGB. The income statement is prepared using the total cost method. All amounts shown are in millions of euros (€/EUR).Certain items have been combined in order to enhance the informative value and understanding of the financial statements. These items are shown separately in the notes. In case of changes in presentation, prior-year amounts are reclassified to conform with the current-year presentation. In accordance with § 297 paragraph 1 sentence 2 HGB, the consolidated accounts also include a consolidated statement of cash flows and a segment report; in addition, the consolidated accounts also include a consolidated statement of shareholders' equity. In conformity with international practice, reporting begins with the income statement, and the statement of cash flows and the statement of shareholders' equity precede the notes to the consolidated financial statements.

The consolidated financial statements are prepared in accordance with uniform accounting and valuation principles. The accounting policies used in the consolidated financial statements differ from those used in the unconsolidated financial statements of the parent company. Such differences, mostly applied to conform with U.S. GAAP, include the following:

- Property, plant and equipment leased under contracts for which the risks and rewards of ownership have been assumed are capitalized. Scheduled depreciation is recorded over the useful economic life of the asset or over the term of the lease. The present value of payment obligations resulting from future lease payments is included as liabilities.

- Interest incurred while items included in property, plant and equipment were under construction has been added to construction costs.

- Direct pension obligations are measured in accordance with Statement of Financial Accounting Standards (SFAS) No. 87, using valuation methods consistent with those used for indirect pension obligations in the unconsolidated financial statements of Deutsche Telekom AG. The increase in the average life expectancy is taken into account in the measurement of all pension obligations in the consolidated financial statements.

- In the measurement of the compensation obligations to the Civil Service Health Insurance Fund (Postbeamtenkrankenkasse), the additional accruals required according to the new 1998 life expectancy tables by Prof. Dr. Klaus Heubeck ("Richttafeln 1998") were fully recognized as income in the 1998 financial year. In contrast to the unconsolidated financial statements of Deutsche Telekom AG, where the accruals are spread over four financial years, this accrual was made in full in the consolidated financial statements.

- Accruals for the internal costs of preparing the annual financial statements are not recorded.

- Investment grants received are recorded as reductions of the acquisition costs of assets.

The financial statements of Deutsche Telekom AG as well as the financial statements of the Deutsche Telekom Group, which have an unqualified audit opinion from Ernst & Young Deutsche Allgemeine Treuhand AG Wirtschaftsprüfungsgesellschaft, Stuttgart, and PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, are published in the Federal Gazette (Bundesanzeiger) and filed under HRB 6794 with the Commercial Registry of the Bonn District Court. This annual report and the Annual Report on Form 20-F, filed with the SEC due to Deutsche Telekom's listing on the NYSE, are available upon request from Deutsche Telekom AG, Bonn, Investor Relations.

Consolidated group.
The consolidated financial statements are comprised of the accounts of Deutsche Telekom AG and its subsidiaries.

The subsidiaries, associated companies and other related companies have been included in the consolidated financial statements in accordance with the following criteria:

- Subsidiaries are companies in which Deutsche Telekom directly or indirectly has majority voting rights or management control.

- Associated companies are companies in which Deutsche Telekom directly or indirectly holds between 20 % and 50 % of the voting rights and exercises a significant influence. Such companies are generally included in the consolidated financial statements using the equity method.

- Companies in which Deutsche Telekom holds less than 20 % of the voting rights are carried in the consolidated financial statements at the lower of acquisition cost or market value and classified as other investments in related companies.

The changes in the composition of the Deutsche Telekom Group in 2001 are presented in the following table:

	Domestic	International	Total
Consolidated subsidiaries			
Jan. 1, 2001	80	129	209
Additions	16	129	145
Disposals	(10)	(12)	(22)
Reclassifications	18	7	25
Dec. 31, 2001	104	253	357
Associated companies included at equity			
Jan. 1, 2001	24	28	52
Additions	2	10	12
Disposals	(1)	(4)	(5)
Reclassifications	(4)	(5)	(9)
Dec. 31, 2001	21	29	50
Other unconsolidated subsidiaries and other investments in related companies (greater than 5 %)			
Jan. 1, 2001	90	54	144
Additions	27	13	40
Disposals	(12)	(17)	(29)
Reclassifications	(14)	(2)	(16)
Dec. 31, 2001	91	48	139
Total			
Jan. 1, 2001	194	211	405
Additions	45	152	197
Disposals	(23)	(33)	(56)
Reclassifications	0	0	0
Dec. 31, 2001	**216**	**330**	**546**

The consolidated financial statements include the individual company financial statements of the parent company, Deutsche Telekom AG, as well as 104 (Dec. 31, 2000: 80) domestic and 253 (Dec, 31, 2000: 129) foreign subsidiaries in which Deutsche Telekom AG has a direct or indirect controlling interest.

The most significant subsidiaries consolidated for the first time in 2001 are VoiceStream/Powertel including their subgroup financial statements. The changes in the composition of the Deutsche Telekom Group had the following effects on the consolidated financial statements:

Effects on the consolidated statement of income (millions of €):	
Revenue	6,248
Goods and services purchased	(2,156)
Personnel costs	(1,782)
Depreciation and amortization	(3,056)
Other income/(expenses)	(2,395)
Net loss	**(3,141)**

Effects on the consolidated balance sheet (millions of €)	
Assets	
Noncurrent assets	54,621
Current assets, prepaid expenses, deferred charges and deferred taxation	2,461
	57,082
Shareholders' equity and liabilities	
Shareholders' equity	26,032
Accruals	7,019
Liabilities and deferred income	24,031
	57,082

On January 15, 2001 Deutsche Telekom acquired 51 % of the shares in the Macedonian telecommunications company Makedonski Telekommunikacii A.D., Skopje (referred to as Maktel below) via a subsidiary of MATÁV. The acquisition costs amounted to EUR 301.5 million. Maktel was included in the subgroup financial statements of MATÁV for the first time in the first quarter of 2001. The goodwill generated, EUR 180.3 million, will be amortized over a period of 20 years.

In April 2001 Deutsche Telekom acquired a further shareholding in the Czech mobile communications company RadioMobil a.s., Prague (referred to as RadioMobil below) via Cmobil B.V., Amsterdam, a subsidiary of T-Mobile International AG, Bonn (referred to as T-Mobile International below). The acquisition costs for this additional 11.77 % stake amounted to EUR 598 million. This increased CMobil's stake to 60.77 %. The additional goodwill generated, EUR 444 million, will be amortized over a period of 12 years. RadioMobil was consolidated in full for the first time on April 1, 2001.

On May 31, 2001 Deutsche Telekom acquired 100% of the shares in VoiceStream Wireless Corporation, Bellevue and Powertel Inc., Bellevue for a total purchase price of EUR 39.4 billion including a cash component of EUR 4.9 billion and the initial investment in VoiceStream preferred stock amounting to EUR 5.6 billion, which Deutsche Telekom had made in September 2000. VoiceStream Wireless Corporation provides communications services for private households in urban areas of the United States on the basis of GSM (Global System for Mobile Communications) technology. Powertel Inc. provides communications services for private households, mainly in urban areas in the South-East of the United States on the basis of GSM technology. VoiceStream shareholders received for each share of VoiceStream common stock either 3.6693 Deutsche Telekom shares and US$ 15.7262 in cash, 3.6683 Deutsche Telekom shares and US$ 15.9062 in cash or 3.7647 Deutsche Telekom shares. Each Powertel shareholder received 2.6353 Deutsche Telekom shares for each Powertel share. The consolidation of VoiceStream and Powertel generated goodwill totaling EUR 23.6 billion. This will be amortized over a period of up to 20 years. VoiceStream and Powertel were consolidated in full for the first time on May 31, 2001. In conjunction with the acquisition of VoiceStream and Powertel as described above, Deutsche Telekom granted rights for the acquisition of a total of 43,619,261 individual no par value Deutsche Telekom shares for options and bonds relating to the shares of these two companies (exchange rights of Cook Inlet and Eliska Wireless) on the basis of existing agreements concerning the exchange of warrants.

Deutsche Telekom AG acquired an additional 16 % stake in the capital of the Croatian telecommunications company HT-Hrvatske telekomunikacije d.d., Zagreb, on October 25, 2001 for a purchase price of EUR 507 million. Deutsche Telekom AG is therefore now the majority shareholder with a stake of 51 % and includes the company in full in its consolidated financial statements from November 1, 2001. The goodwill generated, a total of EUR 240 million, will be amortized over a period of up to 20 years.

In the first quarter of 2000, as a result of the acquisition of the Netherlands-based Mediaone holding company increases in shareholdings consisted of 49 % of the shares in the Hungarian mobile communications company Westel 900 and a further 22.5 % of the shares in the Polish mobile communications company Polska Telefonia Cyfrowa (PTC) for a total purchase price of EUR 2.1 billion. The resulting goodwill amounts to EUR 0.9 billion for Westel 900 and EUR 1.1 billion for PTC, which will be amortized over a period of 15 years. At the same time, MATÁV was granted an option to acquire the remaining 49 % in Westel 900.

In April 2000, the subsidiary T-Online International AG acquired as part of a capital increase against noncash contributions 99.9 % of the shares in the French Internet service provider Grolier Interactive Europe Online Groupe S.A. (renamed T-Online France SAS) from the Lagadère group. This resulted in goodwill in Deutsche Telekom's consolidated financial statements of EUR 0.5 billion, which will be amortized over a period of 7 years. T-Online France was consolidated for the first time in the second quarter of 2000.

Ameritech exercised its right effective June 30, 2000 to offer and transfer its 50 % stake in MagyarCom to Deutsche Telekom. Consequently, Deutsche Telekom is now the sole shareholder in the holding company. The purchase price was EUR 2.3 billion; this resulted in further goodwill of EUR 1.9 billion, which will be amortized over a period of 15 years. MagyarCom only holds shares (59.52 %) in the publicly traded company MATÁV.

In October 2000, Deutsche Telekom acquired a shareholding through T-Systems GmbH of 50.1 % in debis Systemhaus GmbH (now T-Systems ITS GmbH), including its subsidiaries, for a cash contribution of EUR 4.6 billion. The group operates in the field of information technology. The consolidation of debis Systemhaus in the fourth quarter of 2000 generated goodwill of EUR 2.6 billion, for scheduled amortization over a period of between 3 and 12 years. Deutsche Telekom AG has granted DaimlerChrysler Services AG, Berlin, an option valid until January 1, 2005, under which DaimlerChrysler Services AG has the right to sell its shares in debis Systemhaus GmbH (49.9 %) to Deutsche Telekom AG. In addition, Deutsche Telekom AG has an option valid from January 1, 2002 to January 1, 2005 to acquire debis Systemhaus in full.

At the end of the third quarter 2000, Deutsche Telekom AG acquired a total of 51 % of the shares in the Slovakian telecommunications company Slovenské for EUR 1.0 billion through the purchase and take-over of the shares from the subsequent capital increase. The resulting goodwill of EUR 0.5 billion will be amortized over a period of 15 years. The company was consolidated for the first time on September 30, 2000.

The following pro forma information shows Deutsche Telekom's most important financial data, including the major subsidiaries acquired in 2000 and 2001, as if they had been consolidated at January 1, 2000.

Unaudited pro forma information	**2001**	2000
Net revenue (billions of €)		
Shown	48.3	40.9
Pro forma (in accordance with APB 16)	51.1	47.9
Net income/(loss) under German GAAP (billions of €)		
Shown	(3.5)	5.9
Pro forma (in accordance with APB 16)	(6.0)	(1.4)
Earnings/(loss) per share under German GAAP (€)		
Shown	(0.93)	1.96
Pro forma (in accordance with APB 16)	(1.61)	(0.47)

83 subsidiaries (Dec. 31, 2000: 84) were not included because they were not material to the net worth, financial position and results of the Deutsche Telekom Group. These subsidiaries accounted for less than 1 % of consolidated revenue, results and balance sheet total of the Deutsche Telekom Group.

In accordance with § 311 paragraph 1 HGB, 50 (Dec. 31, 2000: 52) companies over which Deutsche Telekom exercises significant influence have been classified as associated companies and are accounted for using the equity method. The remaining 56 (Dec, 31, 2000: 60) associated companies which have little or no effect on the net worth, financial position and results of the T-Mobile International Group were classified as other investments in related companies at acquisition cost less applicable write-downs.

The full list of investment holdings is filed with the Commercial Registry of the Bonn District Court (HRB 6794). It is available upon request from Deutsche Telekom AG, Bonn, Investor Relations. Furthermore, the list of investment holdings includes a full list of all subsidiaries which exercise the disclosure simplification option in accordance with § 264 paragraph 3 HGB.

Principal subsidiaries and associated companies. The principal subsidiaries and associated companies whose revenues and results, together with Deutsche Telekom AG, account for more than 90 % of the Group are shown in the table below:

Name and registered office	Deutsche Telekom share Dec. 31, 2001 %	Shareholders' equity Dec. 31, 2001 millions of €	Revenue 2001 millions of €	Income after taxes 2001 millions of €	Employees 2001 annual average
Subsidiaries					
DeTeMobil Deutsche Telekom MobilNet GmbH, Bonn [5]	100.00	1,447	7,076	1,123	9,488
Deutsche Telekom Mobile Holdings Ltd., London, United Kingdom [1,5]	100.00	13,989	3,279	(1,587)	6,784
max.mobil. Telekommunikation Service GmbH, Vienna, Austria [1,5]	100.00	367	1,052	1	2,858
VoiceStream Wireless Corporation, Bellevue, Washington, USA/ **Powertel Inc.**, Bellevue, Washington, USA [1,2,5]	100.00	36,795	2,798	(2,795)	9,098
RadioMobil a.s., Prague, Czech Republic [2,7]	60.77	298	487	48	1,755
T-Online International AG, Darmstadt [1]	81.71	5,814	1,140	(804)	1,810
T-Systems ITS GmbH, Leinfelden-Echterdingen [1,6]	50.10	4,559	996	(147)	20,967
T-Systems CSM GmbH, Darmstadt [6]	100.00	243	1,969	189	6,766
T-Systems Nova GmbH, Bonn [6]	100.00	70	830	46	5,083
T-Systems SIRIS S.A.S., Paris, France [6]	100.00	82	241	(155)	594
GMG Generalmietgesellschaft mbH, Münster	100.00	153	3,764	(48)	7,828
T-Data, Gesellschaft für Datenkommunikation mbH, Bonn [1]	100.00	502	573	15	1,248
Kabel Deutschland GmbH, Bonn [1]	100.00	3,801	1,095	508	2,461
MATÁV Magyar, Távközlési Rt., Budapest, Hungary [1,4]	59.52	2,074	2,138	438	16,819
Slovenské Telekomunikácie, a.s., Bratislava, Slovakia	51.00	1,053	462	94	12,089
HT-Hrvatske telekomunikacije d.d., Zagreb, Croatia [1,2]	51.00	1,546	154	5	1,871
Associated companies					
MTS, OJSC Mobile TeleSystems, Moscow, Russia [3,8]	36.20	661	604	191	2,340
Other companies					
France Télécom S.A., Paris, France [1,3]	1.78	33,157	33,674	3,660	188,866

[1] Consolidated subgroup financial statements
[2] Revenue and net income since being included in the Deutsche Telekom Group
[3] 2000 financial year
[4] Held via MagyarCom Holding GmbH, Bonn (Deutsche Telekom AG share: 100 %)
[5] Indirect shareholding via T-Mobile International AG, Bonn (Deutsche Telekom share: 100 %)
[6] Indirect shareholding via T-Systems International GmbH, Bonn (Deutsche Telekom share: 100 %)
[7] Indirect shareholding via Cmobil B.V., Amsterdam (Deutsche Telekom indirect share: 92.14 %)
[8] Indirect shareholding via DeTEMobil Deutsche Telekom Mobil Net GmbH, Bonn, (Deutsche Telekom share: 100 %)

Consolidation principles.
Capital consolidation *is performed following the book* value method under German GAAP. Under this method, the purchase consideration for an acquisition is allocated to the assets and liabilities acquired based on their fair values. Any resulting excess of the purchase consideration over the parent's interest in the fair value of net assets acquired is capitalized as goodwill and amortized over its useful life. Negative goodwill from capital consolidation is included under other accruals.

Profits or losses generated by subsidiaries during their period of affiliation with the Group are included in retained earnings (deficit); furthermore, they include the effects of consolidation and the net income (loss) of subsidiaries.

If, in the course of capital increases of subsidiaries and associated and related companies, shares are issued to third-party shareholders, without the involvement of Deutsche Telekom, the resulting added value for Deutsche Telekom is shown, in cases of cash capital increases, as income in the income statement; in cases of capital increases for noncash contributions, it is only shown as such if the added value exceeds a given level of goodwill acquired by the subsidiary or associated or related company in the course of the capital increase.

Revenue, income and expenses as well as receivables and liabilities between the consolidated companies are eliminated. **Intercompany profits and losses** and income effects from the **consolidation of intercompany debt** are eliminated in the consolidated financial statements.

The consolidated balance sheets include deferred taxes resulting from the effects of consolidation, provided the tax expense is expected to reverse in later years except where the effects of consolidation relate to the parent company during the periods prior to the end of 1995, when it was essentially exempt from taxation.

The investments in associated companies included **at equity** are accounted for using the book value method by applying Deutsche Telekom's uniform principles of valuation. This method is similar to the method described above for consolidated subsidiaries. The principles used for full consolidation are also applied in treating the differences resulting from the initial consolidation.

Joint ventures are included in the consolidated financial statements using the equity method.

Foreign currency translation.
In the individual company financial statements, foreign currency receivables, cash in banks and liabilities are translated at the exchange rate applicable on the transaction date. Unrealized foreign currency losses due to exchange rate fluctuations through the balance sheet date are recognized in the income statement while unrealized foreign currency gains are not recognized. Where foreign currency items have been hedged by forward exchange contracts, they are valued at the corresponding hedge rate.

Currency translation of foreign subsidiaries is made in accordance with the functional currency method. Thus, the functional currency is the currency in which the foreign subsidiary performs its principal operations. The activities and financial structure as reported in this currency should be reflected in the group accounts. Generally, the functional currency of dependent subsidiaries is identical with that of the parent company. Dependent subsidiaries are translated according to the temporal method. On the other hand, the functional currency of independent subsidiaries is the local currency. Currently all consolidated foreign subsidiaries of Deutsche Telekom conduct their operations independently of the parent company; the currencies are therefore translated according to the modified current rate method. Therefore, in the consolidated financial statements, the translation of all items shown in balance sheets of foreign subsidiaries from foreign currencies into euros is performed using middle rates on the balance sheet date and, for Member States of the European Monetary Union, the official euro conversion rates. Gains and losses resulting from translation are recorded, without affecting net income, in retained earnings (deficit). The income statements of foreign subsidiaries are translated at the average annual exchange rates.

The exchange rates of certain significant currencies are as follows:

	Annual average rate			Rate at balance sheet date	
	2001	2000	1999	Dec. 31, 2001	Dec. 31, 2000
	€	€	€	€	€
100 Swiss Francs (CHF)	66.2063	64.2701	62.5317	67.5494	65.6859
100 Czech Koruna (CZK)	2.9092	2.8011	2.7133	3.1309	2.8547
1 Pound Sterling (GBP)	1.6076	1.6423	1.5181	1.6418	1.6044
100 Croatian Kuna (HRK)	13.3685	13.0896	13.0640	13.6055	13.1924
100 Hungarian Forints (HUF)	0.3904	0.3850	0.3958	0.4079	0.3775
100 Indonesian Rupiah (IDR)	0.0109	0.0130	0.0121	0.0109	0.0111
100 Japanese Yen (JPY)	0.9170	1.0050	0.8292	0.8644	0.9361
100 Malaysian Ringgit (MYR)	29.3934	28.5882	24.7594	29.8263	28.2907
100 Philippine Pesos (PHP)	2.1913	2.4585	2.4049	2.1973	2.1521
100 Polish Zloty (PLN)	27.2201	24.9595	23.7013	28.6050	25.9876
1 Russian Ruble (RUB)	0.0383	0.0386	0.0378	0.0372	0.0376
100 Singapore Dollars (SGD)	62.5594	62.9966	55.4866	61.2145	66.0721
100 Slovak Koruna (SKK)	2.3099	2.1282	2.2700	2.3377	2.2773
1 U.S. Dollar (USD)	1.1168	1.0863	0.9388	1.1334	1.0750

Accounting and valuation.

Net revenues consist of goods and services sold in connection with the ordinary business activities of Deutsche Telekom. Net revenues are recorded net of VAT and sales-related reductions and in accordance with the realization principle in the period in which they occur. Revenues due from foreign carriers for international incoming calls are included in revenues in the period in which the calls occur. Revenues from other operating activities are recognized in the period when earned by the delivery of goods or the rendering of services.

Research and development costs are expensed as incurred.

Pension costs for defined benefit plans are actuarially computed and shown using the Projected Unit Credit Method, which is consistent with SFAS No. 87. This method presupposes the total present value of the benefit obligations accumulated during the reporting period and takes into consideration the expected increases in wages and salaries and in retirement benefits. By contrast, the minimum accrual method in accordance with § 6a of the German Income Tax Act (Einkommensteuergesetz – EStG) is aimed at the recognition of the expense over the employees' entire working lives and does not take the expected increases in wages and salaries and retirement benefits into account (cf. (27) accruals for pensions and similar obligations).

Pension costs include current service cost, interest cost, return on plan assets and amortization of actuarial gains/losses. Calculation of pension obligations according to SFAS 87 may result in an additional minimum liability. This special item and changes to it do not affect net income under U.S. GAAP, but are recorded as an expense in the consolidated financial statements under HGB.

The pension costs are accrued in the balance sheet consistent with SFAS No. 87, whereby the accrual is increased by the expense recognized and decreased by payments made during the year.

Deutsche Telekom is required to make contributions to a pension fund for current and former civil servant employees in annual amounts established by Postreform II, which came into force in 1995, rather than by annual actuarial valuations. The amounts currently due in each period are recognized as an expense in that period.

Advertising costs are charged to expenses as incurred.

Income tax expense includes current payable taxes on income as well as deferred income taxes. Deferred income taxes are recorded for the expected future tax effects attributable to temporary differences in the balance sheets prepared for tax reporting and for financial reporting purposes, except for the effects of those differences that are not expected to reverse in the foreseeable future. Such differences may arise at the individual taxable entity level as well as in consolidation. Deferred taxes on temporary differences relating to Deutsche Telekom AG have not been included in the consolidated financial statements for periods prior to January 1, 1996 as Deutsche Telekom AG was not taxable prior to January 1, 1995 and benefited from an essentially complete exemption from tax in 1995.

Earnings per share for each period are calculated by dividing net income/loss by the weighted average number of ordinary bearer shares outstanding during that period. The weighted average number of ordinary bearer shares in 2001 was ascertained after giving effect to the issuance of shares as part of the acquisition of VoiceStream/Powertel and the start of trading on June 4, 2001 in Frankfurt am Main.

Purchased **intangible assets** are valued at acquisition cost and are amortized on a straight-line basis over their estimated useful lives, except for UMTS licenses which are amortized over the terms of the licenses. Acquired goodwill, including goodwill resulting from capital consolidation, is amortized on a straight-line basis over its useful life.

As permitted by Postreform II, **property, plant and equipment** transferred to Deutsche Telekom AG on January 1, 1995 was recorded in the opening balance sheet of Deutsche Telekom AG at fair market values at that date. However, due to the short period of time between the acquisition dates and January 1, 1995, property, plant and equipment acquired during 1993 and 1994 was valued at its remaining book value. The remaining useful lives and the depreciation methods applicable to these assets were not changed. The fair market values shown in the opening balance sheet have been carried forward as the acquisition costs.

Other property, plant and equipment is valued at acquisition or construction cost, less scheduled depreciation. Construction costs include directly allocable costs, an appropriate allocation of material and production overhead and interest accruing during construction. General administration expenses are not capitalized.

Property, plant and equipment includes nondeductible capitalized German VAT amounts at the level of expected refunds from VAT adjustments pursuant to § 15a of the German Value-Added Tax Act (Umsatzsteuergesetz – UStG) resulting from Deutsche Telekom's full liability for VAT as of 1996. Capitalized VAT was depreciated over a period of four years, starting in 1996 and for the last time in 1999.

Nonscheduled write-downs are provided when an impairment in the value of assets occurs. In order to increase the informative value of the financial statements, accelerated depreciation recorded in the individual company financial statements for tax purposes has not been recognized in the consolidated financial statements.

Depreciation of noncurrent assets is carried out using the straight-line method over the following useful lives:

	Years
Intangible assets	3 to 22
Goodwill	3 to 20
Buildings	25 to 30
Shop improvements and window displays	8
Telephone facilities and terminal equipment	3 to 10
Data communications equipment, telephone network and ISDN switching equipment, transmission equipment, radio transmission equipment and technical equipment for broadband distribution networks	4 to 10
Broadband distribution networks, outside plant networks and cable conduit lines	15 to 35
Telecommunications power facilities and other	3 to 10
Other equipment, plant and office equipment	3 to 20

Additions to real estate property are depreciated beginning in the month the building is placed into service. For assets other than buildings acquired in the first half of a year, a full year of depreciation is provided in the year of acquisition and, for those assets acquired in the second half of the year, a half year of depreciation is provided.

Items with a low acquisition cost are expensed in the year of purchase.

Maintenance and repairs are charged to expenses when incurred.

Upon sale or disposal of noncurrent assets, the related cost and accumulated depreciation are removed from the balance sheet, and a gain or loss is recognized for the difference between the proceeds from the sale and the net carrying amount of the assets.

Financial assets are valued at the lower of cost or market value. Low-interest or non-interest bearing loan receivables are recorded at net present value. Nonscheduled write-downs are provided only if impairment of financial assets is assumed to be permanent.

Raw materials and supplies, and **merchandise** purchased and held for resale are valued at acquisition cost, while **work in process and finished goods** are stated at production cost. Based on normal capacity utilization, production cost includes directly allocable costs such as material and labor costs as well as special production costs plus an appropriate allocation of material and production overhead and straight-line depreciation. General administration and selling costs, social amenities expenses as well as voluntary benefits to personnel including pensions are not included in production cost. The carrying amount of inventories is reduced to the lower of cost or market value at the balance sheet date. To the extent that inventory values are impaired, obsolescence provisions are made.

Receivables and other assets are shown at their nominal value. Known individual risks are accounted for through appropriate individual valuation allowances, and general credit risks through general valuation adjustments of receivables. Low-interest and non-interest bearing items with more than one year remaining to maturity are discounted.

Marketable securities are stated at the lower of cost or market value at the balance sheet date.

Stock options granted in the course of a contingent capital increase are shown in the balance sheet at the date the options are exercised, not at the date they are granted. At the time the options are exercised, the amount received by the company is recorded at the value of the corresponding nominal capital increase in the capital stock and at the value of an additional amount in additional paid-in capital, in accordance with § 272 paragraph 2 No. 1 HGB.

Pension obligations are calculated using actuarial methods in accordance with the internationally accepted Projected Unit Credit Method, which is consistent with U.S. GAAP (SFAS No. 87), and are shown in accordance with SFAS No. 132.

Provisions for taxes and other accruals, including those for loss contingencies and environmental liabilities are recorded using best estimates. Sufficient allowance was made for all perceivable risks when assessing these provisions and accruals.

Deferred taxes are calculated for the expected tax effects of temporary differences between the balance sheets prepared for financial reporting and tax reporting purposes, as well as for the temporary differences arising from consolidation entries. Deferred taxes are netted and either a net deferred tax asset or net deferred tax liability is recorded separately under tax accruals. For purposes of computing deferred taxes, Deutsche Telekom uses a combined tax rate covering German corporate income taxes, trade taxes (at an average German national rate), and the solidarity surcharge (Solidaritätszuschlag). For domestic companies, the German income tax rate for undistributed earnings was used until and including 1999 – and from 2000 the uniform corporate income tax rate – and the respective local tax rate for foreign companies.

Cost accruals are only made by Deutsche Telekom when there is an obligation to carry such liabilities on the balance sheet pursuant to § 249 paragraph 1 HGB. This refers mainly to accruals for costs of maintenance related to the financial year, but only incurred within the first three months of the following year.

Major accruals, with the exception of pensions and similar obligations as well as Civil Service Health Insurance Fund accruals for future shortfalls, are not discounted.

Liabilities are recorded at their repayment amount. In instances where the repayment amount of a liability is greater than the principal amount, the difference is recorded as an asset and recognized as an adjustment to interest expense over the term of the liability.

Unrealized losses relating to **derivative financial instruments** which do not qualify for hedge accounting are recognized when incurred, whereas unrealized gains are deferred until realized.

The preparation of consolidated financial statements in accordance with German GAAP requires the Company to make estimates and assumptions that affect the reported carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the amounts of revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.

Notes to the consolidated statement of income.

1 Net revenue.[1]

	2001 millions of €	2000 millions of €	1999 millions of €
T-Com	19,362	20,170	21,606
T-Systems	11,211	8,460	6,018
T-Mobile	12,994	8,994	5,153
T-Online	1,338	1,038	813
Other	3,404	2,277	1,880
	48,309	**40,939**	**35,470**

[1] Deutsche Telekom focused its business activities on its four-pillar strategy in the 2001 financial year and has managed its activities since then in four divisions. "Other" contains not only Group headquarters and central service areas, but also certain foreign subsidiaries (MATÁV, Slovenské, Croatian Telecom). The figures for previous years have been adjusted accordingly.

	2001 millions of €	2000 millions of €	1999 millions of €
Revenue by geographic area			
Domestic	35,107	33,178	31,411
International	13,202	7,761	4,059
	48,309	**40,939**	**35,470**
Breakdown of net revenue			
European Union (excluding Germany)	6,088	5,023	1,906
Rest of Europe	3,787	2,266	1,817
North America	3,066	231	161
Latin America	85	43	17
Other	176	198	158
	13,202	**7,761**	**4,059**

The percentage of the individual revenue segments in relation to net revenue is as follows:

Net revenue



T-Mobile 27%
T-Online 3%
Other 7%
T-Com 40%
T-Systems 23%

Net revenue increased by EUR 7,370 million or 18% over the previous year. The changes in the composition of the Deutsche Telekom Group resulted in a revenue increase of EUR 6,248 million or 15.3%.

The increase in revenue at T-Systems was attributable in particular to the consolidation for the full year of T-Systems ITS and business with national carriers.

T-Mobile generated increased revenue, in particular as a result of the consolidation of VoiceStream/Powertel since June 1, 2001 and the increased mobile communications subscriber numbers at T-Mobile Deutschland and DT Mobile Holdings (referred to as One 2 One below).

The increase at T-Online in the access area is attributable to the strong customer growth and the increased usage across all the main tariffs. The increased roll-out of the portal business also had a positive effect.

The main causes for the revenue decrease at T-Com, besides price changes, were the substitution in the fixed network of long-distance calls by mobile calls in the City region and the influence of competition.

The increase in revenue in the segment "Other" is mainly due to the fact that Maktel, Croatian Telecom and Slovenské were not consolidated in the previous year, or not consolidated for the full financial year. Furthermore, the increased revenue from MATÁV's mobile communications activities due to growth in subscriber numbers also contributed to the revenue growth.

2 Changes in inventories and other own capitalized costs.

	2001 millions of €	2000 millions of €	1999 millions €
Change in inventories of work in process	(7)	161	216
Own capitalized costs	886	703	731
	879	**864**	**947**

Own capitalized costs relate primarily to planning and construction services. They include interest incurred during the construction period in the amount of EUR 65 million (2000: EUR 64 million; 1999: EUR 63 million).

3 Other operating income.

	2001 millions of €	2000 millions of €	1999 millions of €
Income from disposition of marketable securities	1,967	-	-
Income from the disposition of noncurrent assets (including sale of investments)	1,584	5,928	89
Reversal of accruals	1,139	386	506
Foreign currency transaction gains	533	309	89
Income from reversal of valuation adjustments	288	125	106
Cost reimbursements	255	305	248
Refund of value-added tax (§ 15a UStG)	85	169	379
Insurance compensation	46	51	55
Income from the national roaming agreement	5	95	154
Income from capital increases of subsidiaries and associated companies	-	2,887	-
Other income	717	747	245
	6,619	**11,002**	**1,871**

Of the income from the disposition of marketable securities, EUR 1,967 million, EUR 1,954 million relates to income from the sale of shares in Sprint Corporation, Kansas City, USA (referred to as Sprint below).

Income from the disposition of noncurrent assets amounted to EUR 1,584 million. Of this amount, EUR 912 million relate to the sale of the regional cable company in Baden-Württemberg. A further EUR 75 million was generated by the sale of Isla Communications Co., Inc. shares. The decrease in comparison with the previous year is attributable to the non-recurrence of the proceeds from the sale in 2000 of Global One and the cable companies in North-Rhine Westphalia and Hesse. Of the increase in the proceeds from the reversal of accruals for vacancy risks, EUR 350 million relates to the reversal of accruals for real estate risks which were previously calculated as lump sums. This risk is now taken into account in a nonscheduled write-down on real estate to the same value.

Of the total amount of other operating income, EUR 1,897 million (2000: EUR 611 million; 1999: EUR 701 million) relates to other financial years.

4 **Goods and services purchased.**[1]

	2001 millions of €	2000 millions of €	1999 millions of €
Goods purchased	4,397	4,075	2,625
Services purchased	9,080	7,875	5,042
of which: network access charges, Germany	2,174	1,985	1,585
of which: international network access charges	3,268	2,819	1,626
of which: other services	3,638	3,071	1,831
	13,477	**11,950**	**7,667**

[1] Since the beginning of the 2000 financial year, certain expenses (mainly relating to maintenance) have been shown as other operating expenses, rather than other services purchased. EUR 737 million was reclassified for the 1999 financial year.

The level of goods and services purchased increased by EUR 1,527 million compared to 2000. Of this increase, EUR 2,156 million is attributable to changes in the composition of the Deutsche Telekom Group. Without taking into consideration the changes in the composition of the Deutsche Telekom Group, this results in a decrease which is mainly attributable to the lower level of terminal equipment purchased and the considerable decrease in network access charges in the international carrier sector.

5 **Personnel costs/Average number of employees.**

	2001 millions of €	2000 millions of €	1999 millions of €
Wages and salaries:			
Civil servants	1,874	2,287	2,535
Salaried employees (excl. civil servants) [1]	7,439	5,183	3,985
	9,313	**7,470**	**6,520**
Social security contributions and expenses for pension plans and benefits:			
Social security costs	**1,147**	**861**	**730**
Expenses for pension plans for civil servants	845	895	1,483
Expenses for pension plans for salaried employees [2]	607	310	265
Pension costs	**1,452**	**1,205**	**1,748**
Active civil servant healthcare costs	**151**	**164**	**193**
Other employee benefits	**51**	**18**	**19**
	2,801	**2,248**	**2,690**
	12,114	9,718	9,210

[1] Since the new Deutsche Telekom AG collective agreement came into force on July 1, 2001, there is no longer any differentiation between salaried employees and wage earners; a single figure is shown for employees.

[2] Expenses are incurred from net periodic pension cost to which an additional minimum liability amounting to EUR 259 million is added in 2001 and recorded as an expense.

Number of employees (average for the year)	**2001**	2000	1999
	Number	Number	Number
Civil servants	56,707	65,217	76,223
Salaried employees (excl. civil servants) [1]	184,953	139,815	121,783
Total Deutsche Telekom Group	**241,660**	**205,032**	**198,006**
Trainees/student interns	8,147	6,826	6,354

[1] Since the new Deutsche Telekom AG collective agreement came into force on July 1, 2001, there is no longer any differentiation between salaried employees and wage earners; a single figure is shown for employees.

Personnel costs increased by EUR 2,396 million or 24.7 % in the year under review to EUR 12,114 million. EUR 1,782 million relates to newly consolidated companies. Furthermore, collectively agreed adjustments of wages and salaries to bring them in line with market conditions and to promote performance, and the structural change with the assignment of personnel in higher value positions contributed to the increase in personnel costs. In addition, U.S. GAAP provisions required an additional minimum liability of EUR 259 million which had the effect of increasing expense in the consolidated financial statements under German GAAP.

The average number of employees increased by 36,628 or 17.9 % to 241,660. Changes in the composition of the Deutsche Telekom Group in the course of the year led to an increase of 15,327 in the average number of employees (mainly attributable to the new acquisitions, VoiceStream/Powertel and Maktel). The remainder of the increase is mainly attributable to the acquisitions made in the course of the previous year, in particular T-Systems ITS and Slovenské, which in 2000 were only included in the calculation of the average for the period they belonged to the Group and are included in full in the year under review.

6 Depreciation and amortization.

	2001	2000	1999
	millions of €	millions of €	millions of €
Amortization of intangible assets	5,743	2,233	801
of which: amortization of goodwill	3,663	1,247	300
of which: amortization of UMTS licenses	724	381	-
Depreciation of property, plant and equipment	9,478	10,758	7,665
	15,221	**12,991**	**8,466**

Depreciation and amortization increased during the year under review by EUR 2,230 million or 17.2 % to EUR 15,221 million.

Besides the amortization of UMTS licenses, included for the full year for the first time, the inclusion of companies consolidated for the first time had a considerable impact of EUR 3,056 million on this development. This figure includes EUR 1.4 billion of amortization of goodwill, relating in particular to VoiceStream/Powertel with approximately EUR 0.9 billion and T-Systems ITS with EUR 0.2 billion.

On the basis of the measures approved in December to internationalize the T-Mobile company name, nonscheduled write-downs of EUR 1,040 million were made on the goodwill of One 2 One and max.mobil., which includes the existing old company names as components.

Further nonscheduled write-downs of intangible assets amounted to around EUR 63 million.

The nonscheduled write-downs for real estate in the form of a valuation adjustment amounting to EUR 2,018 million made in the previous year were allocated to individual items of real estate, based on a detailed survey, as part of Deutsche Telekom's changed real estate strategy. This survey resulted in further nonscheduled write-downs of EUR 466 million. A nonscheduled write-down was made in the form of a lumped valuation adjustment amounting to EUR 350 million for buildings for which business use is no longer planned.

This write-down corresponds to proceeds in the same amount from the reversal of accruals for risks previously calculated as a lump sum.

Furthermore, nonscheduled write-downs of EUR 159 million were made on property, plant and equipment, in particular EUR 104 million for technical equipment of mobile communications networks of One 2 One.

7 Other operating expenses.

	2001 millions of €	2000 millions of €	1999[1] millions of €
Marketing expenses	1,896	1,967	1,148
Advertising gifts and commissions	1,329	794	381
Losses on accounts receivable and provision for doubtful accounts	1,225	723	514
Rental and leasing expenses	1,213	766	513
Maintenance, repairs and damage reparation	1,133	843	730
Legal and consulting fees	695	591	499
Other employee-related costs	598	493	349
Postal charges	486	481	438
Losses on disposition of noncurrent assets (including sale of investments)	478	1,132	629
Provisions	391	611	238
Foreign currency transaction losses	333	241	275
Administrative expenses	314	217	184
Travel and transport expenses	290	241	192
License and concession expenses	197	116	85
Loan employment and temporary employment expenses	145	122	50
Utilities	129	77	34
Telephone charges	94	15	7
Losses relating to derivative financial instruments	73	194	134
Other expenses	1,132	800	472
	12,151	**10,424**	**6,872**

[1] Prior-year figures have been adjusted to reflect the changed reporting structure in the 2001 financial year. Various expenses (mainly relating to maintenance) were shown under goods and services purchased until 1999. A total of EUR 737 million has been reclassified for the 1999 financial year.

Other operating expense decreased by EUR 561 million before the effects of the changes in the composition of the Deutsche Telekom Group (EUR 2,288 million) are taken into account.

The increase in advertising gifts and commissions relates mainly to the inclusion of VoiceStream/Powertel in 2001. The losses on accounts receivable and provisions for doubtful accounts relate mainly to the parent company and are mostly attributable to bad debt losses with carriers. The increase in rental and leasing expenses results mainly from the changes in the composition of the Deutsche Telekom Group, in particular the consolidation of VoiceStream/Powertel and T-Systems ITS GmbH. Maintenance, repairs and damage reparation expenses increased at Deutsche Telekom AG in particular as a result of more extensive modernization measures.

This was offset by a decrease in losses from dispositions. The losses on disposition of noncurrent assets in the previous year mainly related to the scrapping of outside plant equipment and the sale of Eurobell (Holdings) Plc, Crawley.

Of the total amount of other operating expenses, EUR 534 million (2000: EUR 1,208 million, 1999: EUR 687 million) relates to other accounting periods.

8 Financial income (expense), net.

	2001 millions of €	2000 millions of €	1999 millions of €
Dividend income from investments	107	147	166
Results related to companies accounted for under the equity method (including amortization of goodwill)	(547)	1,890	(265)
Income/(loss) related to associated and related companies	**(440)**	**2,037**	**(99)**
Income from debt securities and long-term loan receivables	152	487	83
Other interest and similar income	408	511	420
Interest and similar expense	(4,698)	(4,095)	(3,049)
Net interest expense	**(4,138)**	**(3,097)**	**(2,546)**
Write-downs on financial assets and marketable securities	**(770)**	**(170)**	**(244)**
	(5,348)	**(1,230)**	**(2,889)**

The increase in the net financial expense in the 2001 financial year is a consequence of several similar effects. The income (loss) related to subsidiaries, associated and related companies decreased by EUR 2,477 million compared with the high positive level of the previous year at EUR 2,037 million, mainly as a consequence of the non-recurrence of a one-time effect relating to the associated company DT FT Italian Holding GmbH which, in the previous year, showed proceeds of EUR 2,358 million from the sale of WIND. Net interest expense was increased partly by the growth in interest expenditure (EUR 603 million), which is mainly attributable to the newly issued bonds for financing the UMTS licenses, and partly by the reduced income from debt securities and long-term loan receivables (EUR -335 million) due to the sale of specialized security funds in the first half of 2000. The increase in write-downs on financial assets and marketable securities by EUR 600 million to EUR 770 million is a result of the valuation adjustment of the net carrying amount of Deutsche Telekom's shareholding in France Télécom (EUR 312 million) and increased valuation adjustments for loans to subsidiaries of Kabel Deutschland GmbH (EUR 317 million).

9 Extraordinary income (losses).

In the previous year this item related to the share offering costs for the initial public offering of T-Online International AG and expenses for the planned initial public offering of T-Mobile International AG. In 1999 this item showed exclusively the costs from Deutsche Telekom AG's second share offering.

10 Taxes.

Breakdown of income before taxes:

	2001 millions of €	2000 millions of €	1999 millions of €
Germany	2,953	8,291	2,910
International	(5,457)	(1,958)	34
	(2,504)	**6,333**	**2,944**

Breakdown of tax expense:

	2001 millions of €	2000 millions of €	1999 millions of €
Income taxes	751	194	1,380
Other taxes	57	124	40
	808	318	1,420

Breakdown of the Group's income taxes, Germany and international:

	2001 millions of €	2000 millions of €	1999 millions of €
Current taxes			
Germany	686	207	1,471
International	91	35	34
Deferred income taxes			
Germany	(30)	(57)	(121)
International	4	9	(4)
	751	**194**	**1,380**

The combined statutory income tax rate, currently 39 %, includes corporate income taxes at a rate of 25 %, trade taxes at an average German national rate, and the solidarity surcharge of 5.5 % on corporate income tax (Solidaritätszuschlag).

Although the Group's results under HGB are considerably lower than in the previous year, the taxable result is higher than the comparable figure for the previous year. This is attributable to the differing composition of income and expense with and without tax effects.

There was no income tax expense despite the increased basis for tax calculation due to existing net operating loss carryforwards (in particular from the write-down of the Sprint shares in 2000).

Differences between actual income taxes of EUR 751 million for 2001 (2000: EUR 194 million) and the imputed, "expected" corporate income tax expense (computed using the statutory corporate income tax rate for the parent company (combined income tax rate) of 39 % (2000: corporate income tax rate for undistributed earnings of 43 %) are as follows:

	2001 millions of €	2000 millions of €
Expected corporate income tax at the tax rate applicable for the parent company	(977)	2,723
Increase (decrease) in income tax due to:		
Tax-free gains/losses	(795)	(1,252)
Reduction of the Group's results without tax effect	2,896	1,497
Increase in the Group's results without tax effect	(171)	(2,324)
Discounted taxation, including taxation differences abroad	(491)	(546)
Permanent and semi-permanent differences between the balance sheets prepared for financial reporting and tax reporting purposes	611	(640)
Trade tax (long-term debt)	216	180
Utilization of net operating loss carryforwards	(1,186)	370
Effects of changes in tax law/corrections	676	167
Other	(28)	19
Income taxes	**751**	**194**
Effective income tax rate	–30 %	3.1 %

In its tax return Deutsche Telekom AG has recognized a goodwill (residual difference between the market value of the Company and the fair value of the individual assets) that is – based on § 7 paragraph 1 EStG – amortized over a period of 15 years. In line with the principle of prudence, as in previous years, goodwill amortization has not been recognized for accounting purposes in the year under review until this approach has been fully approved.

Deferred taxes result primarily from temporary differences between income determined under German GAAP and under applicable tax law. On the basis of the existing net operating loss carryforwards in the Deutsche Telekom tax consolidation group, the parent company will not show any income taxes on the current taxable result until the net operating loss carryforwards have been utilized in full. The deferred taxes of the parent company and the integrated companies which will offset each other in the short term, i. e. over the period of utilization of the net operating loss carryforwards, were released in the year under review.

At December 31, 2001, Deutsche Telekom had net operating loss carryforwards affecting corporate income tax and similar carryforwards amounting to approximately EUR 17,633 million (2000: EUR 547 million) and trade tax net operating loss carryforwards amounting to approximately EUR 4,580 million (2000: EUR 753 million). With the exception of net operating loss carryforwards of EUR 11,084 million, the utilization of which is limited to various periods, these net operating loss carryforwards have an unlimited carry-forward period under German and local tax law.

11 **Income (losses) applicable to minority shareholders.**
Income (losses) applicable to minority shareholders includes EUR 322 million (2000: EUR 189 million; 1999: EUR 274 million) in gains and EUR 180 million (2000: EUR 100 million; 1999: EUR 3 million) in losses. The gains in 2001 relate mainly to MATÁV and T-Systems ITS. The losses relate mainly to T-Online International AG.

Notes to the consolidated balance sheet.

12 Intangible assets.

	Dec. 31, 2001 Net carrying amount millions of €	Dec. 31, 2000 Net carrying amount millions of €
Concessions, industrial and similar rights and assets, and licenses in such rights and assets	39,254	16,406
Goodwill	40,597	19,263
Advance payments	200	85
	80,051	**35,754**

The increase in concessions and industrial and similar rights is mainly due to the changes in the composition of the Deutsche Telekom Group, EUR 23,455 million of which relates to VoiceStream/Powertel, mostly for mobile communications licenses. The EUR 21,334 million increase in goodwill is also a result of the consolidation for the first time of VoiceStream/Powertel, which accounted for EUR 23,598 million. This is offset by amortizations of EUR 3,663 million.

The development of intangible assets is shown in the table of consolidated noncurrent assets.

13 Property, plant and equipment.

	Dec. 31, 2001 Net carrying amount millions of €	Dec. 31, 2000 Net carrying amount millions of €
Land and equivalent rights, and buildings including buildings on land owned by third parties	13,063	14,416
Technical equipment and machinery	39,947	35,521
Other equipment, plant and office equipment	2,743	2,132
Advance payments and construction in progress	2,955	2,068
	58,708	**54,137**

The development of property, plant and equipment is the result of offsetting effects. On the one hand, investments were made amounting to EUR 9,853 million which relate mainly to technical equipment and machinery. Furthermore, property, plant and equipment increased as a result of the changes in the composition of the Deutsche Telekom Group – particularly relating to the inclusion of VoiceStream/Powertel and Croatian Telecom. On the other hand, the partial sale of cable activities had a positive effect of EUR 433 million.

The development of property, plant and equipment is shown in the table of consolidated noncurrent assets.

Leasing.

Minimum lease payments under leases expiring subsequent to December 31, 2001 are shown below (millions of EUR).

Year	Capital leases millions of €	Operating leases millions of €
2002	46	1,269
2003	48	1,014
2004	48	856
2005	51	756
2006	51	684
after 2006	662	2,737
Total minimum lease payments	**906**	**7,316**
Imputed interest	(384)	
Present value of net minimum lease payments	**522**	

Capital leases are primarily for office buildings and have terms of up to 25 years.

14 Financial assets.

	Dec. 31, 2001 Net carrying amount millions of €	Dec. 31, 2000 Net carrying amount millions of €
Investments in subsidiaries	228	153
Loans to subsidiaries	82	57
Investments in associated companies	3,944	6,663
Other investments in related companies	1,895	7,456
Long-term loans to associated and related companies	395	718
Other investments in noncurrent securities	879	1,106
Other long-term loans	534	562
	7,957	**16,715**

The decrease of EUR 2,719 million in the net carrying amount of investments in associated companies relates mainly to a dividend payment of DT-FT Italian Holding GmbH, Bonn, amounting to EUR 2,759 million and a reclassification of the shares in Croatian Telecom, Zagreb, as a result of its full consolidation for the first time in the year under review. Furthermore, the decrease is marked by negative contributions and the amortization of goodwill. These developments were offset by increases in various related companies of the Voice Stream Wireless Corporation, Bellevue, USA, amounting to EUR 290 million.

The net carrying amounts of other investments in related companies also decreased by EUR 5,561 million, as the initial investment of EUR 5,590 million in VoiceStream made in 2000 as part of the acquisition costs has now been replaced by the full consolidation of the company. Furthermore, the valuation adjustment of the shareholding in France Télécom S.A., Paris, France reduced its net carrying amount. These decreases were counteracted in other investments in related companies by the acquisition of 9.3 % of the shares in Globe Telecom Inc., Mandaluyoung City, Philippines by DeTeAsia Holding GmbH, Bonn for EUR 254 million.

Long-term loans primarily include loans to associated and related companies. The decrease is mainly attributable to valuation allowances for loans to cable companies.

Other investments in noncurrent securities mainly include fixed-interest securities. The decrease is attributable to the sale of part of the fixed-interest securities from the portfolio of Deutsche Telekom Holding B.V., Amsterdam, Netherlands. This is offset by the acquisition of additional fixed-interest securities by Deutsche Telekom AG for EUR 74 million.

The development of financial assets is shown in the table of consolidated noncurrent assets. The full list of investment holdings is filed under HRB 6794 with the Commercial Registry of the Bonn District Court. It is available upon request from Deutsche Telekom AG, Bonn, Investor Relations.

Significant investments in associated companies are shown below:

	Dec. 31, 2001			Dec. 31, 2000		
Name	Deutsche Telekom share %	Net carrying amount millions of €	of which: Net difference between carrying value and equity in net assets millions of €	Deutsche Telekom share %	Net carrying amount millions of €	of which: Net difference between carrying value and equity in net assets millions of €
PTC	45.00	1,232	1,114	45.00	1,165	1,088
BEN Holding [1]	50.00	871	584	50.00	1,036	638
GSM Facilities	24.00	516	-	-	-	-
MTS [2]	36.20	435	16	36.20	327	17
Cook Inlet/ VS GSM IV	83.56	360	-	-	-	-
Other		530	101		4,135	574
		3,944	**1,815**		**6,663**	**2,317**

[1] Shareholding: 50 % minus 1 share

[2] Proportional market value on December 31, 2001: EUR 1,459 million.

15 Inventories, materials and supplies.

	Dec. 31, 2001 Net carrying amount millions of €	Dec. 31, 2000 Net carrying amount millions of €
Raw materials and supplies	597	201
Work in process	458	612
Finished goods and merchandise	606	763
Advance payments	10	11
	1,671	**1,587**

Inventories, materials and supplies increased compared with 2000 by EUR 84 million or 5.3 %. The effect from the consolidation for the first time of VoiceStream/Powertel, Maktel, RadioMobil and Croatian Telecom amounted to EUR 354 million.

Raw materials and supplies include spare parts for data communications equipment, transmission equipment and other telecommunications spare parts, components and cable. Work in process is mainly related to projects which have not yet been completed, such as the installation of private automatic branch exchanges (PABXs) and the implementation of IT systems solutions.

Finished goods and merchandise relate mainly to inventories of terminal equipment held both for resale and leasing as well as existing rights of use for submarine cables.

Advance payments relate mainly to orders for terminal equipment.

16 Receivables.

	Dec. 31, 2001 Net carrying amount millions of €	Dec. 31, 2000 Net carrying amount millions of €
Trade accounts receivable	6,173	6,852
Receivables from subsidiaries	423	149
Receivables from associated and related companies	230	158
	6,826	**7,159**

In December 2001, Deutsche Telekom AG sold certain trade accounts receivable to a special purpose vehicle in a global assignment of debts as part of its asset-backed securities. This explains to a great extent the decrease in trade accounts receivable compared with the previous year. The contract explicitly rules out the retransfer of the receivables sold. The credit risks taken by the purchaser are compensated by a corresponding "discount 1". The remaining moral risk (outstanding contract risk) for Deutsche Telekom was agreed in a further "discount 2". The contract provides for an interest bonus for both discounts if the risks covered by the discounts are ultimately not realized to the detriment of the purchaser. The receivables sold are still collected by Deutsche Telekom on behalf of the purchaser.

All receivables, with the exception of EUR 183 million, are due within one year.

The allowance for doubtful accounts and changes therein are in millions of euros as follows:

	2001 millions of €	2000 millions of €	1999 millions of €
January 1	790	493	371
Charged to costs and expenses	821	379	173
Amounts written off/ released	(623)	(82)	(51)
December 31	**988**	**790**	**493**

Valuation allowances at Deutsche Telekom have increased due to bad debt losses, mainly as a result of the increase in doubtful accounts receivable in the carrier sector.

The Company directly wrote off accounts receivable balances of EUR 391 million in 2001 (Dec. 31, 2000: EUR 344 million).

17 Other assets.

	Dec. 31, 2001 Net carrying amount millions of €	Dec. 31, 2000 Net carrying amount millions of €
Tax receivables	3,287	2,262
Accrued interest	352	289
Receivables from employees	34	56
Receivables from reimbursements and loans receivable	221	286
Miscellaneous other assets	1,072	778
	4,966	**3,671**

The increase in other assets relates mainly to tax receivables, which consist mainly of income taxes. The change compared with the previous year is mainly due to a claim for reimbursement of corporate income tax resulting from the dividend payment of T-Mobile International AG to Deutsche Telekom AG.

The increase in miscellaneous receivables mainly relates to the capitalization of fair values of derivative transactions which qualify for hedges.

18 Marketable securities.

	Dec. 31, 2001 Net carrying amount millions of €	Dec. 31, 2000 Net carrying amount millions of €
Treasury shares	7	7
Other marketable securities	695	2,363
	702	**2,370**

The level of treasury shares at the balance sheet date, 2,670,828, unchanged from the balance sheet date of the previous year, is made up as follows:

1996 Employee Stock Purchase Plan	459,900
1999 Employee Stock Purchase Plan	5,185,278
Decrease as a result of the 2000 Employee Stock Purchase Plan	(2,988,980)
Shares acquired from the KfW, not yet issued	14,630
	2,670,828

The shares are recorded in the balance sheet at acquisition cost of EUR 2.56 per share. The shares not purchased by employees in the previous year (14,630) were initially shown in the balance sheet at acquisition cost of EUR 0.9 million and written down to the lower market trading price applicable at the balance sheet date. The total proportion of treasury shares in capital stock is 0.07 %.

The decrease in other marketable securities compared with the previous year is mainly attributable to the sale of shares in Sprint.

Other marketable securities are primarily own bonds held (EUR 275 million) to maintain favorable trading conditions, callable step-up bonds (EUR 322 million) and Portuguese government bonds (EUR 55 million).

19 Liquid assets.

	Dec. 31, 2001 Net carrying amount millions of €	Dec. 31, 2000 Net carrying amount millions of €
Checks	47	12
Petty cash and deposits at the Bundesbank	25	41
Cash in banks (including deposits at Deutsche Postbank AG)	2,796	1,840
	2,868	**1,893**

	Dec. 31, 2001 Net carrying amount millions of €	Dec. 31, 2000 Net carrying amount millions of €
Cash and cash equivalents		
Original maturity less than 3 months	2,738	1,006
Temporary cash investments (original maturity longer than 3 months)	130	887
	2,868	**1,893**

Cash and cash equivalents with original maturity of less than 3 months consist primarily of fixed-term bank deposits, checking account balances, deposits at the Bundesbank and Deutsche Postbank AG and petty cash. Temporary cash investments consist almost exclusively of fixed-term bank deposits.

The change in the composition of the Deutsche Telekom Group has an impact of EUR 381 million. The increase in cash in banks is mainly attributable to Deutsche Telekom's fixed-term bank deposit (EUR 1,069 million).

20 Prepaid expenses, deferred charges and deferred taxation.

Prepaid expenses and deferred charges of EUR 813 million (Dec. 31, 2000: EUR 956 million) include discounts on loans of EUR 351 million (Dec. 31, 2000: EUR 59 million) which are amortized on a straight line basis over the terms of the respective liabilities. Of the total amount, EUR 151 million relates to the consolidation of VoiceStream for the first time, and EUR 146 million to Deutsche Telekom International Finance B.V., Amsterdam, Netherlands.

Other prepaid expenses and deferred charges are also shown for advance personnel costs and lease payments. In the previous year, by contrast, a deferred tax asset of EUR 475 million was shown here in the previous year after balancing against deferred income. In the year under review this item is shown – after balancing against the higher deferred income – under other accruals.

21 Shareholders' equity.

A detailed account of the development of the consolidated shareholders' equity for the years 2001, 2000 and 1999 is presented in a separate table before the notes to the consolidated financial statements.

The development of the consolidated shareholders' equity from December 31, 1995 to December 31, 2001 is as follows (millions of €):

Total shareholders' equity
(at year-end, millions of €)


60,000
40,000
20,000
0
1995 12,646
1996 23,826
1997 24,616
1998 25,064
1999 35,689
2000 42,716
2001 66,301

22 Capital stock.

In accordance with Article 5 paragraph 1 of the Articles of Incorporation, Deutsche Telekom AG's capital stock totaled EUR 10,746 million at Dec. 31, 2001, representing 4,197.8 million registered ordinary no par value shares. Each share entitles the holder to one vote.

The Federal Republic's direct shareholding in Deutsche Telekom AG, represented by the Federal Agency, was 30.92 % at December 31, 2001; the KfW's shareholding was 12.13 % at December 31, 2001. 1,298 million individual no par value shares (EUR 3,321 million) of the capital stock were therefore held by the Federal Republic at December 31, 2001 and 509 million (EUR 1,303 million) by the KfW. The remaining shares are widely held.

In the course of the acquisition of VoiceStream/Powertel, Deutsche Telekom granted options on Deutsche Telekom shares in exchange for the warrants in circulation between Deutsche Telekom and VoiceStream/Powertel at the time of the acquisition. The number of still outstanding options granted to VoiceStream/Powertel employees amounted to 24,593,297 at December 31, 2001.

The Board of Management is authorized to increase the capital stock (share capital) with the approval of the Supervisory Board by up to a nominal EUR 3,865,093,163.52 by issuing up to 1,509,802,017 ordinary registered shares for non-cash contributions in the period up to May 25, 2005. The authorization may be used for partial amounts. The subscription right of shareholders is precluded. The Board of Management is authorized to determine the future content of share rights and the conditions for issuing shares with the approval of the Supervisory Board.

The shareholders' meeting on May 29, 2001 passed the following resolutions:

1. The contingent capital increase of up to EUR 64,000,000 approved by the Shareholders' Meeting on May 25, 2000, for the purpose of issuing up to 25,000,000 new individual no par value registered shares was cancelled with respect to the nominal amount of EUR 61,378,762.24 and therefore continues to apply to the nominal amount of EUR 2,621,237.76. This contingent capital increase exclusively serves the purpose of issuing up to 1,023,921 new individual no par value registered shares to which subscription rights were granted within the context of the Deutsche Telekom Stock Option Plan (SOP) 2000 during the financial year ended December 31, 2000.

2. The Board of Management was authorized to conditionally increase the capital stock by up to EUR 500,000,000,

divided into up to 195,312,500 shares (contingent capital). The contingent capital increase shall be implemented only to the extent that the holders and creditors of conversion rights or warrants exercise their conversion or option rights or holders or creditors obligated to convert the convertible bonds fulfill their conversion obligation.

3. The capital stock (share capital) of the company is conditionally increased by up to EUR 307,200,000 by issuing up to 120,000,000 new individual no par value registered shares to enable the granting of stock options as part of the SOP 2001. The contingent capital increase exclusively serves the purpose of granting up to 120,000,000 subscription rights in the context of the Deutsche Telekom Stock Option Plan 2001 to members of the Board of Management and other executives of the Company and second- and lower-tier affiliated companies.

4. Deutsche Telekom was empowered to purchase shares of the Company up to a maximum of 10 % of the share capital, i.e., a total of no more than 302,960,403 shares. This may be done in order to introduce shares of the Company to foreign stock exchanges, to be able to offer shares to third parties in the context of mergers or acquisitions or acquiring interests therein, or to withdraw shares. The authorization may be exercised as a whole or in partial amounts and applies until November 19, 2002.

---

23 **Additional paid-in capital.**
The additional paid-in capital of the consolidated group exceeds the additional paid-in capital of Deutsche Telekom AG of EUR 24,304 million by EUR 25,690 million. This is due to the recording of the new Deutsche Telekom shares issued in the course of the acquisition of VoiceStream/Powertel at their market value (EUR 28,680 million) instead of their nominal value (EUR 2,990 million), which is permitted in the consolidated financial statements.

---

24 **Retained earnings (deficit).**
In addition to the transfers made from Deutsche Telekom AG's net income from prior years, retained earnings (deficit) include the consolidated group's share of the consolidated subsidiaries' net income or losses, provided they were generated by such subsidiaries since being included in the consolidated group, as well as a reserve for treasury shares held by the Company in accordance with § 272 paragraph 4 HGB. This item also includes the cumulative effects of consolidation entries from prior years. Translation adjustments are recorded in a separate component of retained earnings.

---

25 **Minority interest.**
Minority interest represents the minority shareholders' proportionate share of the equity of the consolidated subsidiaries and relates primarily to T-Systems ITS, T-Online International AG, Croatian Telecom, MATÁV and Slovenské.

---

26 **Stock-based compensation.**

Deutsche Telekom AG.
In 2000, Deutsche Telekom AG, for the first time, granted stock options to certain employees. On July 19, 2000, Deutsche Telekom AG used its authority under shareholders' resolutions adopted in May 2000 to grant 1,023,920.54 options in respect of 1,023,920.54 shares of its stock to participants in its stock option plan at an exercise price of EUR 62.69. The quoted fair market value of Deutsche Telekom AG's common stock as quoted on Frankfurt am Main Xetra on the grant date was EUR 60.40 per share. The options have an expiration date of July 20, 2005.

The option rights may not be exercised before the end of the qualifying period on July 19, 2002. The options may only be exercised when and if both the absolute and the relative performance target have each been exceeded at least once in the period from July 20, 2002 to July 19, 2005.

The absolute performance target is deemed achieved when the moving thirty-day average closing Frankfurt Xetra share price exceeds the exercise price by more than 20 %.

The relative performance target is linked to the performance of the shares relative to the performance of the Dow Jones Euro Stoxx 50© Total Return index. The options may only be exercised if, following expiration of the two-year lock-up period, the performance of the shares, adjusted for dividends, options and other special rights (total shareholder return), exceed the performance of the Euro Stoxx 50© Total Return index measured on a moving thirty-day average basis.

Deutsche Telekom reserved the right, at its election, to settle the options through the payment of a cash amount (stock appreciation rights – SAR) instead of issuing new shares. The exercise of an SAR cancels the related option and the exercise of an option cancels the related SAR. No conversion decision to this effect was taken at December 31, 2001.

The weighted average remaining contractual life as of December 31, 2001 was 3.5 years.

In 2001, Deutsche Telekom granted additional stock options to certain employees. On August 13, 2001, Deutsche Telekom used its authority under the shareholders' resolutions adopted in May 2001 to grant 8,220,803.00 further options in respect of 8,220,803.00 shares of its stock to participants in its stock option plan at an exercise price of EUR 30.00.

The quoted fair market value of Deutsche Telekom AG's common stock as quoted on Frankfurt am Main Xetra on the grant date was EUR 19.10 per share. The options have an expiration date of August 12, 2011.

50 % of the options granted may only be exercised after a period of two years – calculated from the day the options are granted. The remaining 50 % of the options granted may only be exercised after a period of three years after the day the options are granted.

The exercise price is payable upon exercise of the options. The exercise price per share is 120 % of the reference price. The reference price corresponds to the non-weighted average of the closing prices of the T-Share in Xetra trading on the Deutsche Börse AG stock exchange in Frankfurt am Main (or a subsequent system in place of the Xetra system) over the last 30 trading days before granting of the options. If the average closing price calculated by this method is lower than the closing price of the T-Share in Xetra trading on the Deutsche Börse AG stock exchange (or a subsequent system) on the day of granting of the options, this closing price shall be taken as the reference price. The exercise price may not be lower than the lowest proportionate share in the capital stock per share. The reference price is the performance target.

The options are not transferable. A total of 120 million shares were reserved for future issuance under the plan. The weighted average remaining contractual life as of December 31, 2001 was 9.5 years.

The activities relating to the share options granted by Deutsche Telekom (in thousands) are as follows:

Stock option plan 2000

	2001		2000	
	Stock options (in thousands)	Weighted-average exercise price (€)	Stock options (in thousands)	Weighted-average exercise price (€)
Outstanding at beginning of year	1,022	62.69	n/a	n/a
Granted	0	–	1,024	62.69
Exercised	0	–	0	–
Forfeited	21	62.69	2	62.69
Outstanding at end of year	1,001	62.69	1,022	62.69
Exercisable at end of year under review	0	-	0	-

Stock option plan 2001	2001	
	Stock options (in thousands)	Weighted-average exercise price (€)
Outstanding at beginning of year	n/a	n/a
Granted	8,221	30.00
Exercised	0	-
Forfeited	2	-
Outstanding at end of year	8,219	30.00
Exercisable at end of year under review	**0**	**-**

Furthermore, Deutsche Telekom AG granted 169,695 SARs to employees in countries in which it was not legally possible to grant stock options. Of these, 169,695 SARs were outstanding at December 31, 2001.

VoiceStream.

Before its acquisition on May 31, 2001, VoiceStream had granted stock options to its employees. On May 31, 2001, as a consequence of the acquisition, all unvested, outstanding options of VoiceStream employees were converted from VoiceStream options into Deutsche Telekom options at a conversion rate of 3.7647 per unvested, outstanding VoiceStream option. The Deutsche Telekom AG shares linked to these options are administered in a trust depot account which has been set up for the benefit of holders of VoiceStream stock options. The exercise price for each share of Deutsche Telekom AG common stock corresponds to the applicable exercise price per share of VoiceStream common stock divided by 3.7647. Furthermore, no more options will be granted under any other VoiceStream stock option plans.

22,084 thousand shares were available for outstanding options at December 31, 2001 for the 1999 Management Incentive Stock Option Plan ("MISOP") which was changed as a consequence of the acquisition on May 31, 2001. The MISOP provides for the issue of up to 8 million shares of Deutsche Telekom AG common stock, either as non-qualified stock options or as incentive stock options, plus the number of shares of common stock deliverable upon the exercise of the VoiceStream rollover options in accordance with the Agreement and Plan of Merger between Deutsche Telekom and VoiceStream. The vesting period and option term relating to the option plan are determined by the MISOP administrator. The options typically vest for a period of four years and have a term of up to 10 years.

The activities relating to the share options granted since the acquisition of VoiceStream (in thousands) are as follows:

	June 1 to December 31, 2001	
	Stock options (in thousands)	Weighted-average exercise price (US$)
Outstanding at the time of consolidation	24,278	15.36
Granted	0	-
Exercised	1,639	3.21
Forfeited	555	17.47
Outstanding at end of year	22,084	16.21
Exercisable at end of year under review	**6,299**	**9.88**

Ranges of the exercise prices (US$)	Outstanding options Number	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)	Exercisable options Number	Weighted average exercise price (US$)
0.00 – 7.60	7,515	6.0	2.66	3,828	2.44
7.61 – 15.20	2,875	6.3	8.47	953	8.60
15.21 – 22.80	85	7.7	17.58	38	17.59
22.81 – 30.39	10,056	8.5	26.26	1,100	29.34
30.40 – 37.99	1,553	8.3	30.98	380	30.98
0.00 – 37.99	22,084	7.4	16.21	6,299	9.88

Powertel.
Before its acquisition on May 31, 2001, Powertel had granted stock options to its employees. On May 31, 2001, as a consequence of the acquisition, all unvested, outstanding Powertel options were converted into Deutsche Telekom AG options at a conversion rate of 2.6353. The Deutsche Telekom AG shares linked to these options are administered in a trust depot account set up for the benefit of holders of Powertel stock options. The exercise price for each share of Deutsche Telekom AG common stock corresponds to the applicable exercise price per share of Powertel common stock divided by 2.6353. Furthermore, no more options will be granted under any other Powertel stock option plans.

660,310 shares were available at December 31, 2001 for the Powertel 2000 Stock Plan in force since 2000 and changed as a consequence of the acquisition. Under the terms of this plan, all employees, managers, directors, consultants and advisors may be eligible for the allocation of options, conditional share allocations or other allocations within the framework of the 2000 Stock Plan.

A total of 1,821,943 shares were available for outstanding options at December 31, 2001 for the Powertel Employee Stock Option Plan in force since 1991 ("1991 Option Plan"). The Board of Directors decided not to grant any further options in the 1991 Option Plan.

26,560 shares were available for outstanding options at December 31, 2001 for the Non-employee Stock Option Plan ("Non-employee Plan"). The Board of Directors decided not to grant any further options in the Non-employee Plan.

A total of 163,800 shares were accorded at December 31, 2000 within the framework of the Powertel Employee Restricted Stock Plan ("Restricted Stock Plan") from 1995. The Board of Directors decided not to accord any further shares in the Restricted Stock Plan after December 31, 2000. Entitlement to these shares is in three equal-sized tranches on the first, second and third anniversary of the date of granting. The Restricted Stock Plan was terminated after completion of the acquisition, upon which all conditional share allocations which had not been exercisable became exercisable in full.

The activities relating to the share options granted since the acquisition of Powertel (in thousands) are as follows:

	June 1 to December 31, 2001 Stock options (in thousands)	Weighted-average exercise price (US$)
Outstanding at the time of consolidation	5,323	20.04
Granted	0	–
Exercised	1,200	6.29
Forfeited	1,614	31.42
Outstanding at end of year	2,509	19.50
Exercisable at end of year under review	**883**	**8.76**

000150

Ranges of the exercise prices (US$)	Outstanding options Number	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)	Exercisable options Number	Weighted average exercise price (US$)
0.02 - 7.60	994	5.9	5.42	663	5.32
7.61 - 15.20	175	6.4	9.94	108	9.46
15.21 - 22.80	32	7.9	19.52	10	18.85
22.81 - 30.39	627	8.3	26.84	67	26.34
30.40 - 38.00	681	8.0	35.74	35	35.52
0.02 - 38.00	2,509	7.1	19.50	883	8.76

T-Online International AG.

Stock option plan 2000.

In 2000, T-Online, for the first time, granted stock options to certain employees in the Group. On July 6, 2000, T-Online used its authority under shareholders' resolutions adopted in March 2000 to grant 214,472.52 options in respect of 214,472.52 shares of its stock to participants in its stock option plan at an exercise price of EUR 37.65. The options have an expiration date of July 6, 2005. At December 31, 2000 a total of 20,000,000 million shares were reserved as contingent capital for future issuance under the plan. This contingent capital increase was reduced to EUR 214,473.00 at the shareholders' meeting on May 30, 2001. The weighted average remaining contractual life as of Dec. 31, 2001 was 3.5 years.

The option rights may not be exercised before the end of the qualifying period on July 6, 2002. The options may only be exercised when and if both the absolute and the relative performance target are each exceeded at least once in the period from July 7, 2002 to July 6, 2005. The absolute performance target is deemed achieved when the moving thirty-day average closing Frankfurt Xetra share price exceeds the exercise price by more than 40 %.

The relative performance target is linked to the performance of the shares relative to the performance of the Dow Jones Euro Stoxx Telecom index. The options may only be exercised if, following expiration of the two year lock-up period, the performance of the shares, adjusted for dividends, options and other special rights (total shareholder return), exceed the performance of the Euro Stoxx Telecom index by more than 20 % measured on a moving thirty-day average basis.

The activities relating to the share options granted by T-Online International AG as part of the 2000 Stock Option Plan (in thousands) are as follows:

Stock option plan 2000

	2001		2000	
	Stock options (in thousands)	Weighted-average exercise price (€)	Stock options (in thousands)	Weighted-average exercise price (€)
Outstanding at beginning of year	2,041	3.27	n/a	n/a
Granted	0	-	214	37.65
Granted in conjunction with the Ya.com acquisition	-	-	1,864	0.00
Exercised	692	0.00	0	-
Forfeited	148	15.26	37	37.65
Outstanding at end of year	1,201	3.67	2,041	3.27
Exercisable at end of year under review	**0**	**-**	**280**	**0.00**

Stock option plan 2001.
The shareholders' meeting on May 30, 2001 conditionally increased the capital stock of T-Online International AG by EUR 51,000,000 for the 2001 plan and authorized the Supervisory Board to grant options to the members of the Board of Management of T-Online International AG and authorized the Board of Management to grant options to managers below the Board of Management. These include directors, senior managers, selected specialists at T-Online International AG and members of the Boards of Management, members of the management and other directors, senior managers and selected specialists at Group companies within and outside Germany in which T-Online International AG directly or indirectly holds a majority shareholding.

The stock option plan is structured as a "premium priced plan". The exercise price is payable upon exercise of the options. The exercise price per share is 125 % of the reference price. The reference price corresponds to the non-weighted average of the closing prices of the T-Online share in Xetra trading on the Deutsche Börse AG stock exchange in Frankfurt am Main (or a subsequent system in place of the Xetra system) over the last 30 trading days before granting of the options. If the average closing price calculated by this method is lower than the closing price of the T-Share in Xetra trading on the Deutsche Börse AG stock exchange (or a subsequent system) on the day of granting of the options, this closing price shall be taken as the reference price.

Options are granted in annual tranches for periods of five years; stock options can be granted for the last time in 2005.

50 % of the options granted may only be exercised after period of two years - calculated from the day the options are granted. The remaining 50 % of the options granted may only be exercised three years after the day the options are granted. The options have a life of ten years from the date of granting, meaning that the options are forfeit without replacement or compensation on August 12, 2011 at the latest. The weighted average remaining contractual life as of December 31, 2001 was 9.5 years.

Based on this authorization, the first tranche was granted on August 13, 2001. The exercise price as the performance target is EUR 10.35 (125 % of the reference price of EUR 8.281).

The activities relating to the share options granted by T-Online International AG as part of the 2001 Stock Option Plan (in thousands) are as follows:

Stock option plan 2001	2001	
	Stock options (in thousands)	Weighted-average exercise price (€)
Outstanding at beginning of the year under review	0	-
Granted	2,369	10.35
Exercised	0	-
Forfeited	21	10.35
Outstanding at end of year under review	2,348	10.35
Exercisable at end of year under review	**0**	**-**

Stock options granted in the course of a contingent capital increase are shown in the balance sheet at the date the options are exercised, not at the date they are granted. No share options had been exercised at the balance sheet date. This therefore incurred no personnel costs for the company in the 2001 financial year. This does not apply for shares which were transferred to YACOM Internet Factory S.A., Madrid, Spain (Ya.Com) employees in the course of the acquisition of Ya.com.

27 **Pensions and similar obligations.**
The pension obligations of Deutsche Telekom for non-civil servants are provided for by a range of defined benefit plans; there are further obligations under Article 131 of the Basic Law (Grundgesetz - GG). Deutsche Telekom's indirect pension obligations were made to its employees via the Versorgungsanstalt der Deutschen Bundespost (VAP) and the Deutsche Telekom Betriebsrenten-Service e.V. (DTBS).

The VAP provides pension services for pensioners who were employed as salaried workers by Deutsche Telekom. The VAP benefits, which supplement national social security retirement benefits up to the level specified in the pension benefits formula, are generally calculated on the basis of the level of employee compensation during specific periods of employment. Within the scope of negotiations on the realignment of the company pension plan, the employer and the trade unions agreed in 1997 on arrangements for the protection of vested VAP benefits. Pursuant to this agreement, the benefit obligations due to retirees and employees approaching retirement will remain unchanged. In the case of younger employees with vested benefits, the obligations were converted into an initial amount reflecting the number of years covered. This amount will be credited to a capital account held by the employer (cash balance plan). Deutsche Telekom credits further amounts to this account; when the insured event occurs, the account balance will be paid out in full, in installments or converted into a pension. If the relevant employees had not reached the age of 35 and had been insured for less than ten years, their benefit obligations are due directly from Deutsche Telekom. The DTBS was founded for processing the remaining obligations.

A new regulation of VAP benefits was made by collective agreement in the year 2000 without affecting obligations. The pensioners covered by this collective agreement no longer receive their pension payments directly from the VAP as the provider of pension services, but, since November 2000, directly and with a legal claim from Deutsche Telekom. The obligations of the VAP are thus suspended (parallel obligation). The VAP provides pension services for and on behalf of Deutsche Telekom. Pension accruals are made in the balance sheet for financial reporting purposes for the now direct pension obligations in accordance with U.S. GAAP SFAS 87. Due to the direct nature of the parallel obligation, these pension accruals must also be shown in the balance sheet for tax reporting purposes, valued according to § 6a of the Income Tax Act. Those pensioners remaining in the VAP continue to receive their benefits directly from the VAP as the provider of pension services.

Benefits relating to other direct pension plans are generally determined on the basis of salary levels and years of service; these benefit obligations are also usually determined by the amounts credited by Deutsche Telekom to its capital accounts.

The following table shows the composition of pension obligations:

	Dec. 31, 2001 millions of €	Dec. 31, 2000 millions of €
Pension obligations:		
– Direct	2,683	2,497
– Indirect	966	820
Obligations under Article 131 GG	12	13
	3,661	**3,330**

The obligation amount shown for 2001 contains a so-called "additional minimum liability" for individual pension plans. An additional minimum liability is a step-up amount for pension obligations relating to individual pension plans, to be shown under HGB as affecting net income, but under U.S. GAAP as not. Excluding the additional minimum liability, the accrual for pensions amounts to EUR 3,402 million.

	Dec. 31, 2001 millions of €	Dec. 31, 2000 millions of €
Actuarial present value of benefits:		
Vested	3,701	3,227
Nonvested	342	415
Accumulated benefit obligation	**4,043**	**3,642**
Effect of projected future salary increases	121	122
Projected benefit obligation	**4,164**	**3,764**
Plan assets at fair value	(405)	(379)
Projected benefit obligations in excess of plan assets	**3,759**	**3,385**
Unrecognized net (losses) gains	(357)	(55)
Unfunded accrued pension cost	**3,402**	**3,330**
Additional minimum liability	**259**	-
Total obligation	**3,661**	**3,330**

These pension obligations are fully accrued net of the plan assets at fair value.

The corresponding pension accruals measured in accordance with § 6a of the Income Tax Act are EUR 2,995 million (December 31, 2000: EUR 3,119 million).

The amount of pension obligations was determined using actuarial principles that are consistent with U.S. GAAP SFAS No. 87 and using the assumptions at the respective balance sheet dates as shown in the following table:

	2001	2000	1999
Discount rate	6.00%	6.25%	6.25%
Projected salary increase	2.75% - 3.50%	2.75% - 3.50%	2.75% - 3.50%
Expected return on assets	6.00%	6.00% - 6.50%	4.50% - 6.00%
Projected pension increase	1.50%	1.50%	1.50%

Development of the projected benefit obligation:

	2001 millions of €	2000 millions of €
Projected benefit obligation, beginning of year	**3,764**	**3,389**
Service cost	144	119
Interest cost	228	208
Change in obligations	(6)	179
Actuarial (gains)/losses	280	87
Total benefits actually paid	(246)	(218)
Projected benefit obligation, end of year	**4,164**	**3,764**

Development of plan assets at fair value:

	2001 millions of €	2000 millions of €
Plan assets at fair value, beginning of year	**379**	**320**
Actual return on plan assets	2	9
Contributions by employer	73	232
Benefits actually paid through pension funds	(49)	(182)
Plan assets at fair value, end of year	**405**	**379**

Net periodic pension cost is summarized as follows:

	2001	2000	1999
	millions of €	millions of €	millions of €
Service cost	144	119	83
Interest cost	228	208	194
Expected return on assets (return on plan assets)	(24)	(17)	(12)
Distribution amounts (payback)	0	-	-
Net periodic pension cost	**348**	**310**	**265**

Civil servant retirement arrangements.
In accordance with the provisions of the Posts and Telecommunications Reorganization Act (Gesetz zur Neuordnung des Postwesens und der Telekommunikation – PTNeuOG), Deutsche Telekom makes pension and allowance payments via a pension fund to retired employees and their surviving dependents who are entitled to pension payments as a result of civil servant status. The level of Deutsche Telekom AG's payment obligations to this special pension fund is defined under § 16 of the Law concerning the Legal Provisions for the Former Deutsche Bundespost Staff (PostPersRG). Deutsche Telekom AG is legally obligated as of 2000 to make an annual contribution to the special pension fund of 33 % of the gross remuneration of active civil servants and the gross remuneration of civil servants on temporary leave entitled to pension payments. These contributions amounted to EUR 845 million in the year under review (2000: EUR 895 million). A fixed annual contribution of approximately EUR 1.5 billion was payable for the years 1995 through 1999 (cf. (33) Guarantees and commitments, and other financial obligations).

Under PTNeuOG, the Federal Republic compensates the special pension fund for differences between the ongoing payment obligations of the special pension fund, amounts received from Deutsche Telekom AG and returns on assets, and guarantees that the special pension fund is always in a position to fulfill the obligations it has assumed. The Federal Republic cannot require reimbursement from Deutsche Telekom AG for amounts paid by it to the special fund.

Until 2000, Deutsche Telekom AG maintained a special pension fund (Unterstützungskasse) for its active and former civil servants, which was merged with the special pension funds of Deutsche Post AG and Deutsche Postbank AG by notarized agreement on December 7, 2000 to form the joint pension fund Bundes-Pensions-Service für Post und Telekommunikation e.V. (BPS-PT). The fund was entered in the Register of Associations on January 11, 2001, backdated to July 1, 2000. The BPS-PT works for the funds of all three companies and also handles the financial administration for the Federal Republic on a trust basis. All transactions for pension and allowance payments are made for the companies Deutsche Post AG, Deutsche Postbank AG and Deutsche Telekom AG.

28 Other accruals.

	Dec. 31, 2001 millions of €	Dec. 31, 2000 millions of €
Taxes	**1,938**	**1,470**
Provisions for deferred taxes	**5,348**	**0**
Accruals other than taxes		
Employee benefits		
Civil Service Health Insurance Fund	1,079	1,028
Personnel restructuring	209	149
Other obligations	959	803
	2,247	**1,980**
Outstanding invoices	2,218	1,855
Loss contingencies	514	94
Unused telephone units on phone cards sold	422	363
Advertising cost subsidies/commissions	270	168
Litigation risks	266	293
Restoration commitments	265	239
Risks related to real estate	168	508
Investment risks	145	355
Refunds to be granted	132	131
Loss contingencies, sub-letting	89	88
Deferred maintenance	56	49
Other	688	462
	7,480	**6,585**
	14,766	**8,055**

Undisclosed reserves for mobile communications licenses were realized upon first consolidation of VoiceStream/Powertel with the accounting of the purchase price. This generates a provision for deferred taxes of EUR 5,812 million. As a result of this considerable increase in deferred taxes, the consolidated financial statements show a balance of deferred taxes on the liabilities side under provisions for deferred taxes of EUR 5,348 million. Deferred tax assets of EUR 475 million were shown in 2000.

The increase in accruals (excluding deferred taxes) is mainly attributable to the changes in the composition of the Deutsche Telekom Group, in particular the consolidation for the first time of VoiceStream/Powertel, RadioMobil and Croatian Telecom. These three companies recorded other accruals of EUR 1,088 million at December 31, 2001.

The Civil Service Health Insurance Fund (PBeaKK) provides services for its members mainly in cases of illness, birth or death and calculates the allowances. When Postreform II came into effect, the PBeaKK was closed to new members. Due to the aging of the group of people insured, there is an expected shortfall between the fund's sources of regular income and benefits paid. Deutsche Telekom AG has accrued the actuarially determined present value of this future deficit which Deutsche Telekom has to cover, taking the new 1998 life expectancy tables by Prof. Dr. Klaus Heubeck ("Richttafeln 1998") into account, which primarily reflect the increase in average life expectancy. The expense for the addition to this accrual was EUR 70 million in 2001 (2000: EUR 142 million; 1999: EUR 137 million).

Deutsche Telekom had, in response to competition, announced its intention to reduce its workforce by approximately 60,000 to 170,000 full-time equivalent employees by the end of the year 2000 (excluding employees of subsidiaries first consolidated after January 1, 1995) through natural attrition, early retirement and other programs. The planned reductions included an estimated 38,300 non-civil servants expected to leave under voluntary separation agreements. The personnel restructuring program has now been completed. There are, however, still contracts originating from this time which have to be completed. On the other hand, collective agreements in particular are still used for bridging allowances and old-age part time work and lead to the establishment of new accruals when a concrete contractual relationship is entered into.

In 2000, as was the case in prior years, civil servants as well as non-civil servants accepted the Company's offer for early retirement and severance. The early retirement program for civil servants and natural attrition do not result in incremental costs for Deutsche Telekom AG. In 2001, unpaid restructuring costs amounting to EUR 209 million are included in accruals and EUR 6 million are included in other accounts payable.

The table below sets forth the payments made and the related accruals/payables for future payments in respect of these staff reduction measures for the years 2001 and 2000:

	2001 **millions of €**	2000 millions of €
Accruals/payables, beginning of year	**150**	**261**
Payments made (including payments made against accruals / payables)	(125)	(156)
Establishment of new accruals / payables	190	45
Accruals/payables, end of year	**215**	**150**

Of the increase in accruals for loss contingencies, EUR 325 million relates to accruals for debt premiums at VoiceStream/Powertel, which result from the difference between the repayment amount and the higher fair value of bonds.

The accruals for unused telephone units on phone cards sold are made for payment receipts for telephone services for which services have as yet not been performed. The increase compared with 2000 is a result of the consolidation of VoiceStream/Powertel.

29 Liabilities.

millions of €	Dec. 31, 2001 Total	of which due within one year	in one to five years	after five years	Dec. 31, 2000 Total	of which due within one year	in one to five years	after five years
Debt								
Bonds and debentures	**58,301**	12,598	28,447	17,256	**51,344**	12,774	27,669	10,901
Liabilities to banks	**8,730**	754	4,984	2,992	**9,013**	2,438	1,772	4,803
	67,031	**13,352**	**33,431**	**20,248**	**60,357**	**15,212**	**29,441**	**15,704**
Other								
Advances received	**371**	357	14	–	**297**	297	–	–
Trade accounts payable	**4,827**	4,792	35	–	**4,029**	3,936	93	–
Liabilities on bills accepted and drawn	**1**	1	–	–	**1**	1	–	–
Payables to subsidiaries	**104**	103	1	–	**24**	24	–	–
Liabilities to other companies in which an equity interest is held	**152**	152	–	–	**74**	65	–	9
Other liabilities	**6,565**	5,243	355	967	**4,705**	3,642	199	864
of which: from taxes	**(2,200)**	(2,200)	–	–	**(679)**	(679)	–	–
of which: from social security	**(131)**	(131)	–	–	**(109)**	(109)	–	–
	12,020	**10,648**	**405**	**967**	**9,130**	**7,965**	**292**	**873**
Total liabilities	**79,051**	**24,000**	**33,836**	**21,215**	**69,487**	**23,177**	**29,733**	**16,577**

The main items under bonds and debentures are old bonds issued by Deutsche Bundespost amounting to EUR 25.5 billion and a global bond issued in the second half of 2000. This bond, issued by DT Finance, amounting to EUR 15.4 billion, is structured as follows:

Tranche	Nominal amount in currency	Nominal amount in €	Interest rate	Maturity
EUR	2 250 000 000	2,250,000,000	6.125 %	2005
EUR	750 000 000	750,000,000	6.625 %	2010
GBP	625 000 000	1,026,104,088	7.125 %	2005
GBP	300 000 000	492,529,962	7.125 %	2030
USD	3 000 000 000	3,400,242,551	7.750 %	2005
USD	3 000 000 000	3,400,242,551	8.000 %	2010
USD	3 500 000 000	3,966,949,642	8.250 %	2030
JPY	90 000 000 000	777,944,681	1.500 %	2005

DT Finance issued a eurobond for EUR 8 billion in 2 tranches in 2001:

Tranche 1 for EUR 4.5 billion (5.875 %) has a maturity of 5 years and is to repay medium-term notes (MTN) in the DT Finance debt issuance program and to repay other bonds obligations of Deutsche Telekom AG.

Tranche 2 for EUR 3.5 billion (6.625 %) has a maturity of 10 years. If Deutsche Telekom AG is downgraded by the rating agencies Standard &Poor's (S&P) and Moody's to level BBB (S&P) or Baa2 Moody's), the coupon of the global bond and the eurobond will increase by 0.5 % from the next interest period. In the same way, the coupon will be reduced to the original interest rate if Deutsche Telekom AG is promoted back to A-level.

Breakdown of bonds and debentures in millions of euros as follows:

Effective interest rate Due in	up to 6%	up to 7%	up to 8%	up to 9%	over 9%	Total
2002	4,726	–	5,317	2,555	–	**12,598**
2003	2,828	2,556	–	–	94	**5,478**
2004	1,157	3,068	6,212	156	–	**10,593**
2005	778	2,250	4,427	–	–	**7,455**
2006	4,921	–	–	–	–	**4,921**
after 2006	2,104	4,456	4,422	3,967	2,307	**17,256**
	16,514	**12,330**	**20,378**	**6,678**	**2,401**	**58,301**

Liabilities to banks (mainly loan notes and short-term loans) due in the next 5 years and thereafter are in millions of euros as follows:

Due in	Amounts
2002	**754**
2003	**810**
2004	**524**
2005	**3,465**
2006	**185**
after 2006	**2,992**
	8,730

The average effective interest rate of total debt is for:

Bonds and debentures	6.81% p.a. (2000: 6.50% p.a.)
Liabilities to banks	5.82% p.a. (2000: 6.70% p.a.)

Deutsche Telekom has agreements with a number of banks pursuant to which it can draw on credit facilities up to EUR 32.7 billion. These include consortium credits agreed by Deutsche Telekom and One 2 One for EUR 13 billion (Deutsche Telekom consortium credit) and EUR 5.75 billion (One 2 One consortium credit). Deutsche Telekom is the guarantor for the One 2 One consortium credit. The valuation of the interest rates depends on Deutsche Telekom's rating, the amount of the consortium credit and the LIBOR rate plus margin ranking to be applied, from 0.30% now to 0.425%.

There were no outstanding debts relating to the Deutsche Telekom consortium credit at December 31, 2001. EUR 4.01 billion of the One 2 One consortium credit had been used at December 31, 2001; this is due to be paid out the first quarter of 2002. EUR 1.74 billion is still available. This credit has an average interest rate including the loan commitment fee of 4.65%, which corresponds to 0.38%/ 0.15% over the LIBOR rate. The consortium credits expire on October 2, 2007.

The development of debt is shown in millions of euros as follows:

Debt
(at year-end, millions of €)


60,000
40,000
20,000
0
1994
64,146
1995
56,440
1996
51,072
1997
44,938
1998
39,933
1999
42,337
2000
60,357
2001
67,031

The Company's original debt was raised principally to finance the development of the communications networks in eastern Germany. *The reasons for the increase in debt in 2000 in*clude the payment for UMTS licenses, the initial investment in VoiceStream/Powertel, the increase in the shareholding in MATÁV and the acquisition of Slovenské and T-Systems ITS. The increase in debt in 2001 is mainly attributable to the *acquisition and consolidation for the first time of* VoiceStream/Powertel.

Other liabilities.

	Dec. 31, 2001 millions of €	Dec. 31, 2000 millions of €
Interest	1,586	1,558
Loan notes	659	658
Rental and leasing obligations	569	451
Liabilities to employees	153	183
Other	3,598	1,855
	6,565	**4,705**

Other liabilities include taxes of EUR 2,200 million (Dec. 31, 2000: 679 million) and special security liabilities of EUR 131 million (Dec. 31, 2000: EUR 109 million).

Liabilities include borrowings of EUR 17,799 million (2000: EUR 13,818 million).

Liabilities in the amount of EUR 120 million (2000: EUR 28 *million)* payable by subsidiary companies to banks and third parties are collateralized. Deutsche Telekom AG has provided no collateral against its liabilities.

In accordance with Postreform II (§ 2 paragraph 4 of the Stock Corporation Transformation Act – Postumwandlungsgesetz), the Federal Republic is guarantor of all Deutsche Telekom AG's liabilities which were outstanding at January 1, 1995.

Notes to the consolidated statement of cash flows.

The consolidated statement of cash flows has been prepared in conformity with International Accounting Standard (IAS) No. 7, Cash Flow Statements. Besides IAS 7, German Accounting Standard (DRS) No. 2, cash flow, as approved by the German Standardization Council (DSR), is also used in preparing the consolidated statement of cash flows.

Liquid assets and short-term investments with original maturities of less than 3 months at the date of purchase are considered cash equivalents in drawing up the consolidated statement of cash flows. These current cash and cash equivalents increased by EUR 1,732 million to EUR 2,738 million in the year under review.

30 **Net cash provided by operating activities.**
Net cash provided by operating activities amounted to EUR 11,934 million in 2001. This represents an increase of EUR 1,934 million over the previous year. Taking into consideration the increase in net interest payments of EUR 1,391 million, cash generated from operations increased by EUR 3,325 million or 25.7 % to EUR 16,271 million. The result for the Group is EUR 9,380 million lower than in the previous year, but the positive result in 2000 was influenced to a considerable extent by transactions which are assigned to net cash provided by financing activities (proceeds from the acquisition of new shareholders in the course of the initial public offering of T-Online of approximately EUR 2.7 billion) or net cash used for investing activities (sale of shares in Global One (EUR 2.9 billion) and the sale of shares in the cable companies in North-Rhine Westphalia and Hesse (EUR 3.0 billion)) or had not yet had any effect on cash flows (proceeds from the sale of WIND for EUR 2.3 billion).

Correspondingly, the proceeds from the sale of Sprint shares in the period under review (EUR 1.9 billion), the sale of the cable business in Baden Württemberg (EUR 0.9 billion) and the sale of receivables (ABS transactions) for EUR 1.4 billion are allocated to net cash used for investing activities and thus also have no effect on net cash provided by operating activities. In addition, the Group's results were burdened by an increase of EUR 2,230 million in depreciation and amortization compared with the previous year, which have no effect on cash flows. Furthermore, in contrast to 2000, no income taxes were paid in 2001 although income tax expense was considerably higher than in the previous year.

31 **Net cash used for investing activities.**
Net cash used for investing activities decreased in the 2001 financial year by EUR 22,341 million to EUR 5,365 million. The considerably higher level of net cash used for investing activities in the previous year was mainly attributable to the large payment for the acquisition of UMTS licenses in the United Kingdom, Germany and Austria amounting to a total of EUR 15.3 billion and the acquisition of shareholdings. Payments totaling EUR 5.7 billion were made in the year under review for the acquisition of fully consolidated companies, in particular VoiceStream/Powertel.

In addition, Deutsche Telekom invested EUR 11,366 million in noncurrent assets. This is offset by divestments of EUR 4,868 million, of which EUR 2.7 billion relates to the sale of shares in Wind. The Group also received EUR 1.0 billion from the sale of fully consolidated companies, EUR 0.9 billion of which related to the sale of cable activities in Baden Württemberg alone. The sale of receivables (EUR 1.4 billion) and the change in cash and cash equivalents (greater than three months to maturity) and marketable securities (EUR 4,440 million) also had a positive effect on net cash used for investing activities, of which EUR 3.4 billion relates to the sale shares in Sprint. The issue of 1,168 million new T-Shares (market value of EUR 28.7 billion) as part of the purchase price for the acquisition of VoiceStream/Powertel is to be reported as a major transaction which did not lead to a change in the cash levels (cash-less transaction).

(billions of €)	Purchase price	Acquired liquid assets	Net outflow
VoiceStream/Powertel	5.1	(1.0)	4.1
GTE Wireless Cincinnati	0.2	–	0.2
RadioMobil	0.6	–	0.6
Croatian Telecom	0.5	(0.1)	0.4
Maktel	0.3	–	0.3
Other	0.1	–	0.1
			5.7

32 **Net cash provided by (used in) financing activities.**
Net cash provided by financing activities shows a net cash outflow of EUR 4,811 million, compared with an inflow of EUR 17,863 million in the previous year. Balanced, debt was decreased in the period under review by EUR 2,906 million, compared with an increase of EUR 16,520 million in the previous year. Whereas there were no equivalent inflows from capital increases in the year under review, the Group also received liquid assets of EUR 3.1 billion from the initial public offering of T-Online alone in 2000. There was an outflow of liquid assets of EUR 1.9 billion from the payment of dividends in 2001, unchanged from the previous year.

Other information.

33 Guarantees and commitments, and other financial obligations.

Guarantees and commitments.

	Dec. 31, 2001 millions of €	Dec. 31, 2000 millions of €
Guarantees	224	35
Liabilities arising from warranty agreements	66	81
Collateral granted against third party liabilities	0	49
	290	**165**

The increase relates mainly to guarantees given by T-Mobile International AG for Belgacom N.V./S.A., Belgium (EUR 134 million), and Tele Danmark A/S, Denmark (EUR 56 million) to hedge loans granted to BEN Nederland Holding B.V., Netherlands.

Otherwise, guarantees and commitments serve Deutsche Telekom's day-to-day business activities.

Other financial obligations.

(millions of €)	Dec. 31, 2001 Total	Dec. 31, 2001 of which due in the following financial year	Dec. 31, 2001 of which due from the second year after the balance sheet date	Dec. 31, 2000 Total	Dec. 31, 2000 of which due in the following financial year	Dec. 31, 2000 of which due from the second year after the balance sheet date
Present value of payments to special pension fund	9,372	845	8,527	9,935	912	9,023
Purchase commitments for interest in other companies	6,872	5,022	1,850	8,345	1,144	7,201
Obligations under rental and lease agreements	6,839	1,269	5,570	5,607	1,020	4,587
Purchase commitments for capital projects in progress including obligations arising from future expenditure	3,201	3,142	59	3,911	2,017	1,894
Commitments arising from transactions not yet settled	444	315	129	473	192	281
Total other financial obligations	***26,728***	***10,593***	***16,135***	***28,271***	***5,285***	***22,986***

The present value of payments required to be made by Deutsche Telekom AG on the basis of the life expectancy tables by Prof. Dr. Klaus Heubeck ("Richttafeln 1998"), in accordance with Postreform II, to the special pension fund for civil servants or its successor amounted to EUR 9,372 million at December 31, 2001, of which EUR 3.9 billion relates to the future payments for pensions of civil servants.

Purchase commitments for interests in other companies relate mainly to the option of DaimlerChrysler AG, Stuttgart, to sell Deutsche Telekom the remainder of its shares in T-Systems ITS GmbH, Leinfelden-Echterdingen, (EUR 4.7 billion); this option was exercised at the beginning of 2002.

Furthermore, T-Mobile International AG has committed itself in the form of a shareholder agreement, for the term of the agreement, to take over additional shares in BEN Nederland Holding B.V., Netherlands. The exercise price for this financial obligation has been fixed at EUR 1.7 billion. There is also an obligation of EUR 153 million to acquire further shares in PTC, Polska Telefonica Cyfrowa, Poland.

The increase in obligations under rental and lease agreements relates mainly to the obligations of VoiceStream/Powertel, USA, which are consolidated for the first time.

The decrease in purchase commitments for capital projects in progress is mainly attributable to the decrease in purchase commitments.

The commitments arising from transactions not yet settled relate mainly to contractual obligations of T-Mobile International AG.

Deutsche Telekom is a party to a number of lawsuits and other proceedings arising out of the general conduct of its business, including proceedings under laws and regulations related to environmental and other matters. Litigation accruals include the costs of litigation and any probable losses. The Company does not believe that any additional costs will have a material adverse effect on the net worth, financial position and results of the Deutsche Telekom Group.

34 Financial instruments.

Fair value.

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following is a summary of the estimated fair value of Deutsche Telekom's financial instruments:

	Dec. 31, 2001		Dec. 31, 2000	
	Fair value millions of €	**Net carrying amount millions of €**	Fair value millions of €	Net carrying amount millions of €
ASSETS				
Other investments in related companies	2,024	1,895	8,325	7,456
Other long-term loans	534	534	562	562
Other investments in noncurrent securities	880	879	1,094	1,106
Receivables	6,826	6,826	7,159	7,159
Liquid assets	2,868	2,868	1,893	1,893
Other investments in marketable securities	702	702	3,963	2,370
LIABILITIES				
Bonds and debentures	59,171	58,301	52,203	51,344
Liabilities to banks	8,730	8,730	9,013	9,013
Other	12,020	12,020	9,130	9,130
Derivative financial instruments[1]				
Interest rate swaps	532	(34)	296	(46)
Interest rate caps/collars purchased	(3)	(1)	1	1
Cross currency interest rate swaps sold	(152)	270	(373)	44
Foreign currency forward contracts	(250)	(81)	163	(4)
Foreign currency options contracts	0	0	17	138

[1] Non-bracketed amounts represent assets, bracketed amounts represent liabilities.

Fair values were determined as follows:

The fair value of other investments in noncurrent securities and in marketable securities is based on quoted market prices for those instruments or similar instruments. The net carrying amount of other investments in marketable securities is adjusted to market value where market value is less than the original investment. The net carrying amounts of trade accounts receivable approximate their fair values, due to the short period to maturity. The net carrying amounts of liquid assets also reflect reasonable estimates of fair value due to the relatively short period to maturity of the instruments.

The fair value of debt which is publicly traded, primarily bonds and debentures, is estimated based on quoted market prices at year end. The book values of liabilities to banks, and other liabilities, approximate their fair values.

The fair value of off-balance sheet financial instruments generally reflects the estimated amount the Company would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains and losses of open contracts. The estimated fair values of derivatives used to hedge or modify the Company's risk will vary substantially with future changes in interest rates or with fluctuations in foreign exchange rates. These fair values should not be viewed in isolation, but rather in relation to the fair values of the underlying hedged transactions and the overall reduction in the Company's exposure to adverse fluctuations in interest and foreign exchange rates.

The fair values of investments in associated and related companies, which have carrying values of EUR 2,372 million and EUR 8,231 million at December 31, 2001 and 2000, respectively, were not practicably determinable, except for the investments in New Skies Satellite, VocalTec and Secunet, because they are not publicly traded and cannot be sold due to contractual restrictions at this point in time. New Skies Satellite, VocalTec and Secunet are valued at their market values based on share prices.

Derivative financial instruments.
The Company uses derivative financial instruments for the purpose of hedging interest rate and currency exposures which arise from its ongoing business operations. The Company's policy is to hold or issue derivative financial instruments to eliminate risk exposures instead of creating new risk. Derivative financial instruments are subject to internal controls.

Derivatives classified as hedging instruments are those entered into for the purpose of matching or eliminating risk from potential movements in interest rates and foreign exchange rate inherent in the Company's assets and liabilities. A derivative is designated as a hedge where there is an offset between the effects of potential movements in the derivative and designated underlying asset, liability or position being hedged. Such derivatives are reviewed regularly for their effectiveness as hedge instruments. Derivative instruments designated as hedges are accounted for on the same basis as the hedged item.

The Company uses interest rate swaps and cross currency interest rate swaps in particular to reduce its exposure to interest rate and market value volatility on certain debt issues and deposit instruments and manage its interest expense by setting an agreed mix of floating and fixed-rate debt and deposit instruments per currency. Interest rate swaps are designated as hedging instruments for specific liabilities or groups of similar liabilities. Cross currency interest rate swaps usually swap foreign currency bonds or medium-term notes in required target currencies.

Gains or losses related to changes in the value of interest rate swaps are generally not recognized. Interest rate swaps related to deposit instruments are marked to market and resultant negative values are accrued and included as a component of net interest expense; gains are recognized upon realization. Interest rate swaps which are not designated as hedging instruments for balance sheet assets and liabilities (which are mainly hedges of planned future transactions) are assigned to the interest instrument valuation portfolio. Unrealized gains and losses from changes in market value are netted currency for currency and resultant net losses are recognized as a component of net interest expense. The interest differential to be paid or received on interest rate swaps is recognized in the statement of earnings, as incurred, as a component of net interest expense. Gains or losses on interest rate swaps terminated prior to their maturity are recognized currently in net interest expense.

The Company uses foreign currency forward contracts and foreign currency options purchased as well as cross currency interest rate swaps to reduce fluctuations in foreign currency cash flows related to capital expenditures and financial liabilities. Foreign currency forward contracts hedging firm commitments to invest in a foreign entity are not recognized at the balance sheet date. The investment in the purchased entity is capitalized using the foreign exchange rate fixed by the foreign currency forward contract. The Company purchases options to hedge firm commitments to invest in a foreign entity. A purchased option is included in other assets and measured at historical cost. Upon exercise of the option, the premium is included in the purchase cost of the asset.

Gains and losses resulting from foreign currency forward contracts, cross currency interest rate swaps and foreign currency financing which relate to the net investments in foreign entities are recorded in the cumulative translation adjustment account.

Foreign currency forward contracts hedging other payments and receipts are assigned to foreign currency portfolios categorized by foreign currency type with the related financial instruments.

These portfolios are marked to market at the balance sheet date and resultant negative portfolio values are accrued under other liabilities. Valuation gains and losses are netted portfolio for portfolio. An accrual for loss contingencies is established for each portfolio for the amount of the excess loss. Excess gains are not recognized. The forward foreign exchange contracts fix amounts the Company is required to pay in the future in EUR for a contractually fixed amount of foreign currency forward contracts and currency options.

The following is a summary of the contract or notional principal amounts outstanding at December 31, 2001 and 2000:

	Dec. 31, 2001		Dec. 31, 2000	
	Maturity	Notional amount millions of €	Maturity	Notional amount millions of €
Interest rate swaps (EUR)				
Receive fixed/pay variable	2002-2010	9,686	2001-2008	3,112
Receive variable/pay fixed	2002-2010	3,251	2005-2010	3,154
Interest rate swaps (US$)				
Receive fixed/pay variable	2002-2030	11,249	2002-2030	10,670
Receive variable/pay fixed	2002-2008	595	2002-2008	457
Interest rate swaps (GBP)				
Receive variable/pay fixed	2002-2030	9,243	2002-2030	10,517
Forward receive variable/pay fixed	2004-2005	1,642	-	-
Interest rate swaps (JPY)				
Receive fixed/pay variable	2005	778	2005	842
Interest rate swaps (CZK)				
Receive fixed/pay variable	2004	13	-	-
Interest rate caps/collars purchased	2002-2003	400	2002-2003	434
Cross currency interest rate swaps sold	2002-2030	15,129	2001-2030	16,243
Foreign currency forward contracts				
Forward purchases	2002-2008	229	2001	754
Forward sales	2002-2004	12,336	2001-2003	8,434
Currency options	2002	15	2001-2002	4,845

The terms of the EUR-receive fixed, pay variable interest rate swaps provide for Deutsche Telekom to receive interest at fixed rates (weighted average 4.7 % per annum) and pay interest at variable rates (generally based on the six-month Euribor rate). The terms of the EUR-receive variable, pay fixed interest rate swaps provide for Deutsche Telekom to receive interest at variable rates (generally based on the six-month Euribor rate) and pay interest at fixed rates (weighted average of 5.7 % per annum).

The terms of the GBP-receive variable, pay fixed interest rate swaps provide for Deutsche Telekom to receive interest at variable rates (generally based on the six-month GBP-LIBOR rate) and pay interest at fixed rates (weighted average of 6.4 % per annum for the GBP receive variable, pay fixed interest rate swaps and 6.1 % per annum for the forward contracts.

The terms of the JPY-receive fixed, pay variable interest rate swaps provide for Deutsche Telekom to receive interest at fixed rates of 1.5 % per annum which are swapped for variable rates (generally based on the six-month JPY-LIBOR rate).

The terms of the USD-receive fixed, pay variable interest rate swaps provide for Deutsche Telekom to receive interest at fixed rates (weighted average of 7.9 % per annum) which are swapped for variable rates (generally based on the six-month and the three-month USD-LIBOR rate). The terms of the USD-receive variable, pay fixed interest rate swaps provide for Deutsche Telekom to pay interest at fixed rates (weighted average of 6.2 % per annum) which are swapped for variable rates (generally based on the six-month and the three-month USD-LIBOR rate).

The terms of the CZK-receive fixed, pay variable interest rate swaps provide for Deutsche Telekom to receive interest at fixed rates of 8.1 % per annum which are swapped for variable rates (generally based on the six-month Pribor rate).

The terms of the cross currency interest rate swaps provide for Deutsche Telekom to receive and pay interest at variable rates.

Amounts received and paid under all these interest rate swaps and cross currency interest rate swaps, which are dependent on the notional amounts and the contractual interest rates, are settled annually, semi-annually or quarter-annually.

The interest rate caps purchased have one to two-year terms and provide for Deutsche Telekom to receive excesses over a specified reference interest rate. For some of the caps, option contracts were written in order to reduce the premium (purchase of interest rate collars).

The notional amounts of the derivative financial instruments do not generally represent amounts exchanged by the parties and, therefore, are not a direct measure of the exposure of the Company through its use of derivatives. The amounts exchanged are calculated by reference to the notional amounts and by the other terms of the derivatives, such as interest rates, exchange rates or other indices.

---

35 **Segment information by divisions.**

Deutsche Telekom applies Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131) and the German Accounting Standard No. 3 "Segment Reporting" (DRS 3) for the calculation of segment information. In accordance with the aforementioned, companies must disclose information on their operational segments in accordance with their internal reporting structures. Under SFAS No. 131 and DRS 3, Deutsche Telekom has the following operational segments for which reporting is required: T-Com, T-Systems, T-Mobile and T-Online. The segments for which reporting is required are strategic divisions which differ in their products and services, their relevant sub-markets, the profile of their customers and their regulatory environment.

Deutsche Telekom has focused its strategy on the strongest growth segments of global telecommunications. The Group is thus represented on all the important T.I.M.E.S. markets: telecommunications, information technology, multimedia, entertainment and security services. As a universal provider, Deutsche Telekom is thus responding to the massive trend across the industry for the convergence of technologies, networks, products and services. In order to be able to serve the T.I.M.E.S. markets in the best possible way, Deutsche Telekom has been structured in four divisions since 2001.

The valuation methods used for the group segment reporting correspond mainly to those used in the German consolidated financial statements. Deutsche Telekom evaluates the segments' performance based on their income before taxes including extraordinary income (loss). No single matter in the 2001 financial year was shown in the Deutsche Telekom Group's extraordinary income / loss; the expenses for the initial public offering of T-Online and the planned initial public offering of T-Mobile International AG accounted for the extraordinary loss of EUR 159 million in 2000.

Revenues generated and goods and services exchanged between segments are, as far as possible, calculated on the basis of market prices. Income taxes and taxes chargeable as expense are not assigned to individual segments. With the exception of depreciation and amortization, no major noncash items are shown in the segments. The income (loss) related to associated and related companies relates to income from investments and associated companies, as well as write-downs of financial assets and marketable securities.

Segment assets under segment reporting include the remaining book value of property, plant and equipment, intangible assets and financial assets. Segment investments are defined as increases in these areas. In addition, the segment assets and segment investments are shown by geographical regions; assignment to the individual regions is generally by the location of the asset. Please refer to (1) in the notes to the consolidated financial statements for the presentation of revenue by regions. In accordance with DRS 3, liabilities have been assigned to the segments since the 2000 financial year. As part of Group segment reporting, these include debt and other liabilities, excluding tax liabilities.

millions of €		Net revenue	Revenue between segments	Depreciation and amortization	Net interest expense	Income (loss) related to associated and related companies	Income (loss) before taxes	Segment assets	Segment investments	Segment liabilites	Employees[1]
T-Com	**2001**	**19,362**	**6,723**	**(4,789)**	**(260)**	**(525)**	**3,244**	**28,375**	**5,094**	**11,357**	**117,655**
	2000	20,170	7,441	(6,036)	(737)	(239)	4,373	29,446	3,783	15,807	121,514
	1999	21,606	5,068	(5,077)	(1,406)	2	1,803	–	–	–	–
T-Systems	**2001**	**11,211**	**2,577**	**(1,313)**	**(2)**	**13**	**(289)**	**5,045**	**1,289**	**4,260**	**41,528**
	2000	8,460	2,226	(754)	(114)	15	2,498	5,259	3,536	5,669	23,695
	1999	6,018	1,965	(494)	(108)	(53)	(219)	–	–	–	–
T-Mobile	**2001**	**12,994**	**1,643**	**(6,324)**	**(3,008)**	**(204)**	**(6,399)**	**86,704**	**28,418**	**21,657**	**30,124**
	2000	8,994	1,362	(2,337)	(1,370)	(127)	(2,350)	40,230	25,483	31,421	16,757
	1999	5,153	1,183	(850)	(78)	(134)	632	–	–	–	–
T-Online	**2001**	**1,338**	**111**	**(189)**	**168**	**(134)**	**(233)**	**983**	**118**	**258**	**3,008**
	2000	1,038	90	(93)	127	(9)	2,628	1,208	1,212	464	2,162
	1999	813	55	(25)	3	0	154	–	–	–	–
Other	**2001**	**3,404**	**4,583**	**(2,160)**	**(1,088)**	**(359)**	**1,629**	**25,733**	**2,888**	**41,891**	**49,345**
	2000	2,277	4,834	(1,758)	(1,074)	2,213	1,154	30,644	9,149	16,984	40,904
	1999	1,880	5,300	(2,042)	(974)	(165)	497	–	–	–	–
Reconciliation	**2001**	**0**	**(15,637)**	**(446)**	**52**	**(1)**	**(456)**	**(124)**	**(109)**	**(2,572)**	**–**
	2000	0	(15,953)	(2,013)	71	14	(1,970)	(181)	(95)	(1,537)	–
	1999	0	(13,571)	22	17	7	77	–	–	–	–
Group	**2001**	**48,309**	**0**	**(15,221)**	**(4,138)**	**(1,210)**	**(2,504)**	**146,716**	**37,698**	**76,851**	**241,660**
	2000	40,939	0	(12,991)	(3,097)	1,867	6,333	106,606	43,068	68,808	205,032
	1999	35,470	0	(8,466)	(2,546)	(343)	2,944	–	–	–	–

[1] Average figures for the year.

Segments by geographic area.

	Segment assets		Segment investments	
millions of €	**Dec. 31, 2001**	Dec. 31, 2000	**Dec. 31, 2001**	Dec. 31, 2000
Germany	55,490	59,021	7,669	16,404
European Union (excluding Germany)	26,499	31,962	1,908	15,402
Rest of Europe	12,218	9,188	1,952	5,458
North America	51,527	5,668	25,519	5,618
Other	982	767	650	186
Group	**146,716**	**106,606**	**37,698**	**43,068**

T-Com.

Within the "four-pillar strategy", T-Com is responsible in particular for Deutsche Telekom's fixed network business. This also includes the provision of network platforms and the creation, expansion and support of appropriate network infrastructures. This range of services is complemented by special additional services such as public telecommunications, directory inquiries, call centers and freecall and shared-cost numbers, the terminal equipment business, which is managed by T-Com Sales, services with international carriers and a broad range of products and services for data communications. T-Com provides this wide range of services for 41 million residential and small business customers and around 420,000 medium-sized business customers.

The decrease in net revenue of EUR 808 million to EUR 19,362 million is mainly attributable to the partial sale of the cable business (in Hesse and North-Rhine Westphalia in the third quarter of 2000 and Baden-Württemberg in the third quarter of 2001). Substitution effects in the City region from fixed network to mobile calls continued to contribute to the decrease in revenue, as well as price measures which were implemented as a result of directives from the Regulatory Authority and the continued intense price pressure from competitors in the domestic long-distance sector in particular. The decrease in revenue from call charges is offset by higher earnings from line installation and rental charges, which are mainly attributable to the increase in the number of ISDN channels and T-DSL lines. The decrease in net revenue in the T-Com segment is also attributable to price reductions for international traffic terminating in the mobile and fixed networks.

Revenue from business with other segments amounting to EUR 6,723 million relates mainly to network and support services billed by T-Com to other segments and the provision of fixed-network terminal equipment for other segments.

The depreciation and amortization item reflects the depreciation on the noncurrent assets assigned to this segment. The decrease in depreciation and amortization is attributable to the sale of part of the cable network and a nonscheduled write-down in the previous year on parts of the copper cable long-distance network and telecommunications equipment amounting to EUR 971 million. There were no comparable write-downs in 2001. The positive development of net interest expense is attributable in particular to lower debts in this segment. The decrease in the result related to associated and related companies in the period under review relates mainly to write-downs on financial assets and a poorer result related to associated and related companies at Kabel Deutschland.

Income before taxes in this segment of EUR 3,244 million was lower than last year. Besides the aforementioned changes in revenue, depreciation and amortization, results related to associated and related companies and net interest expense, this development is particularly attributable to the high level of other operating income relating to the sale of the cable companies in North-Rhine Westphalia and Hesse in 2000 for EUR 2,964 million. The only comparable development in the period under review relates to the proceeds from the sale of the cable companies in Baden Württemberg and the regional Kabelservice companies in North-Rhine Westphalia and Baden Württemberg amounting to EUR 997 million.

The decrease in segment assets from EUR 28,375 million relates in particular to a decrease in property, plant and equipment at T-Com. This is mainly attributable to the sale of parts of the cable network and scheduled depreciation of property, plant and equipment. The investments in T-Com's segment assets were mainly made in technical equipment and advance payments and construction in progress. The decrease in segment liabilities is primarily a consequence of lower debts.

T-Systems.

T-Systems is responsible for serving Deutsche Telekom's domestic and international named accounts. T-Systems offers comprehensive services from the field of information technology (IT) and telecommunications (TC) as well as e-business solutions from the IT/TC convergence sector. Together with T-Systems ITS, acquired in the fourth quarter of 2000 as debis Systemhaus (now: T-Systems ITS GmbH), Deutsche Telekom has grown into the second-largest systems house in Europe.

As in the previous year, the net revenue in the T-Systems segment increased further in 2001 to EUR 11,211 million. The increase is predominantly attributable to the consolidation of the T-Systems ITS group for the full financial year. Furthermore, DeTeSystem generated increased revenues from systems solutions, such as with the Deutsche Post project. The business area Carrier Services National continued to contribute to the increase in revenue. The area Carrier Services National has been part of the T-Com division since January 1, 2002. In return, the area Carrier Services International, previously part of T-Com, is being reassigned to the T-Systems segment.

Revenue from business with other segments also increased slightly to EUR 2,577 million. T-Systems CSM and T-Systems Nova in particular contributed to the increase in revenue. T-Systems CSM and T-Systems Nova mainly bill IT/development services to the other segments.

The increase in depreciation and amortization and the positive development of the net interest expense relate mainly to the inclusion of T-Systems ITS for the full twelve months. This led, above all, to increased amortization of goodwill. The decrease in income before taxes is furthermore attributable to the high level of proceeds from the sale of Global One (EUR 2,864 million) in early 2000. There was no income comparable with these proceeds in 2001. Excluding the sale of these shares, income before taxes improved slightly in 2001 compared with the previous year. The loss before taxes of EUR 289 million was also influenced by losses on written-off receivables from national carriers.

Segment assets amounting to EUR 5,045 million consist mainly of intangible assets, in particular goodwill relating to T-Systems ITS. Segment liabilities are influenced mainly by the level of debts.

T-Mobile.

The business of T-Mobile combines all the activities of the T-Mobile International group. Via its subsidiaries, T-Mobile currently offers a transatlantic GSM mobile communications network and thus the advantages of a uniform technical platform, mainly for a broad range of customers in Germany, the United Kingdom, the USA, Austria and the Czech Republic. T-Mobile also holds stakes in Poland, the Netherlands, Russia and Canada. Besides T-Mobile International AG as the parent company, the companies fully consolidated include T-Mobile Deutschland GmbH, One 2 One, VoiceStream/Powertel, max.mobil., RadioMobil and T-Motion.

The increase in net revenue by EUR 4,000 million to EUR 12,994 million reflects in particular the considerable increase in the number of subscribers in the mobile communications networks under T-Mobile's majority control. VoiceStream/ Powertel and RadioMobil, consolidated for the first time in 2001, also had an impact on revenue. It should be noted, however, that VoiceStream / Powertel were only consolidated for 7 months and RadioMobil for 9 months.

Revenue from business with other segments amounting to EUR 1,643 million relates mainly to domestic network interconnection services (so-called mobile-terminated calls). These services made a considerable contribution to the increase in revenue between segments.

The increased depreciation and amortization in 2001 is due not only to changes in the composition of the TMO Group (EUR 2,258 million), but also in particular to nonscheduled write-downs. The measures approved in December 2001 to standardize the brand names of the individual mobile communications operators with the aim of establishing the name T-Mobile as a global brand for mobile communications resulted in nonscheduled write-downs on goodwill of EUR 1,040 million. In addition, the increase also relates to the amortization of UMTS licenses, included for the full year for the first time in the year under review. Scheduled amortization and depreciation relates in particular to goodwill (EUR 1,802 million), mobile communications licenses (EUR 1,445 million), and technical equipment for GSM mobile communications networks (EUR 1,419 million).

The net interest expense of EUR 3,008 million is attributable, besides the change in the composition of the Group, mainly to interest expense from loans taken out by Deutsche Telekom AG – in particular as a result of the inclusion of VoiceStream/Powertel – and DT Finance. Also included in interest expense is an early repayment penalty of EUR 569 million arising from the conversion of loans from Deutsche Telekom AG to shareholders' equity in the year under review.

The increase in segment assets relates mainly to the acquisition of VoiceStream/Powertel. While both intangible assets and property, plant and equipment increased, financial assets decreased as the initial investment in VoiceStream/Powertel made in 2000 was included in the acquisition costs and was thus eliminated by the full consolidation of the company. The considerable decrease in segment liabilities is a result in particular of the conversion of loans from Deutsche Telekom AG to shareholders' equity. The increase in bonds due to the changes in the composition of the Group and the increase in the syndicated loan for One 2 One had an offsetting effect.

T-Online.

The T-Online segment is one of the largest online providers in Europe, measured in terms of subscriber numbers and revenue. It is represented with companies in France, Spain, Portugal, Austria and Switzerland. T-Online is the business area for the Internet consumer market and focuses on the growth areas of access and portal business (advertising/ e-commerce). Besides the T-Online Group, the T-Online segment also includes DeTeMedien.

The net revenue of the T-Online segment increased further in the year under review by EUR 300 million to EUR 1,338 million and thus continued the trend of 1999 and 2000. The positive developments in both the access and portal business areas make particular contributions to the revenue growth in 2001. The reasons for the increase in revenue are the increased subscriber numbers in the access area and increased portal revenues and the inclusion of Ya.com for the full year in the non-access area. The decreased revenues from DeTeMedien, a result of the spin off of the media publishing house and the card business to DeTeCard, only had a minor impact on the revenue of the T-Online segment.

T-Online also recorded a slight increase in revenue to EUR 111 million from the internal provision of services between segments. The revenue between segments relates mainly to portal revenues for the use of the T-Online homepage.

The marked decrease in income before taxes is mainly attributable to the fact that high level of proceeds relating to the initial public offering of T-Online International AG and the capital increase of comdirect were recorded in the previous year. There were no comparable activities in 2001. Excluding these one-time effects in 2000, the income before taxes is at approximately the same level as in the previous year. T-Online's increased revenues are offset by increased amortization of goodwill, particularly on companies in the T-Online subgroup acquired in 2000, and the decreased results from associated and related companies due to the negative development of results from comdirect and T-Motion.

Assets of the T-Online segment decreased, which is mainly attributable to the amortization of goodwill. The decrease in segment liabilities relates mainly to liabilities to subsidiaries.

Other.
"Other" includes Deutsche Telekom Group headquarters, competence centers (including customer billing), real estate and several foreign companies such as the Hungarian company MATÁV and Slovenské, which was consolidated for the first time in the fourth quarter of 2000. Croatian Telecom, fully consolidated since the fourth quarter of 2001, is also shown here. MATÁV, Slovenské and Croation Telecom have been assigned to the T-Com segment since January 1, 2002.

The increase in net revenue to EUR 3,404 million was influenced considerably by the inclusion for the first time of Croatian Telecom and the Macedonian company Maktel and the full-year consolidation of Slovenské. Besides these consolidation effects, increased net revenue at MATÁV, particularly in the areas of mobile communications and access and call charges, also had a positive effect.

Revenue from business with other segments amounting to EUR 4,583 million relates mainly to revenues from real estate business with T-Com.

The increase in depreciation and amortization mainly relates to a nonscheduled write-down on real estate which, however, is offset by proceeds in the same amount from the reversal of accruals for risks previously calculated as a lump sum. The decrease in the result related to associated and related companies is primarily attributable to the non-recurrence of the high proceeds of the equity stake relating to DT-FT Italian Holding of EUR 2,328 million in the previous year, generated by the sale of shares in Wind, and the valuation allowance of EUR 312 million for the stake in France Télécom.

The development of results was also marked by proceeds from the sale of Sprint FON and PCS shares and one-time expenses (totaling EUR 1,850 million) relating mainly to the sale of these shares.

The decrease in segment assets to EUR 25,733 million is attributable in particular to the decrease in financial assets. The dividend payment of DT-FT Italian Holding in particular led to a lower net carrying value of the equity stake. Furthermore, the sale of Mediaone to T-Mobile International AG led to a decrease in the assets of this segment in the 2001 financial year. The considerable increase in segment liabilities in the period under review is attributable to the reclassification of liabilities from the T-Mobile segment to the segment "Other". The reason for this is the conversion of a considerable proportion of the loans to T-Mobile International AG into shareholders' equity.

Reconciliation.
The items to be reconciled relate mainly to consolidation measures. As part of its strategy to separate itself more quickly from a considerable proportion of its real estate portfolio, Deutsche Telekom has made a nonscheduled write-down in the form of a valuation adjustment on the asset side using average prices per square meter for groups of properties to determine individual fair values amounting to EUR 2,018 million for the 2000 financial year. The valuation of real estate, completed in the period under review, led to a further nonscheduled write-down of EUR 466 million. These valuation adjustments, which do not affect the operational segments, have no effect on the internal operation of the segments; they are almost exclusively an element of the depreciation and amortization shown in the reconciliation to U.S. GAAP.

36 Information on the Board of Management and the Supervisory Board of the Deutsche Telekom AG.

The Supervisory Board has received no Supervisory Board remuneration or meeting attendance fees so far for the 2001 financial year. After the shareholders' meeting on May 29, 2002, Supervisory Board remuneration and meeting fees amounting to EUR 549,500.00 will be paid for the 2001 financial year.

Provided that the 2001 financial statements of Deutsche Telekom AG are approved in their current form, the remuneration of the Board of Management of Deutsche Telekom will amount to EUR 17,425,106.39. Deutsche Telekom granted 1,743,908 stock options to the members of the Board of Management in the year under review.

The remuneration to be paid to former members of the Board of Management of Deutsche Telekom AG and their surviving dependents amounts to EUR 805,117.05. Accruals totaling EUR 16,491,490.00 have been established for current and future pensions of this group of persons at December 31, 2001. Pension obligations to such persons for which no accrual had to be established amounted to EUR 3,393,980.00.

The members of the Board of Management and former members of the Board of Management, respectively, have not received any loans from the Company.

37 Proposal for appropriation of net income of Deutsche Telekom AG.

The income statement of Deutsche Telekom AG reflects income after taxes of EUR 6,632,002,874.39. Of this income, EUR 3,300,000,000.00 has been transferred to retained earnings in accordance with § 22 paragraph 3 of the Articles of Incorporation. Following inclusion of the unappropriated net income of EUR 100,525,987.97 carried forward from 2000, this gives rise to cumulative unappropriated net income of EUR 3,432,528,862.36.

Under the Stock Corporation Law (Aktiengesetz – AktG), the dividends payable to shareholders are determined according to the unappropriated net income shown in the annual financial statements of Deutsche Telekom AG in accordance with German GAAP. The Supervisory Board and the Board of Management will propose to the shareholders' meeting to pay a dividend of EUR 0.37 per individual no par value share, to transfer an amount of EUR 1,870,000,000.00 to other retained earnings, and to carry forward the remaining balance as part of unappropriated net income.

Bonn, March 18, 2002

Deutsche Telekom AG
Board of Management

Dr. Ron Sommer | Josef Brauner | Dr. Karl-Gerhard Eick | Jeffrey A. Hedberg

Dr. Max Hirschberger | Dr. Heinz Klinkhammer | Kai-Uwe Ricke | Gerd Tenzer

Auditors' report.

We have audited the consolidated financial statements, consisting of the statement of income, the consolidated balance sheet, the consolidated statement of cash flows, the consolidated statement of shareholders' equity and the notes to consolidated financial statements including the segment reporting, and the combined management report of Deutsche Telekom AG and the Deutsche Telekom Group for the financial year from January 1 to December 31, 2001. The preparation of the consolidated financial statements and the group management report in accordance with German commercial law are the responsibility of the Company's Board of Management. Our responsibility is to express an opinion on the consolidated financial statements and the group management report based on our audit.

We conducted our audit of the consolidated annual financial statements in accordance with § 317 HGB and the generally accepted German standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with German principles of proper accounting and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of the companies included in consolidation, the determination of the companies to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the Company's Board of Management, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion. Our audit has not led to any reservations.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with German principles of proper accounting. On the whole the combined management report for the Company and the Group provides a suitable understanding of the Group's position and suitably presents the risks of future development.

Stuttgart/Frankfurt am Main, March 18, 2002

Ernst & Young
Deutsche Allgemeine Treuhand AG
Wirtschaftsprüfungsgesellschaft
Stuttgart

(Prof. Dr. Pfitzer)	(Hollweg)
Wirtschaftsprüfer	Wirtschaftsprüfer

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft
Frankfurt am Main

(Frings)	(Laue)
Wirtschaftsprüfer	Wirtschaftsprüfer

U.S. GAAP reconciliation.

The consolidated financial statements of Deutsche Telekom AG have been prepared in accordance with German GAAP. These rules differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). Application of U.S. GAAP would have affected the net income (loss) for each of the years: 2001, 2000 and 1999 and balance sheet as of December 31, 2001 and 2000. In the tables presented below, are the significant differences between German GAAP and U.S. GAAP. Detailed descriptions regarding the adjustments as well as other required U.S. GAAP disclosures are included in the Company's 2001 Annual Report on Form 20-F.

Reconciliation of net income (loss) from German GAAP to U.S. GAAP

	2001 **millions of €**	2000 millions of €	1999 millions of €
Net income (loss) as reported in the consolidated financial statements under German GAAP	**(3,454)**	**5,926**	**1,253**
U.S. GAAP reconciling adjustments			
Valuation adjustments of fixed assets	443	2,792	-
Mobile communications licenses	2,098	865	-
Internally developed software	166	95	163
Effects of dilution gains	(396)	1,741	-
Goodwill and asset differences	(285)	(97)	5
Write-down of tradenames	1,040	-	-
Value-added tax	(27)	(169)	288
Derivatives and related foreign exchange differences	(31)	(146)	68
Implementation of SFAS 133	370	-	-
Accruals for personnel restructuring	10	(125)	(97)
Financing of fixed assets	(42)	-	-
Deferral of gains on divestitures	27	(348)	-
Deferred income	(168)	48	(129)
Implementation of SAB 101, cumulative to December 31, 1999	-	(869)	-
Capital raising and financing costs	-	120	238
Asset-backed securitization	(71)	-	-
Investments in equity investees	(182)	62	-
Effects of full consolidation of debis, net of tax	(294)	(116)	-
Other differences	253	(28)	(32)
Income taxes	1,066	(482)	(244)
Net income in accordance with U.S. GAAP	**523**	**9,269**	**1,513**

Reconciliation of shareholders' equity from German GAAP to U.S. GAAP

	Dec. 31, 2001 *millions of €*	Dec. 31, 2000 *millions of €*
Shareholders' equity as reported in the consolidated financial statements under German GAAP	**66,301**	**42,716**
U.S. GAAP reconciling adjustments		
Valuation adjustments of fixed assets	3,235	2,792
Mobile communications licenses	2,963	865
Internally developed software	438	272
Effects of dilution gains	1,345	1,741
Goodwill and asset differences	2,672	1,001
Write-down of tradenames	1,062	-
Unrealized gains on marketable securities	580	2,503
Value-added tax	-	27
Derivatives and related foreign exchange differences	29	(154)
Implementation of SFAS 133	338	-
Accruals for personnel restructuring	22	12
Financing of fixed assets	(42)	0
Deferral of gains on divestitures	(321)	(348)
Deferred income	(1,144)	(88)
Implementation of SAB 101, cumulative to December 31, 1999	-	(869)
Asset-backed securitization	(71)	-
Investments in equity investees	(117)	56
Effects of full consolidation of debis, net of tax	(410)	(116)
Other differences	82	40
Income taxes	2,049	(40)
Minority interest	(5,307)	(4,302)
Shareholders' equity in accordance with U.S. GAAP	**73,704**	**46,108**

Changes in shareholders' equity in accordance with U.S. GAAP

	Dec. 31, 2001 millions of €	Dec. 31, 2000 millions of €
Shareholders' equity in accordance with U.S. GAAP, on January 1	**46,108**	**37,611**
Net income in accordance with U.S. GAAP	523	9,269
Other comprehensive income		
Net change in unrealized gains on marketable securities, net of tax	(1,904)	1,458
Foreign currency translation	(684)	(480)
Additional minimum pension liability, net of tax	(158)	-
Derivatives, net of tax	(14)	-
	(2,760)	**978**
Capital increase due to shares issued for VoiceStream/Powertel	31,614	-
Other changes	96	124
Dividends for 2000 and 1999, respectively	(1,877)	(1,874)
Shareholders' equity in accordance with U.S. GAAP, on December 31	**73,704**	**46,108**

Consolidated statements of income.
The consolidated statements of income and the earnings per share in accordance with U.S. GAAP are presented below.

	2001 millions of €	2000 millions of €	1999 millions of €
Results from ordinary business activities/Income (loss) before income taxes	**(144)**	**10,882**	**3,409**
Income tax benefit (expense)	504	(1,106)	(1,624)
Income before income applicable to minority shareholders	360	9,776	1,785
Income applicable to minority shareholders	(63)	(70)	(272)
Net income in accordance with U.S. GAAP before effect **of implementation of SFAS 133 and cumulative effect of SAB 101, in 2001 and 2000, respectively**	**297**	**9,706**	**1,513**
Effect due to implementationof SFAS 133/SAB 101, net of tax	226	(437)	–
Net income in accordance with U.S. GAAP	**523**	**9,269**	**1,513**
Earnings per share/ADS under U.S. GAAP (in €)			
Earnings per share before implementation of SFAS 133/SAB 101	0.08	3.21	0.53
Cumulative effect from implementation of SFAS 133/SAB 101	0.06	(0.15)	–
Total earnings per share in accordance with U.S. GAAP	0.14	3.06	0.53

Consolidated statements of comprehensive income.
In addition to the contents of the financial statements which must be disclosed in accordance with German GAAP, comprehensive income must be disclosed under U.S. GAAP. Other comprehensive income covers certain changes to the shareholders' equity not affecting net income and not related to capital payments, dividend payments or similar transactions with the shareholders.

	2001 millions of €	2000 millions of €	1999 millions of €
Net income in accordance with U.S. GAAP	**523**	**9,269**	**1,513**
Other comprehensive income			
Foreign currency translation	(684)	(480)	177
Unrealized gains on marketable securities, net of tax	67	1,458	232
Reclassification of realized gains included in net income, net of tax	(1 971)	–	–
	(1,904)	**1,458**	**232**
Additional minimum pension liability, net of tax	(158)	–	–
Derivatives, net of tax	(14)	–	–
Other comprehensive income (loss)	**(2,760)**	**978**	**409**
Total comprehensive income (loss)	**(2,237)**	**10,247**	**1,922**

J000176

Development of comprehensive income

	Foreign currency translation millions of €	Unrealized gains on marketable securities millions of €	Other developments millions of €	Cumulative other comprehensive income/(loss) millions of €
December 31, 1998	**(541)**	**345**	**–**	**(196)**
Changes	177	(232)	–	(409)
December 31, 1999	**(364)**	**577**	**–**	**213**
Changes	(480)	1,458	–	978
December 31, 2000	**(844)**	**2,035**	**–**	**1,191**
Changes	(684)	(1,904)	(172)	(2,760)
December 31, 2001	**(1,528)**	**131**	**(172)**	**(1,569)**

000177


Vision.
We let everyone take part.
EXIT

Supervisory board seats of the members of Deutsche Telekom AG's Board of Management.

Dr. Ron Sommer

Member of the supervisory boards of the following subsidiaries, associated and related companies:
- T-Mobile International AG, Bonn, Chairman of the Supervisory Board (since 3/2000)
- T-Online International AG, Darmstadt, Chairman of the Supervisory Board (since 2/2000)

Member of the supervisory boards of other companies or institutions:
- Münchener Rückversicherungs-Gesellschaft AG, Munich (since 11/1998)

Josef Brauner

Member of the supervisory boards of the following subsidiaries, associated and related companies:
- Detecon GmbH, Bonn, (formerly Detecon Deutsche Telepost Consulting GmbH, Bonn) Chairman of the Supervisory Board (since 5/1999)
- *Detecon Consulting GmbH, Frankfurt am Main, Chairman* of the Supervisory Board (since 8/2001)
- T-Mobile Deutschland GmbH, Bonn (formerly DeTeMobil Deutsche Telekom MobilNet GmbH, Bonn) (since 3/2000)
- DeTeSystem Deutsche Telekom Systemlösungen GmbH, Frankfurt am Main, Chairman of the Supervisory Board (from 1999 to 3/2001)
- T-Systems CSM GmbH, Darmstadt (formerly Deutsche Telekom Computer Service Management GmbH (DeTeCSM), Darmstadt) (from 1999 to 4/2001)
- TEGARON Telematics GmbH, Bonn, Member of the Advisory Board (since 9/2001)
- T-Online International AG, Darmstadt (since 2/2000)
- T-Systems International GmbH, Frankfurt am Main, Chairman of the Supervisory Board (since 3/2001)
- T-Systems ITS GmbH, Leinfelden-Echterdingen, (formerly debis Systemhaus GmbH, Leinfelden-Echterdingen), Chairman of the Supervisory Board (since 12/2000)
- T-Telematik Venture Holding GmbH (T-Venture), Bonn (from 1998 to 2001)
- 1. T-Telematik Venture Beteiligungsgesellschaft mbH (1. T-TVB), Bonn (from 1998 to 2001)
- 2. T-Telematik Venture Beteiligungsgesellschaft mbH (2. T-TVB), Bonn (from 1999 to 2001)

Dr. Karl-Gerhard Eick

Member of the supervisory boards of the following subsidiaries, associated and related companies:
- GMG Generalmietgesellschaft mbH, Münster (formerly DeTeImmobilien Deutsche Telekom Immobilien und Service GmbH, Münster) (since 1/2000)
- Sireo Real Estate Asset Management GmbH, Frankfurt am Main (formerly MCT Immobilien Management GmbH, Frankfurt am Main), Chairman of the Supervisory Board (since 5/2001)
- T-Mobile International AG, Bonn (since 3/2000)
- T-Online International AG, Darmstadt (since 2/2000)
- TRI Technology Resources Industries Berhad, Kuala *Lumpur (Malaysia) (from 2000 to 11/2001)*
- T-Systems International GmbH, Frankfurt am Main (since 1/2001)
- T-Telematik Venture Holding GmbH (T-Venture), Bonn (since 1/2000)
- 1. T-Telematik Venture Beteiligungsgesellschaft mbH (1. T-TVB), Bonn (since 1/2000)
- 2. T-Telematik Venture Beteiligungsgesellschaft mbH (2. T-TVB), Bonn (since 1/2000)
- VoiceStream Wireless Corporation, Bellevue (USA), Board of Directors (since 5/2001)

Member of the supervisory boards of other companies or institutions:
- Dresdner Bank Luxembourg S.A., Board of Directors (since 1/2001)

Jeffrey A. Hedberg

Member of the supervisory boards of the following subsidiaries, associated and related companies:
- Deutsche Telekom Asia Pte. Ltd., Singapore (since 1/2000)
- Deutsche Telekom Inc., New York (USA), Chairman of the Board of Directors (since 11/2001)
- One 2 One Personal Communications Ltd., Borehamwood, Hertfordshire (United Kingdom), Board of Directors (since 10/1999)
- One 2 One Partnership, Borehamwood, Hertfordshire (United Kingdom), Board of Directors (since 10/1999)
- T-Mobile International AG, Bonn (since 3/2000)
- T-Online International AG, Darmstadt (since 2/2000)
- TRI Technology Resources Industries Berhad, Kuala Lumpur (Malaysia) (from 1999 to 11/2001)
- T-Systems International GmbH, Frankfurt am Main (since 1/2001)
- T-Systems USA Inc., New York (USA), (formerly Deutsche Telekom Inc., New York (USA)), Chairman of the Board of Directors (since 2/2000)

- T-Telematik Venture Holding GmbH (T-Venture), Bonn (since 9/2001)
- 1. T-Telematik Venture Beteiligungsgesellschaft mbH (1. T-TVB), Bonn (since 10/2001)
- 2. T-Telematik Venture Beteiligungsgesellschaft mbH (2. T-TVB), Bonn (since 10/2001)
- VoiceStream Wireless Corporation, Bellevue (USA), Board of Directors (since 5/2001)

Dr. Max Hirschberger

Member of the supervisory boards of the following subsidiaries, associated and related companies:

- T-Mobile Deutschland GmbH, Bonn (formerly DeTeMobil Deutsche Telekom MobilNet GmbH, Bonn) (since 9/2001)
- Deutsche Telekom Holding B.V., Amsterdam (Netherlands) (from 1/2000 to 7/2001)
- Deutsche Telekom International Finance B.V., Amsterdam (Netherlands) (from 1/2000 to 7/2001)
- T-Mobile International AG, Bonn (since 3/2000)
- T-Motion plc, London (United Kingdom), Board of Directors (since 5/2000)
- T-Systems International GmbH, Frankfurt am Main (since 9/2001)
- VoiceStream Wireless Corporation, Bellevue (USA), Board of Directors (since 5/2001)

Dr. Heinz Klinkhammer

Member of the supervisory boards of the following subsidiaries, associated and related companies:

- T-Mobile Deutschland GmbH, Bonn (formerly DeTeMobil Deutsche Telekom MobilNet GmbH, Bonn) (since 5/1998)
- GMG Generalmietgesellschaft mbH Münster (formerly DeTeImmobilien Deutsche Telekom Immobilien und Service GmbH, Münster), (Member of the Supervisory Board since 6/1996), Chairman of the Supervisory Board (since 1/2000)
- Sireo Real Estate Asset Management GmbH, Frankfurt am Main (formerly MCT Immobilien Management GmbH, Frankfurt am Main) (since 5/2001)
- T-Systems International GmbH, Frankfurt am Main (since 1/2001)
- T-Systems ITS GmbH, Leinfelden-Echterdingen (formerly debis Systemhaus GmbH, Leinfelden-Echterdingen) (since 11/2000)

Member of the supervisory boards of other companies or institutions:

- Federal Posts and Telecommunications Agency, Administrative Board (since 2000)
- Vereinigte Postversicherung VVaG, Stuttgart (from 1996 to 2001)

Kai-Uwe Ricke

Member of the supervisory boards of the following subsidiaries, associated and related companies:

- BEN Nederland Holdings B.V., Amsterdam (Netherlands), Board of Directors (from 2000 to 10/2001)
- T-Mobile Deutschland GmbH, Bonn (formerly DeTeMobil Deutsche Telekom MobilNet GmbH, Bonn), Chairman of the Supervisory Board (since 3/2000)
- One 2 One Personal Communications Limited, Borehamwood, Hertfordshire (United Kingdom), Board of Directors (since 10/1999)
- One 2 One Partnership, Borehamwood, Hertfordshire (United Kingdom), Board of Directors (since 10/1999)
- T-Motion plc., London (United Kingdom), Chairman of the Board of Directors (since 3/2000)
- T-Online International AG, Darmstadt (since 10/2001)
- max.mobil. Telekommunikation Service GmbH, Vienna (Austria), (Member of the Supervisory Board since 1998), Chairman of the Supervisory Board (since 2000)
- VoiceStream Wireless Corporation, Bellevue (USA), Board of Directors (since 5/2001)

Gerd Tenzer

Member of the supervisory boards of the following subsidiaries, associated and related companies:

- GMG Generalmietgesellschaft mbH, Münster (formerly DeTeImmobilien Deutsche Telekom Immobilien und Service GmbH, Münster) (since 6/1996)
- Kabel Deutschland GmbH, Bonn, Chairman of the Supervisory Board (since 4/1999)
- MSG MediaServices GmbH, Munich, Chairman of the Supervisory Board (since 4/1999)
- Partner für Berlin Gesellschaft für Hauptstadtmarketing mbH, Berlin (since 1995)
- Société Européenne des Satellites S.A., Betzdorf (Luxembourg), Board of Directors (from 4/1999 to 11/2001)
- SES – Global S.A., Betzdorf (Luxembourg), Board of Directors (since 11/2001)
- T-Mobile International AG, Bonn (since 3/2000)
- T-Systems International GmbH, Frankfurt am Main (since 2001)
- T-Telematik Venture Holding GmbH (T-Venture), Bonn (since 7/2001)
- 1. T-Telematik Venture Beteiligungsgesellschaft mbH (1. T-TVB), Bonn (since 7/2001)
- 2. T-Telematik Venture Beteiligungsgesellschaft mbH (2. T-TVB), Bonn (since 7/2001)

Member of the supervisory boards of other companies or institutions:

- VDE GmbH, Frankfurt am Main (since 2000)

Detlev Buchal

Member of the supervisory boards of the following subsidiaries, associated and related companies:

- DeTeMedien Deutsche Telekom Medien GmbH, Frankfurt am Main, Chairman of the Supervisory Board (since 6/1996)
- T-Mobile Deutschland GmbH, Bonn (formerly DeTeMobil Deutsche Telekom MobilNet GmbH, Bonn) (from 1996 to 8/2001)
- MATÁV Hungarian Telecommunications Co. Ltd., Budapest/Hungary (since 10/2000)
- T-Systems SIRIS S.A.S., Paris (formerly SIRIS S.A.S., Paris) (from 2000 to 4/2001)
- TEGARON Telematics GmbH, Bonn, Chairman of the Advisory Board (from 9/1999 to 9/2001)
- T-Online International AG, Darmstadt (from 1998 to 10/2001)
- T-Motion plc., London (United Kingdom), Board of Directors (from 2000 to 1/2001)
- T-Systems Nova GmbH, Bonn (formerly T-Nova Deutsche Telekom Innovationsgesellschaft mbH, Bonn) (from 6/1999 to 4/2001)
- T-Systems International GmbH, Frankfurt am Main (from 2001 to 9/2001)
- T-Telematik Venture Holding GmbH (T-Venture), Bonn (from 2000 to 7/2001)
- 1. T-Telematik Venture Beteiligungsgesellschaft mbH (1. T-TVB), Bonn (since 1/2000)
- 2. T-Telematik Venture Beteiligungsgesellschaft mbH (2. T-TVB), Bonn (since 1/2000)

Dr. Hagen Hultzsch

Member of the supervisory boards of the following subsidiaries, associated and related companies:

- Bonn-Innova GmbH & Co. Venture Beteiligungs KG (BIVB), Bonn, Chairman of the Supervisory Board (since 1998)
- DeTeSystem Deutsche Telekom Systemlösungen GmbH, Frankfurt am Main (from 1997 to 3/2001)
- T-Systems CSM GmbH, Darmstadt (formerly Deutsche Telekom Computer Service Management GmbH (DeTeCSM), Darmstadt), Chairman of the Supervisory Board (from 1996 to 3/2001)
- T-Systems Nova GmbH, Bonn (formerly T-Nova Deutsche Telekom Innovationsgesellschaft mbH (T-Nova), Bonn), Chairman of the Supervisory Board (from 1999 to 4/2001)
- T-Systems International GmbH, Frankfurt am Main (from 2001 to 9/2001)
- T-Telematik Venture Holding GmbH (T-Venture), Bonn, Chairman of the Supervisory Board (from 1997 to 12/2001)
- 1. T-Telematik Venture Beteiligungsgesellschaft mbH (1. T-TVB), Bonn, Chairman of the Supervisory Board (from 1997 to 12/2001)
- 2. T-Telematik Venture Beteiligungsgesellschaft mbH (2. T-TVB), Bonn, Chairman of the Supervisory Board (from 1997 to 12/2001)
- debis Systemhaus Solutions for Research GmbH, Weßling, Chairman of the Supervisory Board (since 4/2001)

Member of the supervisory boards of other companies or institutions:

- Forschungszentrum Jülich GmbH, Jülich (from 1997 to 11/2001)
- Foundation Council of CAESAR Foundation, Bonn (since 1998)
- Bonn University Clinics (since 11/2000)
- University Supervisory Board of Goethe-Universität, Frankfurt am Main (since 11/2000)

Other supervisory board seats of the members of Deutsche Telekom AG's Supervisory Board.

Dr. Hans-Dietrich Winkhaus
- ERGO-Versicherungen, Düsseldorf (since 5/1998)
- Degussa AG, Düsseldorf (since 3/1999)
- Deutsche Lufthansa AG, Cologne (since 6/1998)
- Schwarz Pharma AG, Monheim, (since 6/1998), Chairman of the Supervisory Board (since 5/2000)
- BMW AG, Munich (since 5/1999)

Rüdiger Schulze
- T-Mobile Deutschland GmbH, Bonn (formerly DeTeMobil Deutsche Telekom MobilNet GmbH, Bonn), Vice Chairman of the Supervisory Board (since 3/1999)

Gert Becker
- ALCAN Deutschland GmbH, Eschborn (since 9/1996)
- Bankhaus Metzler KGaA, Frankfurt am Main, Chairman of the Supervisory Board (since 1/1997)
- Bilfinger + Berger Bau AG, Mannheim, Chairman of the Supervisory Board (since 7/1983)
- Degussa-Hüls AG, Frankfurt am Main (from 3/1996 to 5/2001)

Josef Falbisoner
- PSD-Bank, Munich, Augsburg office (since 6/1994)

Dr. Hubertus von Grünberg
- Allianz-Versicherungs AG, Munich (since 5/1998)
- Continental AG, Hannover (since 6/1999)
- MAN Aktiengesellschaft, Munich (since 2/2000)

Supervisory board seats in companies abroad:
- Schindler Holding AG, Hergiswil (Switzerland), Board of Directors (since 5/1999)

Dr. sc. techn. Dieter Hundt
- EvoBus GmbH, Stuttgart (since 5/1995)
- Stauferkreis Beteiligungs-AG, Göppingen, Chairman of the Supervisory Board (since 1/1999)
- Stuttgarter Hofbräu AG, Stuttgart (since 4/1993)
- Stuttgarter Hofbräu Immobilien Verwaltungs-AG, Stuttgart, Chairman of the Supervisory Board (since 5/1999)
- Landesbank Baden-Württemberg, Stuttgart, Administrative Board (since 1/1999)

Rainer Koch
- GMG Generalmietgesellschaft mbH, Münster (formerly DeTeImmobilien, Deutsche Immobilien und Service GmbH, Münster) (since 6/1996)

Dr. h.c. André Leysen
- Agfa-Gevaert AG, Leverkusen, Chairman (since 1984)
- Bayer AG, Leverkusen (since 1987)
- E.On AG, Düsseldorf (since 1993)
- Schenker AG, Essen (since 1972)

Supervisory board seats in companies in Belgium:
- Agfa-Gevaert N.V. Mortsel/Antwerp, Chairman (since 1979)
- GIB Group, Brussels (from 1983 to 6/2001)
- Tessenderlo Chemie N.V., Tessenderlo (from 1983 to 6/2001)
- Vlaamse Uitgeversmaatschappij N.V., Groot-Bijgaarden (from 1976 to 5/2001)

Waltraud Litzenberger
- PSD-Bank e.G., Koblenz (since 9/1998)

Michael Löffler
- no other seats -

Hans-W. Reich
- ALSTOM GmbH, Frankfurt am Main (since 8/1999)
- DePfa Deutsche Pfandbrief Bank AG, Wiesbaden (since 6/2001)
- Deutsche Energie-Agentur GmbH, Berlin (since 4/2001)
- Frachtkontor Junge & Co. GmbH, Hamburg (from 7/1995 to 4/2001)
- Haftpflicht-Unterstützungs-Kasse kraftfahrender Beamter Deutschlands a.G., Coburg (since 7/2000)
- HUK-COBURG Holding GmbH, Coburg (since 7/2000)
- HUK-COBURG-Allgemeine-Versicherungs-Aktiengesellschaft, Coburg (since 7/2000)
- IKB Deutsche Industriebank AG, Düsseldorf (since 9/1999)
- Krankenversicherungs-Aktiengesellschaft der HUK-COBURG (HUK-COBURG-Krankenversicherung), Coburg (since 7/2000)
- Lebensversicherungs-Aktiengesellschaft der HUK-COBURG (HUK-COBURG-Leben), Coburg (since 7/2000)
- RAG AG, Essen (since 11/2000)
- Thyssen Krupp Steel AG, Duisburg (since 7/2000)
- Thyssen Werften GmbH, Emden (from 6/1996 to 3/2001)

Rainer Röll
- no other seats -

Wolfgang Schmitt
- PSD-Bank, Stuttgart-Freiburg e.G. (since 1993)

Prof. Dr. Helmut Sihler
- Dr. Ing. h.c. F. Porsche AG, Stuttgart, Chairman of the Supervisory Board (since 1/1993)

Supervisory board seats in companies abroad:
- *max.mobil. Telekommunikations Service GmbH, Vienna* (since 1/2001)
- Novartis AG, Basle, Vice Chairman of the Board of Directors (since 4/1996)

Michael Sommer
- BHW Bausparkasse, Hameln (since 1/1999)
- Postbank, Bonn, Vice Chairman of the Supervisory Board (since 11/1997)
- T-Systems International GmbH, Bonn, Vice Chairman of the Supervisory Board (since 1/2001)

Ursula Steinke
- no other seats -

Prof. Dr. h.c. Dieter Stolte
- Bavaria Film- und Fernsehstudios GmbH, Munich/Geiselgasteig, Chairman of the Supervisory Board (since 1997)
- ZDF Enterprises GmbH, Mainz, Chairman of the Supervisory Board (since 1992)
- Sportrechte- und Marketing-Agentur GmbH, Munich, Chairman of the Supervisory Board (since 1998)

Bernhard Walter
- Bilfinger + Berger Bau AG, Mannheim (since 7/1998)
- *DaimlerChrysler AG, Stuttgart (since 5/1998)*
- Degussa-Hüls AG, Frankfurt am Main (from 2/1998 to 2/2001)
- Deutsche Hyp Deutsche Hypothekenbank Frankfurt-Hamburg AG, Frankfurt am Main (from 9/1990 to 3/2001)
- Heidelberger Zement AG, Heidelberg (from 6/1998 to 6/2001)
- Henkel KGaA, Düsseldorf (since 5/1998)
- *mg technologies ag, Frankfurt am Main (since 3/1993)*
- Staatliche Porzellan-Manufaktur Meissen GmbH, Meissen (since 1/2001)
- Thyssen Krupp AG, Düsseldorf (since 3/1997)
- Wintershall AG, Kassel (since 2/2001)

Wilhelm Wegner
- VPV Allgemeine Versicherungs-AG, Cologne (since 8/1995)
- VPV Holding AG, Stuttgart (since 1/2002)
- Vereinigte Postversicherung VVaG, Stuttgart (since 7/1998)
- PSD Bank Düsseldorf e.G., Düsseldorf (since 8/2000)

Prof. Dr. Heribert Zitzelsberger
- no other seats -

Index.

000185

Glossary.

ADS
Short for American Depositary Share (sometimes also American Depositary Receipt = ADR). A bearer certificate being traded on a US stock exchange (such as the New York Stock Exchange for example) in representation of a number of foreign shares.

The buyer of ADSs acquires the same rights and obligations that apply to the holder of ordinary shares in terms of claim on pro rata share in annual profits, right to be given information, voting rights and participation in the annual general meeting.

One ADS of Deutsche Telekom commercially equals one Deutsche Telekom no par value share. The ratio of shares to ADS is 1:1.

ADSL – Asymmetrical Digital Subscriber Line
Technology for high-speed transmission in the local loop – at speeds of 16 kbit/s to 640 kbit/s (upstream) and up to 8 Mbit/s (downstream) – via a standard copper twin wire over a distance of approximately three kilometers.

ASP
Short for Application Service Provider (or Provision). This refers to the principle of software being leased via the Internet.

ATM – Asynchronous Transfer Mode
Internationally standardized technology for broadband data transmission that provides flexible transmission rates of up to 622 Mbit/s. Deutsche Telekom's ATM services are offered under the brand name "T-Net-ATM".

Backbone
The main part within a supra-regional or global network architecture that connects local subnetworks; backbones are normally very high-speed links (in the Mbit/s and Gbit/s ranges).

Broadband gateway
Broadband network access.

Call-by-call selection of a telephone company
Dialing procedure that enables a telephone customer to use the carrier (long-distance operator) of his or her choice for long-distance and international calls (i.e., the customer can change carriers for each call).

Call center
A company, or department of a company, that offers operator-supported voice services. A large number of operators handle inbound calls via a hotline, with outbound calls being part of direct marketing efforts.

Carriers' carrier
A network operator who provides network services to other telecommunications companies.

Desktop services
Our Global Desktop Services product features a variety of support services including outsourcing of whole IT networks. Deutsche Telekom offers an integrated IT service portfolio for corporate customers, providing everything from the server infrastructure and PC workstations through to application management and call center services for user support. As a competent service provider, Deutsche Telekom assumes end-to-end responsibility for all the corporate customer's desktop computers.

Downstream
Communication of data from the Internet server to the user's PC.

DRSC
Short for Deutsches Rechnungslegungs Standards Committee e. V. (German Accounting Standards Committee). National body that develops recommendations for corporate accounting standards and their practical application.

e-commerce
Electronic commerce.

Earnings per share
This key figure shows the Group's net income or loss after taxes per share. It is computed by dividing the amount of net income or loss as reported in the consolidated statement of income by the weighted average of outstanding shares.

EITO
Short for European Information Technology Observatory. The establishment of this institution, which is unique in Europe, is the result of a widely-based initiative for gathering comprehensive information and data about the overall European IT and telecom market. The Observatory also provides specific services for companies from this sector and for users and public organizations.

GPRS – General Packet Radio Service
A technology allowing higher data transmission rates in GSM networks.

GSM – Global System for Mobile Communications
A pan-European mobile communications standard for the 900-MHz frequency range.

Hosting
Provision of storage capacity via the Internet.

Interconnection
Term used for the linking of networks of different providers, as regulated by the German Telecommunications Act.

Internet/intranet
The Internet is a worldwide IP-based computer network that has no central network management. Intranets, on the other hand, are managed IP networks that can be accessed only by specific user groups.

IP – Internet Protocol
Nonproprietary transport protocol in layer 3 of the OSI reference model for inter-network communications.

ISDN – Integrated Services Digital Network
Integrates telecommunications services such as telephony, fax or data communications within one network. Digitization improves transmission quality and increases the transmission rate compared to traditional, analog transmission systems. Furthermore, ISDN also provides packet-switched data transmission.

LAN – Local Area Network
Local network that covers a short-distance region; LANs usually have decentralized network management.

Multimedia
Term used for real-time integration of text with still images and graphics, video and sound.

Optical fiber network
Data-transmission medium consisting of ultra-pure quartz glass. Optical fiber cables have higher transmission capacity (in the Gbit/s range) and lower signal distortion than copper cables.

Portal site
Central point of entry to the Internet with an intelligent and personalized user interface that helps online customers navigate the content offered.

Preselection
Preselection of a telephone company. Procedure in which the customer selects a certain provider – known as the long-distance carrier – for all of his or her long-distance and international calls.

Roaming
A feature of cellular mobile communications networks. Activated mobile stations remain accessible, regardless of location, in all radio cells of the entire area served by the network. Roaming can also include similar networks of different network operators, as is the case with international roaming in the pan-European GSM system.

SDH network
The SDH (Synchronous Digital Hierarchy) network consists of interconnected digital nodes. The system features a basic transmission rate of 155 Mbit/s and uses so-called synchronous transport modules (STM). The SDH technology offers a variety of functions for network management and the maintenance of quality parameters.

Statement of cash flows
The cash flow statement forms the liquidity-related part of business accounting. It records cash flows during the financial year in terms of value by comparing inflows and outflows within the period under review, thus showing the change in cash and cash equivalents at year-end.

T-D1
Deutsche Telekom's GSM standard mobile communications service.

T-DSL
Deutsche Telekom's ADSL service.

T-InterConnect
High-performance network platform (155 Mbit/s) for Deutsche Telekom's Internet communication applications.

T-InterConnect dsl
Professional, asymmetrical dedicated line to Deutsche Telekom's Internet backbone. This line allows Internet data to be received at rates of up to 6 Mbit/s and sent at a max. rate of 576 kbit/s.

T-ISDN
Deutsche Telekom's ISDN network.

T-ISDN dsl
Service combining Deutsche Telekom's T-ISDN line and T-DSL.

T-LAN
Deutsche Telekom's LAN (Local Area Network) service.

T-Net
Deutsche Telekom's digitized telephone network.

Telematics
Technology integrating telecommunications and information technology.

UMTS – Universal Mobile Telecommunications System
International third-generation mobile communications standard that integrates mobile multimedia and telematics services in the 2-GHz range.

VOIP – Voice Over Internet Protocol
Technology for establishing telephone calls via the Internet. There are three methods: PC to PC, PC to Phone, Phone to Phone.

VPN – Virtual Private Network
Customized network that is mapped virtually in Deutsche Telekom's network.

WAP – Wireless Application Protocol
Enables content to be made visible on the mobile phone display.

WDM network
WDM means Wavelength Division Multiplexing. The individual channels of the WDM network are routed via various different wavelengths of the optical transmission medium used.

Wireless LAN
A local wireless network for highly flexible data communication in the in-house area or on campus. Can serve as an extension or alternative to a wired LAN. Wireless LAN data links offer users the greatest degree of flexibility for call set-up and a high level of mobility.


Culture.
We're learning more, digging deeper.

Contacts.

Deutsche Telekom AG
Group Communications
Postfach 2000, D-53105 Bonn, Germany
Phone +49 228 181-4949
Fax +49 228 181-94004

Internet: www.telekom.de

Investor Relations:
Phone +49 228 181-88880
Fax +49 228 181-88009
E-Mail: Investor.Relations@telekom.de

New York Office
Phone +1-212-424-2959
Fax +1-212-424-2933
E-Mail: investor.relations@usa.telekom.de

Additional copies of this report are available at:
Phone +49 921 18-1022
Fax +49 921 18-1029

Translation:
Deutsche Telekom AG,
Foreign Language Service et al.

Production:
Citigate SEA GmbH & Co. KG, Düsseldorf

Reproduction:
O/R/T Medien Verbund, Krefeld

Printing:
Heining & Müller GmbH, Mülheim a.d. Ruhr
Printed with mineral-oil-free color on chlorine-free paper.

Photographs:
grundflum, Stephan Knecht

Design:
Interbrand Zintzmeyer & Lux

The German version of this Annual Report is legally binding.

KNr. 642 100 078

Financial calendar.

2002/2003 financial calendar

Press conference on the 2001 financial statements	April 23, 2002
Analysts' meeting	April 23, 2002
2002 shareholders' meeting (Cologne)	May 28, 2002
2002 group half-year report	August 21, 2002
Group report Jan. 1 to Sep. 30, 2002	November 20, 2002
Press conference on the 2002 financial statements	April 2003
2003 shareholders' meeting	May 20, 2003

Cautionary Statement.

Except for the historical statements and discussions contained herein, statements contained in this Annual Report constitute "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21 E of the Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside of Deutsche Telekom's control, that could cause actual results to differ materially from such statements. These factors include, but are not limited to, telecommunications usage levels, competitive forces in liberalized markets, regulatory changes, technological developments, the success of business, operating and financial initiatives and material adverse changes in economic conditions in the markets served by Deutsche Telekom and its affiliates. Readers are cautioned not to put undue reliance on these forward-looking statements. For a more detailed description of these and additional uncertainties and other factors, see Deutsche Telekom's filings with the U.S. Securities and Exchange Commission (and in particular its most recent annual report on Form 20-F).

Key statistical data for the Deutsche Telekom Group.

	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991
Total number of fixed-network lines including ISDN channels Germany and abroad (millions)[a]	56.9	54.8	50.5	49.0	47.5	46.2	43.7	39.9	37.5	35.6	33.7
of which: Germany	50.7	49.4	47.8	46.5	45.2	44.2	42.0	39.9	37.5	35.6	33.7
of which: standard analog lines	30.3	32.1	34.5	36.4	37.8	39.0	39.2	38.2	36.7	35.2	33.5
of which: ISDN channels[b]	20.4	17.3	13.3	10.1	7.3	5.2	2.7	1.7	0.8	0.4	0.2
Number of subscribers to AktivPlus calling plan (in operation)	8.4	4.3	0.8	-	-	-	-	-	-	-	-
T-DSL subscriptions (marketed)	2.2	0.6	2.9 thousand	-	-	-	-	-	-	-	-
of which: abroad[c]	6.2	5.4	2.7	2.5	2.3	2.0	1.7	-	-	-	-
of which: MATÁV	2.9	2.9	2.7	2.5	2.3	2.0	1.7	-	-	-	-
of which: Slovenské Telekomunikácie	1.6	1.6	-	-	-	-	-	-	-	-	-
of which: HT-Hrvatske telekomunikacije[d]	1.7	0.7	-	-	-	-	-	-	-	-	-
Mobile subscribers (millions)											
Total number of subscribers[e]	66.9	42.1	20.3	5.8	3.8	2.7	2.1	1.6	1.3	0.8	0.5
Subcribers of fully consolidated subsidaries	48.9	31.2	15.8	5.8	3.8	2.7	2.1	1.6	1.3	0.8	0.5
of which: T-Mobile Deutschland[f]	23.1	19.1	9.2	5.8	3.8	2.7	2.1	1.6	1.3	0.8	0.5
of which: One 2 One (to become T-Mobile UK)	10,4	8.3	4.2	-	-	-	-	-	-	-	-
of which: VoiceStream[d]	7.0	-	-	-	-	-	-	-	-	-	-
of which: T-Mobile Austria (formerly max.mobil.)	2.1	2.1	1.5	-	-	-	-	-	-	-	-
of which: Westel	2.5	1.7	0.9	-	-	-	-	-	-	-	-
of which: RadioMobil[d]	2.9	-	-	-	-	-	-	-	-	-	-
of which: HT-Hrvatske telekomunikacije[d]	0.9	-	-	-	-	-	-	-	-	-	-
Subscribers (pro rata)[g]	51.2	34.8	16.9	-	-	-	-	-	-	-	-
T-Online subscribers (millions)											
Total number of subscribers	10.7	7.9	4.2	2.7	1.9	1.4	1.0	0.7	0.5	0.3	0.3
of which: T-Online International AG (Germany)	8.8	6.5	4.2	2.7	1.9	1.4	1.0	0.7	0.5	0.3	0.3
of which: T-Online France (Club-Internet)	0.8	0.6	-	-	-	-	-	-	-	-	-
of which: Ya.com	0.9	0.7	-	-	-	-	-	-	-	-	-
of which: others[h]	0.2	0.1	-	-	-	-	-	-	-	-	-
T-Systems figures (services)											
Systems integration (millions of billed hours)	11.4	-	-	-	-	-	-	-	-	-	-
Number of e-business marktplaces	6	2	-	-	-	-	-	-	-	-	-
Number of workstations managed and serviced	970,000	-	-	-	-	-	-	-	-	-	-
Overall processor performance (MIPS)[i]	79,122	59,992	37,110	29,787	26,143	16,703	12,172	7,596	3,601	3,424	-
Points of presence (POPs)	63	-	-	-	-	-	-	-	-	-	-
Number of servers managed and serviced	23,852	-	-	-	-	-	-	-	-	-	-
Network (Germany)											
Copper cable (millions of km)	1,481.1	1,449.8	1,450.2	1,452.3	1,455.7	1,446.1	1,410.8	1,399.9	1,367.6	1,204.1	1,330.7
Fibre optic cable (millions of km)	172.9	167.7	162.5	157.4	150.6	137.6	124.6	114.7	102.3	67.2	54.5

[a] Standard lines (analog) including public telephones and ISDN channels in operation.
[b] Two ISDN channels are available per basic access line, and 30 per primary-rate access line.
[c] Until financial year 2000, this item still included the subsidiaries MultiLink, PRAGONET and SIRIS, which were however assigned to T-Systems with effect from 2001 in line with the reorganization of the Deutsche Telekom Group based on strategic divisions.
[d] These subsidiaries were not fully consolidated until financial year 2001.
[e] Total subscribers of fully consolidated mobile communications subsidiaries and total subscribers of other mobile communications shareholdings.
[f] Aggregated number of T-C-Tel and D1 network subscribers. Service in the C-Network was discontinued during the year 2000.
[g] Proportionate number of subscribers in all mobile communications subsidiaries according to the percentage of shares held in each subsidiary.
[h] Combined number of T-Online.at (Austria) and T-Online.ch (Switzerland) subscribers.
[i] Million instructions per second.

Deutsche Telekom worldwide.

■ Bonn (Deutsche Telekom Group Headquarters)

Country offices, regional offices and representative offices

Europe
- ■ Brussels
- ■ Kiev
- ■ London
- ■ Madrid
- ■ Milan
- ■ Moscow
- ■ Paris

America
- ■ New York
- ■ Washington

Asia
- ■ Beijing
- ■ Singapore
- ■ Tokyo

Selected subsidiaries and associated companies

Europe

■ Austria	- T-Mobile Austria - T-Online.at - T-Systems
■ Belgium	- T-Systems
■ Croatia	- Hrvatske telekomunikacije
■ Czech Republic	- RadioMobil/T-Mobile - Pragonet - T-Systems
■ Denmark	- T-Systems
■ France	- T-Online France - T-Systems
■ Hungary	- MATÁV - Westel - T-Systems
■ Italy	- T-Systems
■ Netherlands	- BEN - T-Systems
■ Poland	- PTC - T-Systems
■ Portugal	- Terravista
■ Russia	- MTS - T-Systems
■ Slovakia	- Slovenské Telekomunikácie
■ Spain	- Ya.com - T-Systems
■ Switzerland	- T-Online.ch - T-Systems
■ Turkey	- T-Systems
■ UK	- T-Mobile UK - T-Motion - T-Systems
■ Ukraine	- UMC

America

■ USA	- VoiceStream - T-Systems - T-Venture of America

Canada - T-Systems

South America

■ Brazil	- T-Systems

Asia

■ Hong Kong	- T-Systems
■ Indonesia	- Satelindo
■ Japan	- T-Systems
■ Malaysia	- TRI/Celcom
■ Philippines	- Globe Telecom - T-Systems
■ Singapore	- T-Systems

Middle East

■ Israel	- Barak I.T.C. - VocalTec

Africa

■ South Africa	- T-Systems

Australia - T-Systems

As of March/April 2002





SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

Date: April 23, 2002

By: [signature]
Name: Rolf Ewenz-Sandten
Title: Vice President